      As filed with the Securities and Exchange Commission on May 3, 2000



                                     REGISTRATION STATEMENT NO. 333-32976




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                AMENDMENT NO. 1
                                       to


                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------

                              ANDOVER BANCORP, INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                               6022                  04-2952665
     (State or Other Jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
     Incorporation or Organization)         Classification Code)       Identification No.)


                                 61 MAIN STREET
                          ANDOVER, MASSACHUSETTS 01810
                                 (978) 749-2000
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Office)

                               GERALD T. MULLIGAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 61 MAIN STREET
                          ANDOVER, MASSACHUSETTS 01810
                                 (978) 749-2000

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of
                               Agent for Service)

                                  ------------

                                   Copies to:

           REGINA M. PISA, P.C.                           PETER W. COOGAN
             PAUL W. LEE, P.C.                        FOLEY, HOAG & ELIOT LLP
        GOODWIN, PROCTER & HOAR LLP                   ONE POST OFFICE SQUARE
              EXCHANGE PLACE                        BOSTON, MASSACHUSETTS 02109
     BOSTON, MASSACHUSETTS 02109-2881                     (617) 832-1000
              (617) 570-1000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the merger of GBT Bancorp with and into Andover Bancorp, Inc. pursuant to an Agreement and Plan of Merger dated as of January 26, 2000 as described in the enclosed Proxy Statement-Prospectus.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box./ /

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /_____________

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_____________





        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1993 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

[ANDOVER BANCORP, INC. LOGO]                          [GBT BANCORP LOGO]



                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT


To GBT Bancorp Stockholders:

      The Board of Directors of GBT Bancorp has approved an agreement and plan of merger that would result in the merger of GBT with and into Andover Bancorp, Inc.

      The GBT Board believes that the merger is in the best interests of its stockholders and recommends that you vote in favor of the merger agreement.

      As a GBT stockholder, you will receive either $20.50 in cash or 0.7543 shares of the common stock of Andover in exchange for each of your shares of the common stock of GBT. The amount of cash or the number of shares of Andover common stock that each stockholder of GBT will receive is discussed in the accompanying proxy statement/prospectus. As further discussed in this proxy statement/prospectus, it is intended that you generally will not recognize federal income tax gain or loss for the Andover common stock you receive. Andover common stock is listed on the Nasdaq National Market under the symbol "ANDB."


      GBT will hold a stockholders meeting on June 20, 2000, at which you will be asked to vote on the merger agreement, the merger and the other matters and transactions contemplated by the merger agreement.


      We cannot complete the merger unless it is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of GBT common stock entitled to vote.

        YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the GBT stockholders meeting, please take the time to vote on the proposal to approve the merger agreement and related transactions at the meeting by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of the proposal to approve the merger agreement and related transactions. If you fail to return your proxy card, or if you fail to sign your proxy card, the effect will be a vote against the merger unless you attend the meeting and vote in person for the merger.

    The date, time and place of the GBT stockholders meeting are as follows:


June 20, 2000 at 10:00 A.M. local time
The Gloucester House Restaurant
7 Seas Wharf
Gloucester, MA 01930


    This proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read carefully this entire document. In addition, you may obtain information about Andover from documents that it has previously filed with the Securities and Exchange Commission.

/s/   Gerald T. Mulligan
----------------------------------
Gerald T. Mulligan
President and Chief Executive Officer of
Andover Bancorp, Inc.

/s/ David L. Marsh
----------------------------------
David L. Marsh
President and Chief Executive Officer of

GBT Bancorp




WE URGE GBT STOCKHOLDERS TO CONSIDER THOSE MATTERS SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROXY STATEMENT/PROSPECTUS. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF ANDOVER COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF ANY OF THE PARTIES, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.



Proxy Statement/Prospectus dated May 3, 2000, and first mailed to GBT's stockholders on or about May 12, 2000.

                   IMPORTANT INFORMATION NOT INCLUDED IN THIS
                           PROXY STATEMENT/PROSPECTUS



      This proxy statement/prospectus incorporates important business and financial information about Andover Bancorp, Inc. that is not included in or delivered with this document. We have listed the documents containing this information on page 85. These documents are available to you without charge upon written or oral request. In order to obtain these documents, please contact the following:


      Andover Bancorp, Inc.
      61 Main Street
      Andover, Massachusetts 01810
      Attention: Joseph F. Casey, Chief Financial Officer and Treasurer Telephone Number: (978) 749-2000


       WE MUST RECEIVE YOUR REQUEST FOR DOCUMENTS NO LATER THAN JUNE 12, 2000 TO ENSURE THAT YOU RECEIVE THE DOCUMENTS IN TIME FOR THE GBT BANCORP STOCKHOLDERS MEETING.

                                         GBT BANCORP
                                        2 HARBOR LOOP
                              GLOUCESTER, MASSACHUSETTS  01930
                                       (978) 282-1200


      NOTICE IS HEREBY GIVEN that a special meeting of stockholders of GBT Bancorp will be held at 10:00 A.M. on June 20, 2000 at The Gloucester House Restaurant, 7 Seas Wharf, Gloucester, MA 01930 for the following purposes:


      1. To consider and vote upon a proposal to approve and adopt an agreement and plan of merger dated as of January 26, 2000 by and between Andover Bancorp, Inc. and GBT Bancorp pursuant to which GBT will be merged into Andover and the stockholders of GBT will receive either cash or shares of Andover common stock (or a combination of cash and stock) in exchange for their shares of GBT common stock.

      2. To transact such other business as may properly come before the special meeting or any adjournment or adjournments thereof.


      The Board of Directors of GBT has fixed the close of business on May 1, 2000 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting. Only holders of GBT common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or adjournments thereof.


      Under Massachusetts law, you have "dissenters' rights," which means that you may dissent from the merger and demand payment for your shares of GBT common stock and an appraisal as an alternative to receiving the merger consideration Andover agreed to pay in the merger agreement. To properly exercise your right to dissent from the merger you must comply with Sections 85-98 of Chapter 156B of the Massachusetts General Laws, which is attached as Annex C to the accompanying proxy statement/prospectus. This right is explained in greater detail in the proxy statement/prospectus in the section headed "THE MERGER--Appraisal and Dissenters' Rights."

      The Board of Directors of GBT unanimously recommends that stockholders vote "FOR" approval of the merger agreement.

                                             BY ORDER OF THE BOARD OF DIRECTORS


                                             Marianne Smith, Clerk



Gloucester, Massachusetts
May 3, 2000


EVEN IF YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. FAILURE TO RETURN A PROPERLY EXECUTED PROXY OR TO VOTE AT THE SPECIAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER AGREEMENT.

                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
SUMMARY ..................................................................................................    1

RISK FACTORS .............................................................................................    8
      Failure to integrate operations following the merger could reduce our future earnings per share ....    8
      Unanticipated costs relating to the merger could reduce our future earnings per share...............    8
      A decline in the market price of Andover common stock prior to the effective time of the merger
      could result in significant tax liability for GBT stockholders and GBT .............................    8
      Changes in the local economy and marketplace could adversely impact our business....................    9
      Our business could be adversely impacted by applicable regulatory changes or modifications..........    9
      Our performance may decline if key individuals leave the surviving corporation .....................    9
      We face increased competition ......................................................................    9
      Failure in new non-banking activities could reduce our earnings per share ..........................    9

ANDOVER SELECTED CONSOLIDATED FINANCIAL INFORMATION ......................................................   11

GBT SELECTED CONSOLIDATED FINANCIAL INFORMATION ..........................................................   13

COMPARATIVE PER COMMON SHARE DATA ........................................................................   14

THE GBT MEETING ..........................................................................................   15
      Purpose of the Meeting .............................................................................   15
      Record Date; Voting Rights; Proxies ................................................................   15
      Independent Public Accountants .....................................................................   16
      Solicitation of Proxies; Quorum ....................................................................   16
      Required Vote ......................................................................................   16

PROPOSAL--APPROVAL OF THE AGREEMENT AND PLAN OF MERGER ...................................................   17
      The Merger Proposal ................................................................................   17
      Required Vote and Recommendation ...................................................................   17

THE MERGER ...............................................................................................   17
      Background of the Merger ...........................................................................   17
      Andover's Reasons for the Merger ...................................................................   18
      Recommendation of the GBT Board; GBT's Reasons for the Merger ......................................   19
      Opinion of GBT's Financial Advisor .................................................................   20
      Other Interests of GBT Directors and Officers in the Merger ........................................   30
      Stock Option Agreement .............................................................................   31
      Voting Agreement ...................................................................................   33
      Board of Directors and Management of Andover Following the Merger ..................................   34
      Nasdaq Listing of Andover's Common Stock ...........................................................   34
      Dividends ..........................................................................................   34
      Accounting Treatment of the Merger .................................................................   34
      Appraisal and Dissenters' Rights ...................................................................   34

THE MERGER AGREEMENT .....................................................................................   35
      General ............................................................................................   35
      Merger Consideration ...............................................................................   35
      Election Procedures ................................................................................   36
      Representations and Warranties .....................................................................   39


                                       (i)

      Covenants and Agreements ...........................................................................     40
      Conditions to Complete the Merger ..................................................................     42
      Termination; Expenses ..............................................................................     43
      Amendment; Waiver ..................................................................................     45
      Survival of Provisions .............................................................................     45
      Restrictions on Resales by Affiliates ..............................................................     46

THE COMPANIES ............................................................................................     46
      Andover Bancorp, Inc ...............................................................................     46
      GBT Bancorp ........................................................................................     47

GBT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GBT BANCORP
AND ITS SUBSIDIARY, GLOUCESTER BANK AND TRUST COMPANY ....................................................     48
      Highlights .........................................................................................     48
      Average Balance Sheet ..............................................................................     48
      Rate / Volume Analysis of Net Interest Income ......................................................     49
      Results of Operations Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998 .....     49
      Results of Operations Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997 .....     51
      Financial Condition ................................................................................     53
      Liquidity and Interest Rate Sensitivity Management .................................................     54
      Capital ............................................................................................     55
      Recent Accounting Developments .....................................................................     55

CERTAIN STATISTICAL AND OTHER INFORMATION WITH RESPECT TO GBT ............................................     55
      Investment Portfolio ...............................................................................     56
      Loan Portfolio .....................................................................................     57
      Non-accrual, Past Due, Restructured, and Potential Problem Loans ...................................     57
      Summary Of Loan Loss Experience ....................................................................     58
      Allowance For Loan Losses Allocation ...............................................................     58
      Deposits ...........................................................................................     59

REGULATORY CONSIDERATIONS ................................................................................     59
      General ............................................................................................     59
      Regulation of Andover ..............................................................................     60
      Regulation of Andover Bank and Gloucester Bank .....................................................     63
      Government Policies and Legislative and Regulatory Proposals .......................................     65
      Status of Regulatory Approvals and Other Information ...............................................     66

FEDERAL INCOME TAX CONSEQUENCES ..........................................................................     66
      Tax Consequences of the Merger .....................................................................     66
      Backup Withholding .................................................................................     67
      Other Tax Consequences .............................................................................     68

PRINCIPAL STOCKHOLDERS OF GBT ............................................................................     69

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION ..............................................     70

DESCRIPTION OF CAPITAL STOCK OF ANDOVER ..................................................................     70
      Authorized Capital Stock ...........................................................................     70
      Common Stock .......................................................................................     71
      Andover Shareholder Rights Agreement ...............................................................     71


                                      (ii)

      Registrar and Transfer Agent .......................................................................     73

COMPARISON OF RIGHTS OF HOLDERS OF GBT COMMON STOCK AND ANDOVER COMMON STOCK .............................     74
      Restrictions upon Subject Transactions and Certain Business Combinations ...........................     74
      Mergers, Share Exchanges or Asset Sales ............................................................     78
      Appraisal Rights ...................................................................................     78
      Special Meetings of Stockholders ...................................................................     79
      Cumulative Voting For Directors ....................................................................     79
      Preemptive Rights ..................................................................................     79
      Classified Board of Directors ......................................................................     79
      Election of the Board of Directors .................................................................     80
      Removal of Directors ...............................................................................     80
      Enlargement of Board, Filling Vacancies on Board ...................................................     80
      Directors' Liability ...............................................................................     81
      Indemnification of Officers and Directors ..........................................................     82
      Amendments to the Charter ..........................................................................     83
      Amendments to the By-laws ..........................................................................     83

OTHER MATTERS ............................................................................................     84

LEGAL MATTERS ............................................................................................     84

EXPERTS ..................................................................................................     84

WHERE YOU CAN FIND MORE INFORMATION ON ANDOVER ...........................................................     85


GBT FINANCIAL STATEMENTS .................................................................................    F-1



Annex A - The Merger Agreement ...........................................................................    A-1
Annex B - Stock Option Agreement .........................................................................    B-1
Annex C - Provisions of Massachusetts Law Governing Dissenters' Rights ...................................    C-1
Annex D - Opinion of McConnell, Budd & Downs, Inc. Regarding Fairness of Transactions ....................    D-1



                                      (iii)

                                     SUMMARY


      This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and for a more complete description of the legal terms of the merger, you should carefully read this entire document and the documents to which we refer you. See "Where You Can Find More Information on Andover" on page 85.



      This proxy statement/prospectus contains forward-looking statements concerning, among other things, the benefits expected to result from the merger and the future financial performance of Andover after the merger. Actual results may differ significantly from the forward-looking statements. See "Risk Factors" beginning on page 8.


                                  THE COMPANIES

Andover Bancorp, Inc.
61 Main Street
Andover, Massachusetts 01810
(978) 749-2000

      Andover, incorporated in the State of Delaware, is the holding company for Andover Bank, a Massachusetts chartered savings bank. Andover Bank provides commercial and retail banking products and services. In Massachusetts, Andover principally provides services in Essex and Middlesex Counties with locations in the communities of Andover, Lawrence, Methuen, North Andover and Tewksbury. In New Hampshire, Andover principally provides services in the southern region of the state with locations in the communities of Londonderry and Salem. At December 31, 1999, Andover's total assets were approximately $1.5 billion, total deposits were approximately $968.5 million and stockholders' equity was approximately $130.3 million.

GBT Bancorp
2 Harbor Loop
Gloucester, Massachusetts
(978) 282-1200

      GBT, incorporated in The Commonwealth of Massachusetts, is the holding company for Gloucester Bank and Trust Company, a Massachusetts chartered trust company. Gloucester Bank provides commercial and retail banking products and services in Essex County, Massachusetts from its main office in Gloucester. As of December 31, 1999, GBT's total assets were approximately $130.9 million, total deposits were approximately $103.5 million and stockholders' equity was approximately $8.4 million.

                                  THE GBT BOARD
                         UNANIMOUSLY RECOMMENDS THAT ITS
                         STOCKHOLDERS APPROVE THE MERGER

      The GBT Board believes that the merger is advisable and recommends that you vote for the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

         The GBT Board recommends the merger because:

         - of the overall price paid by Andover for the acquisition of GBT;

         - of the mix of cash and Andover common stock offered as consideration by Andover;

         - of the liquidity of the trading market for Andover common stock;

         - GBT's customers and local community will benefit from the greater resources and broader services of a larger banking organization;

         - following the merger, Andover is expected to be a strong bank holding company operating through its community banks, Andover Bank and Gloucester Bank, in Essex and Middlesex Counties, Massachusetts and southern New Hampshire and positioned for strategic opportunities throughout Massachusetts and New England; and

         - the merger is expected to result in improved long-term earnings growth and value enhancing opportunities, operating efficiencies and a strengthened credit profile.


      To review the GBT Board's reasons for recommending the merger in greater detail, as well as related uncertainties, see pages 19 to 20.


                              WHAT WILL TAKE PLACE
                               AT THE GBT MEETING


      GBT will hold a Special Meeting of Stockholders at The Gloucester House Restaurant, June 20, 2000 at 10:00 A.M.


      At the GBT meeting, GBT stockholders will vote upon a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

      The merger cannot be completed unless, among other things, it is approved by the holders of two-thirds of the outstanding shares of GBT common stock entitled to vote at the GBT meeting.


      Only holders of record of GBT common stock at the close of business on May 1, 2000, which is the record date for the GBT meeting, will be entitled to notice of and to vote at the GBT meeting.


      If your shares of GBT common stock are held in "street name" by your broker, your broker will vote your shares with respect to the merger agreement only if you provide instructions on how to vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, you will in effect be voting against the merger.

      GBT requests that you complete your proxy card to ensure that you are represented on all matters submitted to the GBT stockholders at the GBT meeting.


      As of May 1, 2000



         - The directors and executive officers of GBT and their affiliates beneficially owned approximately 23.24% of the outstanding shares of GBT common stock.



         - A total of 791,374 shares of GBT common stock are eligible to vote at the GBT meeting.


      The directors and officers of GBT, in some cases along with their respective spouses, have entered into a voting agreement with Andover to vote all of their shares, representing approximately 23.24% of GBT's outstanding shares of common stock, in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement.

                             HOW TO CHANGE YOUR VOTE

      You may change your vote at any time before your proxy is voted at the GBT stockholders meeting. You can do so in one or more of the following ways:

         - You can send a written notice subsequent to an earlier dated proxy, stating that you are revoking your earlier dated proxy. You should send written notice to the President and Chief Executive Officer of GBT at the address below;

         - You can complete a new proxy card and send it to the President and Chief Executive Officer of GBT at the address below, in which case the new proxy card will automatically replace any earlier dated proxy card that you returned; or

         -        You can attend the stockholders meeting and vote in person.

      You should send any written notice of revocation, request for a new proxy card or completed new proxy card to GBT at the following address:

GBT Bancorp
2 Harbor Loop
Gloucester, Massachusetts 01930-0030
Attn:  David L. Marsh, President and
       Chief Executive Officer

                                   THE MERGER

      The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire merger agreement because it is the document that governs the merger.


                    WHAT GBT STOCKHOLDERS WILL RECEIVE IN THE
                          MERGER (SEE PAGES 35 TO 39)


      At the effective time of the merger, each of your shares of GBT common stock will convert into the right to receive, subject to the election procedures and cash consideration limitations discussed below, either:

         -        $20.50 in cash; or

         -        0.7543 shares of Andover common stock.

      It is the intention under the merger agreement that 50% of the GBT common stock will be exchanged for cash and 50% of the GBT common stock will be exchanged for Andover common stock. The amount of cash to be paid by Andover in the merger is therefore limited to $8,111,383.50.


      However, the actual type of consideration to be paid to you (cash or stock) will depend on availability after taking into account the preferences set forth in the elections of all stockholders. Accordingly, it is important to submit an election form in order to maximize the likelihood of receiving the type of consideration that you prefer. See pages 36 to 39 for important information on how to make this election.



      The number of shares of Andover common stock that you will have the right to receive in exchange for your shares of GBT common stock may be increased if the Nasdaq closing price of Andover common stock declines to an average of $19.02 or lower for a 10 day period prior to the effective time of the merger. For detailed information about the consideration you will receive for your shares, see pages 35 to 36. For detailed information about possible adjustments to the number of shares of Andover common stock that you will have a right to receive in exchange for your shares of GBT common stock, see pages 35 to 36, which includes a table to assist you in understanding how the adjustments would work.


      No fractional shares of Andover common stock will be issued in the merger. Any fractional shares will be paid in cash.

      You should not send in your stock certificates for exchange until instructed to do so after we complete the merger.

                    WHAT CURRENT STOCKHOLDERS OF ANDOVER WILL
                              OWN AFTER THE MERGER

      Stockholders of Andover will continue to own their existing shares after the merger.

                        WHEN THE MERGER WILL BE COMPLETED

      We expect that the merger will be completed as soon as practicable following the approval by the stockholders of GBT at its stockholders meeting, if we obtain all regulatory approvals and all other conditions to the merger are satisfied.

                  BOARD OF DIRECTORS OF ANDOVER AND GLOUCESTER
                              BANK AFTER THE MERGER

         The members of the Board of Directors of each of Andover and Gloucester Bank in office immediately before the completion of the merger will continue to hold office following the completion of the merger, except that Mr. Mulligan, the President and Chief Executive Officer of Andover, will join the Board of Gloucester Bank. No members of the Board of Directors of GBT will hold office in Andover.


                  OTHER INTERESTS OF GBT OFFICERS AND DIRECTORS
                           IN THE MERGER (SEE PAGE 30)


         David L. Marsh, President and Chief Executive Officer and a director of GBT, the other directors of GBT, and Stephen R. Parkhurst, Executive Vice President, are also stockholders of GBT. Mr. Marsh and Mr. Richard J. Edelstein, Senior Vice President, Loans, will receive additional benefits as officers as a result of the merger that are different from the benefits you will receive.

         GBT agreed to cause Gloucester Bank to terminate Mr. Marsh's current employment agreement and to enter into a new employment agreement with him prior to the effective time of the merger. The new agreement will provide Mr. Marsh with a guaranteed annual salary of $142,000 and other standard benefits for a three year period after the merger. GBT also agreed to cause Gloucester Bank to terminate Mr. Marsh's special termination agreement subject to Gloucester Bank paying Mr. Marsh $361,827.

         GBT also agreed to cause Gloucester Bank to enter into an employment agreement with Mr. Edelstein prior to the effective time of the merger that provides Mr. Edelstein with a guaranteed annual salary of $91,670 and other standard benefits for a two year period after the merger.

         You may want to consider these benefits in deciding whether to vote in favor of the merger.


                        CONDITIONS TO COMPLETE THE MERGER
                                  (SEE PAGE 42)


      A number of conditions must be satisfied before the merger is completed, including that:

         -        the stockholders of GBT approve the merger agreement;

         - the Board of Governors of the Federal Reserve System and the Massachusetts Board of Bank Incorporation approve the merger;

         - Nasdaq authorizes the listing of the Andover common stock to be issued to GBT stockholders;

         - none of the requisite regulatory approvals imposes any condition upon Andover, Andover Bank, GBT or Gloucester Bank such that Andover reasonably determines that the condition would materially adversely affect GBT or Gloucester Bank or materially impair the value of GBT or Gloucester Bank to Andover; and

         -        no court or governmental authority prohibits the merger.


                          TERMINATION FEE (SEE PAGE 43)


         As a condition to Andover's willingness to enter into the merger agreement, GBT agreed to pay a termination fee to Andover if the merger agreement is terminated for specific reasons set forth in the merger agreement. The termination fee would equal $800,000, less the amount of any other payments made by GBT to Andover for costs and expenses due to GBT having materially breached the merger agreement by its willful conduct or gross negligence.

                    CIRCUMSTANCES UNDER WHICH THE PARTIES MAY
                  TERMINATE THE MERGER AGREEMENT (SEE PAGE 43)


      Andover and GBT may agree to terminate the merger agreement at any time before the merger has been completed. Either Andover or GBT generally may terminate the merger agreement if any of the following occurs:

         - the merger has not been completed on or before September 30, 2000, unless Andover and GBT agree to a later date;

         - 90 days has passed since an application for a required governmental approval is denied or withdrawn and a petition for rehearing or an amended application has not been filed;

         -        the required GBT stockholder approval is not obtained;

         -        a court or other governmental authority prohibits the merger;
                  or

         - the other party materially breaches the representations, warranties, covenants or agreements contained in the merger agreement, and the breach is not cured within the specified time period.

      Andover has the right to terminate the merger agreement if the GBT Board does not recommend to its stockholders that they vote in favor of the merger or the GBT Board withdraws or adversely changes its recommendation to its stockholders that they vote in favor of the merger.


      GBT may have the right to terminate the merger agreement if the price of Andover common stock declines below $19.02. This termination right, however, is subject to Andover's right to increase the effective exchange rate from 0.7543 as provided in the merger agreement. If exercised, this right would result in GBT stockholders receiving more shares of Andover common stock as consideration for their shares of GBT common stock. Please see page 44 for a detailed example of how this termination right works and how the exchange rate could be affected. The table on page 36 further illustrates how the exchange rate could be affected.



                     THE PARTIES ENTERED INTO A STOCK OPTION
                     AGREEMENT TO DETER OTHER COMPANIES FROM
                           ACQUIRING GBT (SEE PAGE 30)


      As a condition to Andover's willingness to enter into the merger agreement, and to discourage other companies from attempting to acquire GBT, GBT granted Andover an option to purchase up to 157,483 shares of GBT common stock at an exercise price of $20.50 per share. The number of shares for which the option is exercisable represents approximately 19.9% of GBT's presently issued and outstanding common stock. The option is only exercisable upon the occurrence of specified events that would ordinarily be associated with an acquisition or potential acquisition of GBT by a third party.


                        REGULATORY APPROVALS ARE REQUIRED
                                  (SEE PAGE 59)


      Prior to the completion of the merger, Andover and GBT are required to obtain a number of regulatory approvals in connection with the merger, including the approval of the Massachusetts Board of Bank Incorporation and the Federal Reserve Board. We have filed applications seeking approval of the merger with the necessary regulatory authorities.


                  MCCONNELL, BUDD & DOWNES, INC. BELIEVES THAT
                        THE CONSIDERATION PAYABLE TO GBT
                    STOCKHOLDERS BY ANDOVER IS FAIR TO GBT'S
                     STOCKHOLDERS (SEE PAGES 20 THROUGH 30)


         McConnell, Budd & Downes, Inc. has acted as financial advisor to GBT in connection with the merger. McConnell, Budd & Downes delivered to GBT a written opinion dated January

26, 2000, which was confirmed and updated by a written opinion dated as of the date of this proxy statement/prospectus, to the effect that, as of the date of the opinion, and based upon and subject to matters stated in the opinion, the merger consideration was fair, from a financial point of view, to the stockholders of GBT. The full text of the updated written opinion of McConnell, Budd & Downes, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this proxy statement/prospectus and should be read carefully in its entirety. McConnell, Budd & Downes provided its opinion for the information and assistance of the GBT Board and it addresses only the fairness, from a financial point of view, of the merger consideration to the common stockholders of GBT and the opinion neither addresses the merits of the underlying decision by GBT to engage in the transaction nor constitutes a recommendation to any stockholder as to how a stockholder should vote on the merger agreement.


                     FEDERAL INCOME TAX CONSEQUENCES OF THE
                              MERGER (SEE PAGE 66)


      GBT and GBT Stockholders. Provided that the value of Andover common stock paid to GBT stockholders as of the effective time of the merger continues to represent at least 40% of the merger consideration paid to such stockholders, the merger is expected to be tax-free to GBT and GBT stockholders who receive solely shares of Andover common stock. In the event that the per share price of Andover common stock falls to $18.20 as of the effective time of the merger, Andover common stock will represent approximately 40% of the merger consideration paid to GBT stockholders based upon the latest information available to the parties.

      Provided this 40% threshold is met, a GBT stockholder receiving cash in the merger generally will recognize gain, but not loss, for federal income tax purposes equal to the lesser of

         -        the amount of cash received by the stockholder in the merger;
                  or

         -        the gain realized by such stockholder in the merger.

The gain a GBT stockholder may realize in the merger is equal to the excess, if any, of the sum of the cash and the fair market value of the Andover common stock received by the stockholder over the stockholder's adjusted basis in his or her GBT common stock. This gain generally will be a capital gain, taxable as a long-term capital gain with respect to GBT common stock held by a stockholder for more than one year at the effective time of the merger.

      For more information regarding the likely tax consequences of the value of Andover common stock paid to GBT stockholders as of the effective time of the merger representing less than 40% of the merger consideration paid to such stockholders, see "Risk Factors - A Decline in the Market Price of Andover Common Stock Prior to the Effective Time of the Merger Could Result in Significant Tax Liability for GBT Stockholders and GBT."


                            GBT STOCKHOLDERS HAVE THE
                     RIGHT TO DEMAND PAYMENT FOR THEIR STOCK
                                 (SEE PAGE 34)


      Under Massachusetts law, in connection with the merger, you have dissenters' rights, which means that you have the right to demand payment for your shares of GBT common stock and the right to an appraisal of the value of your shares of GBT common stock as an alternative to receiving the merger consideration in exchange for your shares of GBT common stock.


                    ANDOVER SHARES TO BE LISTED ON THE NASDAQ
                          NATIONAL MARKET (SEE PAGE 70)


      Andover will list the shares of its common stock to be issued to holders of GBT common stock in connection with the merger on the Nasdaq National Market.

                        ANDOVER DIVIDEND POLICY FOLLOWING
                            THE MERGER (SEE PAGE 71)


      The current annualized rate of dividends on the shares of Andover common stock is $0.96 per share. It is expected that, upon completion of the merger, Andover will continue to pay quarterly dividends in a manner that is consistent with its past practices, subject to approval and declaration by the Andover Board. The payment of dividends by Andover in the future will depend on its financial condition and earnings, business conditions and other factors.


                     COMPARISON OF GBT STOCKHOLDERS' RIGHTS
                    BEFORE AND AFTER THE MERGER (SEE PAGE 74)



      The rights of the stockholders of GBT and Andover are governed by the charter documents and bylaws of the respective companies and by Massachusetts and Delaware law, respectively. Important differences do exist between the rights of the two companies. Please see "Comparison of Rights of Holders of GBT Common Stock and Andover Common Stock" beginning on page 74 for a complete description of these differences.



                          COMPARATIVE PER SHARE MARKET
                                PRICE INFORMATION
                                  (SEE PAGE 70)


      Shares of Andover common stock are listed on the Nasdaq National Market and shares of GBT common stock are quoted on the Nasdaq Bulletin Board, where there is an established public trading market for GBT common stock. On January 26, 2000, the last full trading day of Andover common stock and the last day during which a trade in GBT common stock was made by Moors & Cabot, Inc., a market maker in GBT common stock, before the public announcement of the signing of the merger agreement, the closing price of Andover common stock and GBT common stock were as follows:

                 Closing Price on    Pro Forma
                  January 26,2000    Equivalent
                  ---------------    ----------
Andover............$26.75               N/A
GBT................$12.50             $20.18


      The pro forma equivalent closing price gives effect to the merger by multiplying the closing price of Andover common stock on January 26, 2000 by the exchange rate of 0.7543.


      On May 1, 2000, Andover common stock closed at $27.1875 per share. Until and including May 1, 2000, the last trade of GBT common stock was at $17.6250 per share.


                      HOW TO OBTAIN ADDITIONAL INFORMATION

      If you have questions about the merger or if you would like copies of this proxy statement/prospectus, you should contact:

GBT Bancorp
2 Harbor Loop
Gloucester, Massachusetts 01930-0030
Attn:  David L. Marsh, President and
       Chief Executive Officer
       Phone Number:  (978) 282-1200

                                  RISK FACTORS

      Unless the context otherwise requires, all references in this section of this proxy statement/prospectus to "we," "us" or "our" refer to Andover Bancorp, Inc. and its subsidiaries on a consolidated basis following the completion of the merger.

      Stockholders of GBT should consider the following risk factors in conjunction with the rest of this document.

FAILURE TO INTEGRATE OPERATIONS FOLLOWING THE MERGER COULD REDUCE OUR FUTURE EARNINGS PER SHARE

      The integration of the systems and other back-office operations of Andover and GBT and their respective subsidiaries will present a challenge to management. We may not be able to integrate and manage these operations effectively or maintain or improve the historical financial performances of Andover and GBT. The failure to successfully integrate these systems and operations could have an adverse effect on the results of operations and financial condition of Andover.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE OUR FUTURE EARNINGS PER SHARE

      We believe that we have reasonably estimated the likely costs of integrating the operations of Andover and GBT, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on our results of operations and financial condition. If unexpected costs are incurred, the merger could have a dilutive effect on our earnings per share. In other words, if the merger is completed, it is possible that the earnings per share of Andover common stock could be less than they would have been if the merger had not been completed.

A DECLINE IN THE MARKET PRICE OF ANDOVER COMMON STOCK PRIOR TO THE EFFECTIVE TIME OF THE MERGER COULD RESULT IN SIGNIFICANT TAX LIABILITY FOR GBT STOCKHOLDERS AND GBT

      If a decline in the market price of Andover common stock causes the value of the Andover common stock paid to the GBT stockholders as of the effective time to represent less than 40% of the merger consideration paid to such stockholders, it is likely that the merger would fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Failure of the merger to qualify as a reorganization would result in GBT stockholders being taxed on both the stock and cash that they receive in connection with the merger. In other words, GBT stockholders would recognize gain or loss determined by the difference between the sum of the amount of cash and the fair market value of Andover common stock they receive in the merger relative to their basis in their GBT common stock. In addition, the transaction would be treated as a taxable sale of all of GBT's assets which would result in GBT being taxed on the gain on the sale of its assets which would be the difference between the purchase price as of the effective date, increased by any liabilities of GBT (including any tax liability on account of the deemed taxable sale of GBT's assets), and the tax basis of GBT's assets. Andover has stated that such a liability may be the basis for Andover to terminate the merger agreement. Ultimately, if Andover does not terminate the merger agreement and these taxes are imposed, the overall value of the combined enterprise as well as the value received and retained by GBT stockholders in connection with the merger would be reduced. In the event that the per share price of Andover common stock falls to $18.20 as of the effective time of the merger, Andover common stock will represent approximately 40% of the merger consideration paid to GBT stockholders based upon the latest information available to the parties.

CHANGES IN THE LOCAL ECONOMY AND MARKETPLACE COULD ADVERSELY IMPACT OUR BUSINESS

      Our business is impacted by changes in the local economy and marketplace. Specifically, the volume of loan originations is dependent upon demand for loans of the type originated and serviced by us and the competition in the marketplace for such loans. The level of consumer confidence, fluctuations in real estate values, fluctuations in prevailing interest rates and fluctuations in investment returns expected by the financial community could combine to make loans of the type originated by us less attractive. In addition, our business may be adversely affected by other factors that could

      -     increase the cost to borrowers of loans originated by us;

      -     create alternative lending sources for such borrowers; or

      - increase our cost of funds at a rate faster than an increase in interest income, thereby narrowing our net interest rate margins.

OUR BUSINESS COULD BE ADVERSELY IMPACTED BY APPLICABLE REGULATORY CHANGES OR MODIFICATIONS

      Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. There can be no assurance that these laws, rules and regulations will not be modified in the future, which could make compliance much more difficult or expensive, restrict our ability to originate, broker or sell loans or otherwise adversely affect our business or prospects.

OUR PERFORMANCE MAY DECLINE IF KEY INDIVIDUALS LEAVE THE SURVIVING CORPORATION

         After the merger, Andover will depend on the services of key personnel, including Gerald T. Mulligan, Joseph F. Casey, David L. Marsh and Richard J. Edelstein. The loss of the services of any of these key persons could have a material adverse effect on the successful integration of Andover and GBT and the results of operations of the surviving corporation. See "The Companies."

WE FACE INCREASED COMPETITION

      Andover faces increased competition from non-banking companies and may not be able to successfully compete with such companies in the future. Over the past several years, non-banking companies have provided significant competition for banks such as Andover Bank in the areas of originating loans, providing financing and providing investment and other accounts. Further, the financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. Moreover, with the passage of the Gramm-Leach-Bliley Act in 1999, which permits affiliations between banks, insurance companies and securities firms, non-banking companies may now affiliate with banks and provide FDIC-insured deposits. Some of these companies may be much larger and have greater resources than us and therefore may pose a competitive threat. Similarly, the largest banking companies continue to grow through acquisitions and other expansion and may also pose additional competitive threats. For more information on affiliations and activities that have become permissible see "Regulatory Considerations."

FAILURE IN NEW NON-BANKING ACTIVITIES COULD REDUCE OUR EARNINGS PER SHARE

      Failure in new non-banking activities conducted by Andover could have an adverse effect on our earnings. Andover has expanded its operations into new non-banking activities. Following the merger, we intend to continue our expansion into non-banking activities as attractive opportunities arise. Moreover, the passage of the Gramm-Leach-Bliley Act permits bank holding companies like Andover to engage in a greater array of activities. We may not be successful in these new activities because of several factors, including (1) a lack of market and product knowledge or awareness of other industry related matters and (2) an inability to attract and retain qualified employees with experience in these non-banking activities. For more information on affiliations and activities that have become permissible see "Regulatory Considerations."

      This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include information concerning possible or assumed future results of operations of Andover, including the anticipated benefits from the merger. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Stockholders of GBT should note that many factors could affect the future financial results of Andover and could cause these results to differ materially from those expressed in our forward-looking statements. There are many reasons why our actual results could differ materially from those set forth in the forward-looking statements, including the risk factors listed above. This list may not be exhaustive.

               ANDOVER SELECTED CONSOLIDATED FINANCIAL INFORMATION

      Set forth below are selected consolidated financial and operating data for Andover as of and for the periods indicated on a historical basis. This financial information has been derived from the Andover Annual Reports on Form 10-K for the fiscal years ended December 31, 1995 through December 31, 1999. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements, including the notes thereto, of Andover which are incorporated by reference herein. See "Where You Can Find More Information on Andover."

                                                                        At December 31,
                                                  ----------------------------------------------------------
                                                     1999          1998        1997         1996      1995
                                                     ----          ----        ----         ----      ----
                                                       (DOLLARS IN THOUSANDS, EXCEPT BANKING OFFICES DATA)
BALANCE SHEET DATA:
   Total assets..............................    $1,491,054   $1,410,247 $1,322,745  $1,204,813 $1,110,847
   Total loans...............................     1,133,101    1,050,765    978,823     870,035    768,598
   Allowance for loan losses.................        11,384       10,486     12,521      12,229     11,665
   Investments(1)............................       286,722      283,048    282,813     276,727    285,308
   Assets held for sale......................         1,494       11,282      5,537       2,220      5,162
   Deposits..................................       968,533      988,656    946,982     824,311    743,205
   Borrowed funds............................       379,384      283,824    258,732     274,418    272,626
   Stockholders' equity......................       130,263      121,142    107,079      95,846     85,165
   Non-performing assets.....................         2,497        3,492      8,255      12,382     15,785
   Number of banking offices and locations...            13           13         13          12         11

                                                                     Years Ended December 31,
                                                  ---------------------------------------------------------
                                                     1999          1998        1997       1996      1995
                                                     ----          ----        ----       ----      ----
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
   Interest and dividend income...............    $100,010       $97,246     $90,752    $83,823    $76,886
   Interest expense...........................      52,701        55,015      52,047     48,529     44,552
                                                  --------        ------      ------     ------     ------
   Net interest and dividend income...........      47,309        42,231      38,705     35,294     32,334
   Provision (credit) for loan losses.........         400        (1,705)        983      2,555      1,295
   Net gains (losses) from sales of assets
     held for sale and investment (1).........        (368)          670         422       (265)       324
   Gains (losses) on real estate operations, net        (5)           14        (971)    (1,542)     (2003)
   Other income...............................       4,613         3,502       5,307      4,804      4,870
   Merger expense (recovery)..................          --            --          --       (225)     1,000
   Non-interest expense.......................      21,977        22,577      21,986     20,045     18,258
                                                   -------       -------     -------    -------     ------
   Income before income tax expense and
     extraordinary item.......................      29,172        25,545      20,494     15,916     14,972
   Income tax expense.........................      10,287         8,159       7,288      3,264      5,634
                                                   -------      --------    --------   --------    -------
   Income before extraordinary item...........      18,885        17,386      13,206     12,652      9,338
   Extraordinary item.........................          --            --          --       (173)        --
                                                 ---------     ---------   ---------  ---------   --------
   Net income.................................     $18,885       $17,386     $13,206    $12,479     $9,338
                                                   =======       =======     =======    =======     ======

PER SHARE DATA:
   Basic earnings per share:
      Income per share before extraordinary item  $   2.89     $    2.68   $    2.05   $   1.98      $ 1.48
      Extraordinary item per share, net of tax          --            --          --       (173)         --
                                                 ---------     ---------   ---------   ---------    -------
      Net income per share....................    $   2.89      $   2.68    $   2.05   $   1.95     $ 1.48
                                                  ========      ========    ========   ========     ======
   Diluted earnings per share:
      Income per share before extraordinary item  $   2.82     $    2.60   $   1.99   $    1.95     $ 1.46
      Extraordinary item per share, net of tax          --            --          --      (0.03)        --
                                                 ---------     ---------   ---------  --------     -------
      Net income per share....................    $   2.82      $   2.60    $   1.99   $   1.92     $ 1.46
                                                  ========      ========    ========   ========     ======

   Dividends declared.........................    $   0.87      $   0.69    $   0.54   $   0.40     $ 0.30
   Book value at end of period................       19.94         18.58       16.58      14.94      13.40
   Book value (2).............................       20.40         18.39       16.40      14.89      13.37

                                                                     Years Ended December 31,
                                                  ----------------------------------------------------------
                                                     1999          1998        1997         1996      1995
                                                     ----          ----        ----         ----      ----
                                                                      (DOLLARS IN THOUSANDS)

SELECTED FINANCIAL RATIOS:
   Return on average assets..................         1.31%         1.27%       1.06%        1.08%     0.87%
   Return on average equity (2)..............        15.05         15.64       13.24        13.89     11.51
   Average equity as a percentage of
     average assets (2)......................         8.68          8.13        8.00         7.76      7.59
   Weighted average interest rate spread.....         2.79          2.57        2.67         2.66      2.71
   Net yield on average earning assets.......         3.37          3.18        3.22         3.16      3.14
   Dividend payout ratio.....................        30.85         26.54       27.14        20.83     20.55

-------------
(1) Includes investment securities, mortgage-backed securities and short-term investments, both available for sale and held to maturity.

(2)   Excludes the effect of SFAS No. 115.

                        GBT SELECTED CONSOLIDATED FINANCIAL INFORMATION

      Set forth below are selected financial and operating data for GBT as of and for the periods indicated on a historical basis. This financial information has been derived from audited consolidated financial statements for the fiscal years ended December 31, 1995 through December 31, 1999. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (and the audited financial statements, including the notes thereto, of GBT) which are included herein. See "GBT Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               At December 31,
                                            ---------------------------------------------------------
                                                  1999         1998        1997        1996     1995
                                                  ----         ----        ----        ----     ----
                                                                 (Dollars in Thousands)
BALANCE SHEET DATA:
  Total assets..............................   $130,914     $121,026     $112,730   $110,993   $99,242
  Total loans..............................      90,646       74,908       72,142     63,464    56,830
  Allowance for loan losses................       1,790        1,802        1,793      1,770     1,744
  Investments available-for-sale...........      25,411       24,864       23,879     31,241    27,599
  Deposits.................................     103,536       92,822       94,317     92,048    85,163
  Borrowed funds...........................      18,602       18,602        9,487      9,690     6,000
  Stockholders' equity.....................       8,422        9,308        8,595      7,793     7,501


                                                               For the Years Ended December 31,
                                                 -----------------------------------------------------
                                                  1999         1998        1997        1996     1995
                                                  ----         ----        ----        ----     ----
                                                     (Dollars in Thousands, except per share data)
OPERATING DATA:
  Interest and dividend income.............      $8,818       $8,366       $8,404     $7,529    $6,985
  Interest expense.........................       3,902        3,563        3,671      3,268     2,782
                                                 ------       ------       ------     ------    ------
  Net interest and dividend income.........       4,916        4,803        4,733      4,261     4,203
  Provision for loan losses................           0            0            0          0         0
  Securities gains (losses), net...........          66            4           72        110        (4)
  Other income.............................         822          857          736        693       670
  Non-interest expense.....................       4,515        3,698        3,479      3,353     3,111
                                                 ------       ------       ------     ------    ------
  Income before income tax expense.........       1,289        1,966        2,062      1,711     1,758
  Income tax expense.......................         565          827          860        714       733
                                                -------      -------      -------     ------   -------
  Net income...............................      $  724       $1,139       $1,202     $  997    $1,025
                                                 ======       ======       ======     ======    ======


PER SHARE DATA: (1)
  Basic earnings per share.................       $0.91        $1.41        $1.48       $1.20    $1.24
  Diluted earnings per share...............        0.91         1.41         1.48        1.20     1.24
  Dividends declared per share.............        0.60         0.58         0.57        0.57     0.57
  Book value (2)...........................       11.50        11.26        10.47        9.54     8.91

SELECTED FINANCIAL RATIOS:
  Return on average assets.................        0.58%        1.01%        1.09%       0.98%    1.13%
  Return on average equity (2).............        8.14        12.98        14.44       12.90    14.23
  Weighted average interest rate spread....        3.54         3.70         3.67        3.60     4.08
  Net yield on average interest-earning assets     4.29         4.61         4.61        4.50     5.04
  Dividend payout ratio....................       65.93        41.13        38.51       47.50    45.97

----------------------

(1) Adjusted for exchange of one share of Gloucester Bank stock for 7 shares of GBT Bancorp stock in 1998.

(2)   Excludes the effect of SFAS No. 115.

                        COMPARATIVE PER COMMON SHARE DATA
                                   (UNAUDITED)

        We have summarized below per common share information for Andover and GBT on a historical and pro forma combined and pro forma equivalent basis. The pro forma information gives effect to the merger accounted for as a "purchase." You should read this information in conjunction with Andover's historical financial statements and related notes contained in the reports and other information that we have filed with the Securities and Exchange Commission and with GBT's historical financial statements and related notes which are included herein. See "Where You Can Find More Information on Andover" and "Index to GBT Financial Statements."

                                                                           Years Ended December 31,
                                                                           ------------------------
                                                                         1999        1998         1997
                                                                         ----        ----         ----
Income from continuing operations per common share--basic:
      Andover
         Historical................................................     $2.89       $2.68        $2.05
         Pro forma combined for the merger (1).....................      2.75        2.61         2.01
      GBT
         Historical................................................      0.91        1.41         1.48
         Pro forma equivalent for the merger (2)...................      2.07        1.97         1.52
Income from continuing operations per common share--diluted:
      Andover
         Historical................................................      2.82        2.60         1.99
         Pro forma combined for the merger (1).....................      2.68        2.53         1.96
      GBT
         Historical................................................      0.91        1.41         1.48
         Pro forma equivalent for the merger (2)...................      2.02        1.91         1.48
Cash dividends per common share:
      Andover
         Historical................................................      0.87        0.69         0.54
         Pro forma combined for the merger (3).....................      0.87        0.69         0.54
      GBT
         Historical................................................      0.60        0.58         0.57
         Pro forma equivalent for the merger (2)...................      0.66        0.52         0.41

                                                                                     As of
                                                                               December 31, 1999
                                                                               -----------------

Book value per common share (4):
       Andover
         Historical................................................                  20.40
         Pro forma combined for the merger (1).....................                  20.80
       GBT
         Historical................................................                  11.50
         Pro forma equivalent for the merger (2)...................                  15.69


-------------

(1) Pro forma combined amounts reflect the proposed merger as if the merger had occurred at the beginning of such period.

(2) Pro forma equivalent amounts for GBT are calculated by multiplying the pro forma combined amounts by the exchange ratio of 0.7543.

(3) Pro forma combined cash dividends per common share represent historical dividends paid by Andover.

(4)   Excludes the effect of SFAS No. 115.

                                 THE GBT MEETING


PURPOSE OF THE MEETING

      At the special meeting, you will be asked to consider and vote upon a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. You also may be asked to vote upon such other matters as may properly come before the special meeting, which may include a proposal to adjourn the special meeting. Any such adjournment or adjournments could be used for the purpose of allowing additional time for the management of GBT to solicit additional votes to approve the merger agreement.

RECORD DATE; VOTING RIGHTS; PROXIES


      The close of business on May 1, 2000 has been fixed by GBT as the record date for the determination of holders of GBT common stock entitled to notice of and to vote at the GBT special meeting and any adjournment or adjournments. At the close of business on the record date, there were 791,374 shares of GBT common stock outstanding and entitled to vote. You are entitled to vote at the special meeting if you owned shares of GBT common stock as of the close of business on the record date. You will have one vote for each share of GBT common stock that you owned on that date.


      This proxy statement/prospectus is accompanied by a form of proxy. Each proxy returned to GBT by a holder of GBT common stock on the record date will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted "FOR" approval of the merger agreement. Proxies marked "FOR" approval of the merger agreement and executed but unmarked proxies will be voted in the discretion of the persons named in the accompanying form of proxy as to any proposed adjournment of the special meeting. Proxies that are voted against approval of the merger agreement will not be voted in favor of any motion to adjourn the special meeting to solicit more votes in favor of approval of the merger agreement.

      You may change your vote at any time before your proxy is voted at the GBT stockholders meeting. You can do so in one or more of the following ways:

      - You can send a written notice to the President and Chief Executive Officer of GBT at the address below stating that you are revoking your earlier dated proxy.

      - You can complete a new proxy card and send it to the President and Chief Executive Officer of GBT at the address below in which case the new proxy card will automatically replace any earlier dated proxy card that you returned.

      -     You can attend the GBT special meeting and vote in person.

      You should send your written notice that you are revoking your proxy, request for a new proxy card or completed new proxy card to GBT at the following address:

            GBT Bancorp
            2 Harbor Loop
            Gloucester, Massachusetts  01930-0030
            Attention:  David L. Marsh, President and Chief Executive Officer

      Your attendance at the GBT special meeting will not, in and of itself, constitute revocation of your proxy.

INDEPENDENT PUBLIC ACCOUNTANTS

      Representatives of Shatswell, MacLeod & Company, P.C., GBT's independent certified public accountants, are expected to be present at the GBT meeting and will have an opportunity to make a statement if they desire to do so. They are also expected to be available to respond to appropriate questions.

SOLICITATION OF PROXIES; QUORUM

      GBT will bear the cost of mailing this document to the GBT stockholders, as well as all other costs incurred by it in connection with the solicitation of proxies from its stockholders. In addition, the directors, officers and employees of GBT may solicit proxies from stockholders by telephone, telecopy or in person without compensation other than reimbursement for their actual expenses. GBT will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of stock held of record by such persons, and will reimburse such custodians, nominees and fiduciaries for their reasonable expenses in doing so. GBT has engaged Georgeson Shareholder Communications, Inc. to assist in the solicitation of proxies at a cost of $3,500.00 plus the reimbursement of certain expenses.

      A quorum, consisting of the holders of a majority in interest of all GBT stock issued, outstanding and entitled to vote on any matter, must be present in person or by proxy before any action may be taken at the special meeting.

REQUIRED VOTE

      The affirmative vote of the holders of two-thirds of the outstanding shares of GBT common stock, voting in person or by proxy, is necessary to approve the merger agreement.

      The proposal to adopt the merger agreement is considered a "non-discretionary item." As a result, brokerage firms who own shares in "street name" for customers who are the beneficial owners of those shares may not vote in their discretion on behalf of their clients if their clients have not furnished voting instructions. Stockholders who abstain from voting, but who are present in person or have executed a proxy, and broker "non-votes" will be considered in determining the presence of a quorum at the special meeting but will not be counted as votes cast for the merger agreement. Because the proposal to adopt the merger agreement is required to be approved by the holders of two-thirds of the outstanding shares of GBT common stock, abstentions and broker "non-votes" will have the same effect as a vote against this proposal at the special meeting.

      In connection with the execution of the merger agreement, GBT entered into an agreement with each of its directors and officers pursuant to which each such person agreed to vote his or her shares of GBT common stock in favor of the merger agreement. Such directors and executive officers own, in the aggregate, 23.24% of the outstanding common stock of GBT.

                                    PROPOSAL

                  APPROVAL OF THE AGREEMENT AND PLAN OF MERGER

THE MERGER PROPOSAL

      On January 26, 2000, at a Special Meeting of the GBT Board, the GBT Board deemed advisable and approved the merger agreement, the merger and the other matters and transactions contemplated by the merger agreement. All of the members of the GBT Board were present at the special meeting and all of the members of the GBT Board voted to approve the merger agreement, the merger and the other matters and transactions contemplated by the merger agreement.

REQUIRED VOTE AND RECOMMENDATION

      Proxies will be voted for the proposal unless contrary instructions are set forth in the proxy. Only stockholders of record of GBT common stock on the record date are entitled to vote on this proposal. This proposal requires the affirmative vote of two-thirds of all the votes entitled to be cast by holders of record of GBT common stock. Accordingly, abstentions and broker non-votes will have the effect of votes against this proposal.

      THE GBT BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

                                   THE MERGER

      This section of the proxy statement/prospectus, as well as the section entitled "The Merger Agreement," describes the material aspects of the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated in this proxy statement/prospectus by reference. We urge all GBT stockholders to read the merger agreement carefully in its entirety.

BACKGROUND OF THE MERGER

      ANDOVER:

      As part of its effort to expand its commercial banking franchise and enhance stockholder value, Andover has regularly considered a variety of strategic business combinations and acquisitions in recent years.

      On December 2, 1999, Andover received an e-mail from McConnell, Budd & Downes, Inc., financial advisor to GBT, soliciting a non-binding proposal for the acquisition of GBT.

      On December 7, 1999, Andover submitted a non-binding proposal for the acquisition of GBT having a value of $20.00 for each share of GBT common stock.

      At the December 16, 1999 meeting of the Andover Board, the full status of the possible agreement with GBT was discussed, including the potential issues associated with a business combination. Based upon these discussions, Mr. Mulligan was authorized to engage in further discussions with MB&D.

      After several discussions, on December 30, 1999, Mr. Mulligan presented MB&D with a revised non-binding proposal for the acquisition of GBT having a value of $20.50 for each share of GBT common stock with half of the consideration to be paid in cash and half to be paid in Andover common stock.

      Between January 6, 2000 and January 24, 2000, the parties and their respective financial and legal advisors discussed and negotiated the terms and conditions of the merger agreement and other related agreements, including the stock option agreement. Among the specific matters negotiated were the price fluctuation termination right and related exchange rate adjustment election intended to protect the stockholders of GBT from fluctuations in the price of Andover's common stock, and Andover's need for the stock option agreement. On January 22, 2000, Andover management conducted remaining due diligence at GBT. On January 24, 2000, the parties resolved all of the material open issues, including the amount and triggering events of the termination fee and the triggering events and other specifics of the stock option agreement.

      On January 26, 2000, the Board of Directors of Andover convened a meeting with Goodwin, Procter & Hoar LLP present at the meeting. Presentations were made with regard to the terms and conditions of the proposed merger with GBT and a full discussion ensued. After a detailed discussion, appropriate resolutions were adopted authorizing Mr. Mulligan and Mr. Casey to execute all documents related to the merger, including the merger agreement and the stock option agreement.

      GBT:

      As part of its strategic planning process, in the third quarter of 1999 the GBT Board decided to explore the possibility of a combination with another financial institution. On October 7, 1999, the Board met to authorize MB&D to present options to the Board. MB&D had been retained as GBT's investment bankers since 1995.

      On October 14, 1999 the Board reviewed financial projections comparing the results of GBT remaining independent with the results which might be obtained from merging with a larger bank. MB&D was authorized to contact organizations thought to be potential merger partners.

      On December 13, 1999, Frederic Schluter of MB&D reported to the Board that three organizations had expressed interest in an affiliation with GBT. During the week of December 20, Mr. Schluter and officers of GBT met with each of the three organizations and requested that they refresh their initial expressions of interest. On December 30, two of the organizations (including Andover) submitted non-binding proposals for the acquisition of GBT. At a special meeting held on January 4, 2000, the GBT Board decided to accept the Andover offer, subject to final negotiations of the terms presented. GBT's legal counsel, Foley, Hoag & Eliot LLP participated in the meeting.

      On January 21, 2000 the Board, again with legal counsel present, authorized the conduct of the necessary due diligence with Andover as a prelude to executing the final agreements.

      On January 26, 2000 the GBT Board convened a special meeting with Foley, Hoag, & Eliot LLP in attendance. Presentations were made regarding the terms and conditions of the proposed merger with Andover. Following a detailed discussion, the Agreement and Plan of Merger and the Stock Option Agreement were unanimously approved, and the President, Treasurer, and Clerk were authorized to execute all documents, and to take and all necessary actions in relation thereto.

      Following the close of trading of the Nasdaq National Market on January 26, 2000, authorized officers of Andover and GBT executed and delivered the merger agreement and the stock option agreement.

ANDOVER'S REASONS FOR THE MERGER

      Andover's acquisition strategy consists of identifying financial institutions which have business philosophies which are similar to those of Andover, operate in strong markets that are geographically compatible with the markets in which Andover operates, are financially sound and can be acquired for reasonable cost. Acquisitions also are evaluated in terms of asset quality, interest rate risk, potential operating efficiencies and revenue enhancements and management capabilities.

      In reaching its determination to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Andover Board consulted with management as well as with its financial advisor, Merrill Lynch Capital Markets and its legal advisor, Goodwin, Procter & Hoar LLP, and considered a number of factors, including:

      - the Andover Board's review of the financial condition, results of operations, business and overall prospects of GBT;

      - the fact that GBT's strong commercial banking franchise is contiguous to Andover's existing banking franchises in Massachusetts and New Hampshire;

      - the enhanced ability of the combined entity to compete against larger competitors;

      - the terms of the merger agreement and the stock option agreement (see "THE MERGER--Stock Option Agreement");

      - the anticipated cost savings and operating synergies available to the combined company subsequent to consummation of the merger, as well as the restructuring charge of approximately $835,000 on an after-tax basis that the combined company is expected to take in connection with the merger and the impact of this charge on the combined company's earnings;

      - the expectation that the merger will be a tax-free transaction to Andover and would be accounted for as a purchase (see "Federal Income Tax Consequences");

      - the nature of, and likelihood of obtaining, the regulatory and shareholder approvals that would be required in order to consummate the merger (see "REGULATORY CONSIDERATIONS-- Status of Regulatory Approvals and Other Information").

      The foregoing discussion of the information and factors discussed by the Andover Board is not meant to be exhaustive but includes all material factors considered by the Andover Board. In reaching its determination to approve and recommend the merger, the Andover Board did not assign relative or specific weights to the foregoing factors and individual directors may have given differing weights to different factors.

RECOMMENDATION OF THE GBT BOARD; GBT'S REASONS FOR THE MERGER

      In the course of reaching its decision to approve the merger agreement, the Board of Directors of GBT consulted with its legal advisors regarding the legal terms of the merger agreement and its financial advisors regarding the financial terms and the fairness, from a financial point of view, of the merger consideration to be paid to the holders of GBT common stock in connection with the merger.

      The terms of the merger agreement were reached on the basis of arms' length negotiations between Andover and GBT. In reaching the conclusion that the terms of the merger agreement are fair, the Board of Directors considered, among other things, the market value, book value, earnings per share, and dividends paid to holders of GBT common stock. The Board considered that the merger provides an opportunity for the stockholders of GBT to receive consideration for their shares having a value in excess of the book value of the GBT common stock and an increase in dividends paid to GBT stockholders, and that the merger consideration represents a substantial premium over the prices at which the GBT common stock has traded in the recent past and the price at which the Board reasonably anticipated the stock would be traded in the future. At December 31, 1999, the book value per share of the GBT common stock was $11.50, excluding the effect of SFAS No. 115. On January 26, 2000, the GBT common stock traded at $12.50. January 26, 2000 was the last day preceding the public announcement of the proposed merger that the GBT common stock was traded.

     In reaching its conclusion that the terms of the merger agreement are fair to the GBT stockholders, the Board of Directors took into consideration and relied in part upon the advice of McConnell, Budd & Downes, GBT's financial advisor. MB&D rendered an opinion dated as of January 26, 2000 as to the fairness, from a financial point of view, of the consideration to be received by the GBT stockholders. That opinion was confirmed and updated as of the date of this proxy statement/prospectus and is attached as Annex D. GBT's Board of Directors considered the analyses presented to it by MB&D relating to selected financial and stock market data concerning GBT and Andover, certain financial analyses of the terms of the merger and a comparison to the terms of other recent acquisitions.


      The Board of Directors of GBT considered the strategic alternatives available to GBT, including the possibility of remaining independent, further seeking competing proposals and accepting Andover's bid, before concluding that the merger represented an opportunity to enhance stockholder value at this time and that the merger consideration was fair to the stockholders.

      The Board of Directors considered the advantages of becoming part of a larger financial institution that has considerably greater resources and whose stock is traded on the Nasdaq National Market. GBT's Board of Directors believes that the proposed affiliation with Andover will provide increased liquidity for the stockholders of GBT and could lead to competitive advantages through greater diversity in product offerings, cost savings through integration of operations, improved access to capital and funding and geographic expansion of operations.

      The Board also considered the high costs of remaining independent as a small publicly traded company in an increasingly complex competitive and regulatory environment.


      The Board considered the fact that approval of the merger agreement requires the affirmative vote of two-thirds of the shares of GBT common stock outstanding and entitled to vote, consisting in large part of persons other than the members of management, and that the Board of Directors' decision to approve the merger agreement would allow the stockholders as a group to decide whether or not to accept Andover's proposal to acquire GBT.


      In reviewing the provisions of the merger agreement relating to the requirement that GBT pay to Andover a termination fee of $800,000 if, for certain specified reasons, the merger is not consummated, the Board of Directors was aware that the existence of such provision would make it more expensive for a third party to offer a price that was in excess of Andover's proposal. The Board of Directors was aware that the provision might significantly deter a potential competing acquirer from making an offer. The Board of Directors was also aware that Andover required the provision as a condition to entering into the merger agreement. See "THE MERGER AGREEMENT--Termination; Expenses."

      THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

OPINION OF GBT'S FINANCIAL ADVISOR


      On January 26, 2000, McConnell, Budd & Downes, Inc. delivered its opinion to the Board of Directors of GBT that, as of that date, the consideration to be paid to the stockholders of GBT upon completion of the merger was fair, from a financial point of view, to the GBT stockholders. MB&D confirmed and updated its opinion as of the date of this proxy statement/prospectus. A copy of MB&D's written opinion is set forth at Annex D. The merger consideration ($20.50 in cash or 0.7543 shares of Andover common stock for each share of GBT common stock) was negotiated based on consideration of numerous factors including the following:

      - an analysis of the historical and projected future contributions of recurring earnings by the parties;

      - an analysis of the possible future earnings per share results for the parties on both a combined and a stand-alone basis;

      - anticipated dilutive or accretive effects of the prospective transaction to the earnings per share of Andover and by extension, through the exchange ratio on the stock portion of the transaction, to earnings per share equivalent of GBT;

      - probable impact on dividends per share to be received by GBT stockholders as a result of the contemplated transaction;

      - the composition and growth potential of loan portfolios and relative asset quality as disclosed by the parties;

      -     adequacy of reserves for loan and lease losses of the parties;

      -     composition of the deposit bases of each of the parties;

      - analysis of the historical trading range, trading pattern and relative liquidity of the common shares of each of the parties;

      - accounting equity capitalization, the tangible equity capitalization and the market capitalization of each of the parties; and

      - contemplation of other factors, including certain intangible factors.

      MB&D has acted as financial advisor to GBT since 1995. With respect to the pending transaction involving Andover, MB&D advised GBT during the evaluation and negotiation process leading up to the execution of the merger agreement and provided GBT with a number of analyses as to a range of financially feasible exchange ratios and or cash prices that might be achieved in hypothetical transactions. Representatives of MB&D met with the executive management and Board of Directors of GBT on seven separate occasions during the period from August 1999 to January 25, 2000 in connection with the analysis of GBT's strategic alternatives and the negotiation process. The determination of the merger consideration to be paid to the GBT stockholders was arrived at in an arms-length negotiation between Andover and GBT in a process in which MB&D advised GBT and participated directly in the negotiations.

      MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions generally, its knowledge of banking markets in general and of the Massachusetts banking markets in particular as well as its experience with merger and acquisition transactions involving banking institutions. As a part of its investment banking business, which is focused exclusively on financial services industry participants, MB&D is regularly engaged in the valuation of financial institutions and their securities in connection with its equity brokerage business generally and mergers and acquisitions in particular. Members of the Corporate Finance Advisory Group of MB&D have extensive experience in advising financial institution clients on mergers and acquisitions. In the ordinary course of its business as a NASD broker-dealer, MB&D may, from time to time, purchase securities from or sell securities to GBT or Andover and as a market maker in securities, MB&D may, from time to time, have a long or short position in, and buy or sell debt or equity securities of GBT or Andover for its own account or for the accounts of its customers. In addition, in the ordinary course of business, the employees of MB&D may have direct or indirect investments in the debt or equity securities of either or both GBT or Andover.

      The full text of the opinion of MB&D, which summarizes the assumptions made, matters considered and limits on the review undertaken is included in this proxy statement/prospectus as Annex D. MB&D urges that all GBT stockholders read the proxy statement/prospectus in its entirety and the opinion in its entirety. The description of the assumptions made, matters considered, limitations on the review undertaken and analyses performed, which is summarized in this proxy statement/prospectus, is more thorough and detailed than the summary contained in the opinion itself. The opinion of MB&D is directed only to the cash price and exchange ratio at which shares of GBT common stock may be exchanged for either cash or for shares of Andover common stock. The opinion of MB&D does not constitute a recommendation to any holder of GBT common stock as to how such holder should vote at the GBT Special Meeting. The opinion of MB&D is necessarily based upon conditions as of the date of the opinion and upon information made available to MB&D through the date thereof.

      Materials reviewed and analyses performed by MB&D. In connection with the rendering of its oral and written opinions, MB&D reviewed the following documents and considered the following subjects:

      -     the merger agreement detailing the pending transaction;

      - this proxy statement/prospectus in substantially the form to be mailed to GBT stockholders;

      -     GBT Annual Reports to stockholders for 1996, 1997 and 1998;

      - related financial information for the four calendar years ended December 31, 1996, 1997, 1998 and 1999 for GBT;

      - GBT Quarterly Reports to stockholders and related unaudited financial information for the first three quarters of 1999;

      - GBT's press releases concerning unaudited results for the calendar years 1998 and 1999;


      -     GBT's unaudited financial results for the quarter ended
            March 31, 2000;



      - Andover Annual Reports to Stockholders for 1996, 1997, 1998 and 1999;


      - Andover Annual Reports on Form 10-K and related financial information for the calendar years ended 1996, 1997 and 1998;

      - Andover Quarterly Reports on Form 10-Q and related unaudited financial information for the first three quarters of 1999;


      - Andover's press releases concerning unaudited results for the calendar years 1998 and 1999 and the quarter ended March 31, 2000;


      - internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to MB&D by GBT and Andover respectively;

      - MB&D held discussions with members of the senior management of GBT concerning the past and current results of operations of GBT, its current financial condition and management's opinion of its future prospects;

      - MB&D also held discussions with members of the senior management of Andover concerning the past and current results of operations of Andover, its current financial condition and management's opinion of its future prospects;

      - MB&D reviewed the historical record of reported prices, trading volume and dividend payments for both GBT and Andover common stock;

      - based primarily on anecdotal information, MB&D gave consideration to the current state of and future prospects for the economy of northeast Massachusetts generally and the relevant market areas for GBT and Andover in particular;

      - MB&D employed specific merger analysis models developed by MB&D to evaluate potential business combinations of financial institutions using both historical reported information and projected information for both GBT and Andover and reviewed the results;

      - MB&D reviewed the reported financial terms of selected recent business combinations of financial institutions for purposes of comparison to the pending transaction; and

      - MB&D performed such other studies and analyses as MB&D considered appropriate under the circumstances associated with this particular transaction.

      The opinion of MB&D takes into account its assessment of general economic, market and financial conditions and its experience in other transactions involving participants in the financial services industry, as well as its experience in securities valuation and its knowledge of the banking industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it or made available by GBT and Andover and does not assume any responsibility for the independent verification of such information. With respect to financial forecasts made available to MB&D, it is assumed by MB&D that they were prepared on a reasonable basis and reflect the best currently available estimates and good faith judgments of the management of GBT and Andover respectively, as to the future performance of GBT and Andover. MB&D has also relied upon assurances of the management of GBT and Andover that they were not aware of any facts or of the omission of any facts that would make the information or financial forecasts provided to MB&D incomplete or misleading. In the course of rendering its opinion, MB&D has not completed any independent valuation or appraisal of any of the assets or liabilities of either GBT or Andover and has not been provided with such valuations or appraisals from any other source.

      The following is a summary of the material analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of every matter considered by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made a number of qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of either GBT or Andover. Estimates (which by definition contain the possibility of error), that are referred to in MB&D's analyses are not necessarily indicative of actual values or predictive of future results or values, which may vary significantly from those set forth. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses might actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and MB&D does not assume responsibility for the accuracy of such analyses or estimates.

      Analysis of the Anticipated Transaction and the Applicable Exchange Ratio in Relation to GBT. Pursuant to the terms of the merger agreement, the anticipated merger consideration to be paid to stockholders of GBT is based on an exchange ratio of 0.7543 shares of Andover common stock for each share of GBT common stock or cash in the amount of $20.50 for each share of GBT common stock. Under the terms of the Agreement, if the price of Andover shares were to fall below $19.02 during the pricing period, Gloucester would have the right to terminate the transaction. However, that termination right is subject to Andover's right to increase the effective exchange rate on the stock portion of the transaction from 0.7543 as provided in the merger agreement. Pages 35 to 36 provide a detailed example of how the exchange rate might be affected in this circumstance. GBT stockholders will have the right to elect whether to receive cash or Andover common stock in exchange for their GBT stock, subject to certain limitations. This right is described in detail elsewhere in this document. Andover will pay no more than a total of $8,111,583.50 in cash for GBT common stock. It is anticipated and assumed that the stock portion of the transaction will be tax free to those stockholders of GBT who hold their shares as a capital asset and that the transaction will be accounted for under purchase accounting rules.



      Projected Transaction Value. Based upon the exchange ratio and the last trade value of Andover common stock reported by Nasdaq on January 25, 2000 (the last completed trading day prior to the execution of the merger agreement), which was $26.125, the theoretical market value of the anticipated transaction was approximately $15.91 million as of that date, based on an estimated 298,466 shares of Andover common stock to be issued to GBT stockholders and cash in the amount of $8,111,583.50 to be paid to GBT stockholders. On a per share basis this is equivalent to approximately $19.71 per share in Andover common stock value, ($26.125 multiplied by 0.7543) if Andover common stock were to be elected and received, or, $20.50 if cash were elected and received. MB&D elected to use the closing value of Andover common stock on this date for example purposes because the 25th was the last full day of trading prior to the approval of the merger agreement by the Board of GBT. The proposed merger was announced on January 27, 2000. Given that the applicable exchange ratio in this case is fixed, the market value of the exchange will fluctuate as the market value of Andover common stock fluctuates. Based on the last trade value for Andover common stock reported by Nasdaq as of April 28, 2000, the most recent practicable day prior to the filing of this proxy statement/prospectus with the SEC, which was $27.313, the theoretical market value of the proposed merger was $16.26 million as of such date, based on an updated estimate of 298,466 shares of Andover common stock to be issued to GBT stockholders. The reader should take note of and understand that this value will continue to fluctuate as the value of a share of Andover common stock fluctuates in the market.



      Multiple of Historical and Projected Earnings for GBT Common Stock. The cited per share theoretical value of $19.71 in common stock value or $20.50 in cash as of January 25, 2000, represents multiples of 21.7 and 22.5 times GBT's reported earnings per share for 1999, which was $0.91. The theoretical value of $19.71 in common stock or $20.50 in cash as of January 25, 2000, is the equivalent of 13.41 and 13.94 times management's internal estimate for 2000 of $1.47. While the election cash value of $20.50 will remain constant at $20.50, based on the closing market value for Andover common stock as of April 28, 2000 which was $27.313 and a revised theoretical common stock value per share of $20.60, the multiples of earnings on the revised theoretical common stock value were 22.4 and 14.0 times for 1999 reported EPS and management's internal estimate for 2000 stand-alone earnings per share, respectively. The revised and increased multiples for the theoretical common stock value reflect the fact that between the date of the announcement of the proposed merger, the quoted market value of Andover common stock has increased approximately 4.5%.



      Multiple of Stated Book Value of GBT Common Stock. The cited per share theoretical value of $19.71 in common stock value or $20.50 in cash as of January 25, 2000, represents multiples of 1.85 time and 1.93 times GBT's reported book value per share for December 31, 1999, which was $10.64, which includes the effect of SFAS No. 115. While the election cash value will remain constant at $20.50, based on the closing market value for Andover common stock as of April 28, 2000 which was $27.313 and a revised theoretical common stock value per share of $20.60, the book value multiple on the revised theoretical common stock value was 1.94 for December 31, 1999. The revised and increased multiples for the theoretical common stock value reflect the fact that between the time of announcement of the proposed merger, the quoted market value of Andover common stock has increased approximately 4.5%.



      Percentage of Market Value of GBT Common Stock. Based upon the cited theoretical values of $19.71 and $20.50, the theoretical values represent 157.7% (a 57.7% premium) and 164.0% (a 64% premium) of the last reported prices for GBT common stock prior to January 25, 2000 which was $12.50. Based upon the market value of Andover common stock as of April 28, 2000, which was $27.313, the revised theoretical common stock value per share of $20.60 represents 164.8% (a 64.8% premium) of the last reported price for GBT common stock prior to January 25, 2000, which was $12.50.

         Specific Acquisition Analysis. MB&D employs a number of proprietary analytical models to examine hypothetical transactions involving banking companies. The models use forecast earnings data, selected current period balance sheet and income statement data, current market and trading information and a number of assumptions as to interest rates for borrowed funds, the opportunity costs of funds, discount rates, dividend streams, effective tax rates, transaction structures. The models distinguish between purchase and pooling accounting treatments and inquire into the likely economic feasibility of a given hypothetical transaction at a given price level or specified exchange rate while employing a specified transaction structure. The models also permit evaluation of various levels of potential non-interest expense savings that might be achieved along with various potential implementation time tables for such savings, as well as the possibility of revenue enhancement opportunities which may arise in a given hypothetical transaction.


         For the purposes of rendering its updated opinion with respect to this transaction, MB&D evaluated an exchange ratio of 0.7543 shares of common stock of Andover or cash in the amount of $20.50 in exchange for each share of GBT common stock in a transaction in which the stock portion will be tax deferred. MB&D believes that the nominal earnings per share dilution on a pro forma basis (before consideration of cost savings or potential revenue enhancements and excluding non-recurring expenses and assuming a $0 mark-to-market of GBT's balance sheet under purchase accounting) for Andover would approximate 2.6% or $0.07 per share. MB&D's calculations suggest that this transaction would be approximately 6.5% dilutive to tangible book value per share on a pro forma basis to Andover. The transaction would equate to a comparable deposit premium of 7.65% and would result in an increase of dividend payments to GBT stockholders electing and receiving Andover common stock (based on an annualization of the most recent regular quarterly dividend payment to shareholders by Andover) of 20.7%. The pro forma entity would continue to be more than adequately capitalized with a ratio of tangible common equity to tangible assets in excess of 8.00%. In order for the transaction to become neutral to Andover's earnings per share from a dilution perspective, MB&D estimates that it would be necessary to achieve a reduction in pre-tax non-interest-expense and/or increase in net revenues of approximately $800,000, which represents approximately 20.0% of GBT's ongoing non-interest expense. Because the estimation of incremental amounts of recurring cost savings and the exact timing of their realization is not possible for outside observers MB&D does not attempt to forecast the future quarter in which the pending transaction will become either earnings neutral or accretive. It is MB&D's belief, however, that reductions in recurring non-interest expense and earnings improvements due to the implementation of a more diverse product line and access to larger lending limits should be feasible for the parties involved and that this transaction can be expected to become accretive to Andover's pro forma earnings per share with the passage of time.


         Earnings Pass-through Analysis. For the stock component of the transaction, earnings pass-through analysis is based on a comparison of anticipated pro forma values to stand-alone values as of a given point in time. For example, based on an internal forecast by GBT management of $1.47 in stand-alone earnings per share for 2000, one should query what earnings would be associated with 0.7543 shares of pro forma Andover common stock. MB&D's calculations suggest that with zero cost savings or revenue enhancements and factoring out non-recurring and transaction expenses, the earnings associated with 0.7543 shares of Andover common stock would represent a 40.8% increase over the earnings associated with one share of GBT or approximately $2.07 per share. If one further assumes that exactly enough cost savings and revenue enhancements can be achieved to render the transaction earnings per share neutral, from an Andover perspective, the earnings associated with 0.7543 shares of Andover would represent a 44.4% increase over the earnings associated with a single share of GBT common stock or approximately $2.12 per share. To the extent that more cost savings and/or revenue enhancements are achievable, such earnings pass-through enhancement could exceed these estimates. MB&D is comfortable with an expectation that cost savings and revenue enhancements in excess of the level necessary to render the transaction earnings neutral to earnings per share for Andover are reasonably achievable. The primary conclusion of this analysis is that a GBT stockholder who exchanges his or her shares for Andover common stock at the exchange ratio of 0.7543:1 will then hold a security which, if the underlying assumptions prove correct, will generate more earnings per share per future period than the single share of GBT common stock exchanged. The implication is that as long as Andover trades at a price earnings ratio that is similar to the price earnings ratio at which shares of

GBT historically traded, or higher, the market value of the 0.7543 shares of Andover will exceed the market value of the GBT share exchanged.

         Upstream Acquisition Analysis. MB&D also completed an analysis of the relative capacity of other financial services entities doing business in Massachusetts to acquire GBT on economic terms that would be satisfactory to GBT's stockholders. This analysis was based solely on publicly available information concerning such other entities and no conversations were held with either the executives or representatives of such entities. Starting with a universe of nine logical acquirers that in MB&D's opinion could theoretically have been interested in a possible acquisition of GBT, the list was narrowed down to six entities (including Andover) for a more detailed analysis. In examining the six companies, the data employed was derived from publicly available information as of September 30, 1999 and consensus estimates for future period earnings per share obtained from Bloomberg Financial Markets (where available). Factors considered included:

         -        pro forma earnings per share dilution;

         -        pro forma tangible book value dilution;

         - a calculation of additional after-tax earnings necessary to render a given transaction earnings per share neutral to the acquiring entity;

         - a calculation of the equivalent pre-tax reduction in non-interest-expense which would be necessary to render a given transaction earnings per share neutral to the acquirer;

         - a value pass through analysis with respect to earnings, book value and proforma dividends per share if common stock were the currency employed to effect the transaction;

         - the likely impact on trading liquidity versus existing liquidity for GBT common stock if common stock were the currency employed to effect the transaction;

         -        cash acquisition capacity of the six potential acquirer's; and

         -        likely strategic fit and interest level.

         The conclusion which MB&D reached as a result of its upstream analysis was that there were six candidates which might be able or likely to offer competitive consideration to GBT stockholders.

         Discussions with Other Potential Merger Partners. MB&D presented the findings of its upstream analysis to the Board of Directors of GBT for consideration and was directed to approach six institutions. Five institutions responded with initial interest, signed confidentiality agreements and were provided preliminary due diligence materials on GBT. Each of these institutions was asked to provide a non-binding indication of interest. Three parties responded with a preliminary indication of interest while two elected not to proceed. Subsequent to further discussion with each of the three parties, each was asked to reconsider their pricing level and resubmit its non-binding indication. Andover's indication emerged as superior.

         Discounted Cash Flow Analysis. MB&D reviewed a discounted cash flow model that it prepared based on projections provided by the management of GBT. The model employed a projection of hypothetical earnings for GBT on an independent stand-alone basis for five consecutive twelve-month periods beginning as of 10/1/99. As part of the exercise, a hypothetical dividend payout ratio assumption, which depicted average annual payouts as a percentage of earnings, was used to project dividend streams, which would be available to stockholders. MB&D employed a range of possible future market trading price/earnings ratios ranging from a minimum of 12 times earnings to a maximum of 18 times earnings in order to project possible future trading values for a share of either GBT common stock on an independent basis or an equivalent amount of Andover common stock or cash reflecting the exchange ratio. Given the model time horizon and a range of discount rate of 11% to 14%, these assumptions resulted in a range of present discounted values for a share of GBT common stock on an independent basis. Such values ranged from $13.20 to $24.42 and include consideration of the present discounted value of the projected stream of cash dividends, which might be received by a shareholder during the cited period. These values represent the discounted present values of the sum of the future possible trading values of the equivalent of one share of GBT common stock plus the discounted value of the stream of cash dividends which are projected to have been received between the present and the future valuation date at the end of 2005. The value of 0.7543 shares of Andover as of January 25, 2000, or cash in the amount of $20.50, was consistent with the full range of present discounted values for GBT on a stand-alone basis.

         The point of such a discounted cash flow exercise is not to make a precise estimate of where GBT on a stand-alone basis would be trading at a precise point in the future. It is also not an effort to predict, on a precise basis, where the pro forma Andover shares will be trading at an exact point in the future. MB&D readily acknowledges that with the large number of variables involved including many which are beyond the control of management, that such predictions with any degree of precision are well beyond the capability of MB&D, GBT or Andover. Rather, the point of the exercise is to employ reasonable future earnings estimates to complete an analysis designed to test a hypothesis that the result of one given course of action is likely to be better over time than another. In MB&D's opinion, the results of the present discounted cash flow analysis provides comfort that the stockholders of GBT are likely to be better off as a result of completing the pending transaction with Andover than they would likely be by remaining an independent financial institution.

         It is important to note that the discount factors employed embody both the concept of a time value of money and risk factors that reflect the uncertainty of the forecasted cash flows and terminal price/earnings multiples. Use of higher discount rates would result in lower discounted present values. Conversely, use of lower discount rates would result in higher discounted present values. MB&D advised the GBT Board that although discounted cash flow analysis is a frequently used valuation methodology, it relies on numerous assumptions, including discount rates, terminal values, future earnings performance and asset growth rates, as well as dividend payout ratios. The accurate specification of such assumptions for time periods more than one year in the future is a very difficult process and contains the possibility of inaccuracy despite MB&D's attempts to be both accurate and conservative in its analysis. Consequently, any or all of these assumptions may vary from actual future performance and results. Any errors made in the selection of assumptions for such an exercise can interact with one another and can lead to conclusions that may demonstrate little resemblance to actual events.

         Other Factors Given Consideration. MB&D has given consideration to a number of additional factors associated with the pending transaction that it believes are favorable from the point of view of a GBT stockholder. MB&D believes that the exchange ratio negotiated reflects a reasonable share of ownership in the pro forma Andover for GBT stockholders electing stock based on both a historical and a projected contribution analysis. MB&D believes that the pro forma entity will be a more visible financial institution in the regional and national financial markets and may attract increased research coverage and generate greater liquidity from a shares traded perspective than is the case for GBT on a stand-alone basis. MB&D also believes that GBT stockholders electing stock will enjoy prospects for greater future annual cash dividends based upon projected cost savings and the earnings growth expectations of the combined entities than would have been the case for continued independence.

         Analysis of Other Comparable Transactions. MB&D is reluctant to place emphasis on the analysis of comparable transactions as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. MB&D believes that such analysis fails to adequately take into consideration such factors as:

         - material differences in the underlying capitalization of the comparable institutions which are being acquired;

         - differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results;

         - failure to exclude non-recurring profit or loss items from the last twelve months' earnings streams of target companies which can distort apparent earnings multiples;

         - material differences in the form or forms of consideration used to complete the transaction;

         - differences between the planned method of accounting for the completed transaction;

         - such less accessible factors as the relative population, business and economic demographics of the acquired entities markets as compared or contrasted to such factors for the markets in which comparable companies are doing business;

         - comparable analysis usually cites transaction multiples and premiums as of the date of announcement only and generally fails to adjust such multiples and premiums for subsequent changes in the trading values of the securities of the acquirer. In MB&D's opinion this failure can render such comparisons relatively meaningless, particularly in cases where there has been a material adjustment in the equity price of financial institutions subsequent to the announcement dates for such "comparable transactions". There has been a virtually industry-wide downward adjustment in the equity trading prices of financial institutions during the last six months of 1999 and the first two months of 2000. Consequently any use of comparable analysis requires certain market price adjustments to be made; and

         - comparable analysis rarely seems to take into consideration the degree of facilities overlap between the acquirer's market and that of the target or the absence of such overlap and the resulting cost savings differentials between otherwise apparently comparable transactions. Comparable Analysis also frequently fails to incorporate the projected impact of deposit divestitures that may be required by regulators in a given transaction and which are completely absent in a so-called comparable transaction.

         MB&D consequently believes that comparable analysis has serious inherent limitations and should not be relied upon to any material extent by members of management, the Board of Directors or stockholders in considering the presumed merits of a pending transaction.

         With these serious reservations in mind, MB&D nonetheless examined statistics associated with 22 transactions (excluding the subject transaction) involving commercial banks. The following criteria were utilized to create the sample:

         -        Acquired institutions were all New England banking companies;

         -        Announced between January 1, 1997 and January 24, 2000;

         - Total assets at the target institution were greater than $50 million and less than $500 million.

         The following table depicts the 22 transactions:

--------------------------------------------------------------------------------
ACQUIRER / TARGET                                                      ANNOUNCED
--------------------------------------------------------------------------------
New England Community / First Bank - West Hartford                      2/25/97
--------------------------------------------------------------------------------
City Savings Bank / Lee National Bank                                   3/11/97
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ACQUIRER / TARGET                                                      ANNOUNCED
--------------------------------------------------------------------------------
Berlin City BK / Pemi Bancorp                                           3/14/97
--------------------------------------------------------------------------------
Citizens Financial Group / BNH Bancshares                               4/08/97
--------------------------------------------------------------------------------
Northeast Bancorp / Cushnoc Bank & Trust                                5/09/97
--------------------------------------------------------------------------------
BKBoston Corp / Pacific National Corp                                   5/27/97
--------------------------------------------------------------------------------
Peoples Heritage Financial Group / Atlantic Bancorp                     6/24/97
--------------------------------------------------------------------------------
SIS Bancorp / Glastonbury Bank                                          8/18/97
--------------------------------------------------------------------------------
HUBCO Inc. / Bank of Southington                                        8/18/97
--------------------------------------------------------------------------------
Ben Franklin Bancorp / Foxboro National                                 9/4/97
--------------------------------------------------------------------------------
New England Community / Community Savings Bank                          9/18/97
--------------------------------------------------------------------------------
Century Bancorp / Haymarket Co-op                                      12/11/97
--------------------------------------------------------------------------------
New England Community / Olde Port B&T                                   2/10/98
--------------------------------------------------------------------------------
New England Community / Bank of South Windsor                           3/19/98
--------------------------------------------------------------------------------
Citizens Financial Group / Woburn National                              4/07/98
--------------------------------------------------------------------------------
Summit Bancorp / New Canaan B&T                                         8/25/98
--------------------------------------------------------------------------------
Androscoggin Savings / Livermore Bankshares                            10/14/98
--------------------------------------------------------------------------------
Webster Fin'l Corp / Maritime B&T                                      11/04/98
--------------------------------------------------------------------------------
Webster Fin'l Corp / Village Bancorp Inc.                              11/11/98
--------------------------------------------------------------------------------
Union Bankshares / Citizens Savings B&T                                 2/18/99
--------------------------------------------------------------------------------
Washington Trust / PierBank Inc.                                        2/23/99
--------------------------------------------------------------------------------
Camden National / KSB Bancorp                                           7/27/99
--------------------------------------------------------------------------------

         The table which follows permits a comparison of the mean and median values for two selected statistics arising from the list of 22 transactions evaluated with the "comparable" statistics calculated for the transaction which is described in this proxy statement/prospectus.

              "COMPARABLE" STATISTICS AS OF THE ANNOUNCEMENT DATE:

----------------------------------------------------------------------------------------------
Compared statistics                     Announced transaction     Announced transaction price/
                                      price/tangible book value    trailing 12 months earnings
----------------------------------------------------------------------------------------------
Median for 1997 - (12 Transactions)             218.4%                       15.1x
----------------------------------------------------------------------------------------------
Median for 1998 - (7 Transactions)              271.7%                       22.8x
----------------------------------------------------------------------------------------------
Median for 1999 - (3 Transactions)              224.0%                       20.6x
----------------------------------------------------------------------------------------------
ANDOVER / GBT                                   192.9%                  21.7x/22.5x (1)
----------------------------------------------------------------------------------------------


(1) Dependant upon the stock or cash election as described on page 36.

         Given its listed reservations concerning the problematic nature of comparable analysis, MB&D is willing to supply the information, but reluctant to draw conclusions based on such comparisons alone. MB&D is inclined to place more weight on the other methods of analysis summarized in this section than on comparable analysis regardless of whether or not the apparent comparisons appear to be in favor of, or not in favor of, a given pending transaction.


         Compensation of MB&D. Pursuant to a letter agreement with GBT dated December 13, 1999, MB&D will receive a fee for services rendered. This fee will be divided into several payments, which correspond with the successful completion of specific events. MB&D was paid $5,000 upon the signing of the engagement letter and an additional $50,000 upon the signing of the merger agreement. In addition, MB&D will be paid an additional $25,000 upon mailing of the proxy statement/prospectus with a final payment due upon the closing of the transaction equal to 1% of the fair market value of the consideration received by the stockholders of GBT minus the monies paid to date ($80,000) on the engagement.


         Additionally, MB&D has an annual retainer with GBT for financial advisory services. The annual fee for the retainer is $6,000.

         The fee payable to MB&D represents compensation for services rendered in connection with the analysis of hypothetical transactions, support of negotiations, and participation in the drafting of documentation, and for the rendering of a fairness opinion. In addition, GBT has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred in connection with the transaction. GBT also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

OTHER INTERESTS OF GBT DIRECTORS AND OFFICERS IN THE MERGER

         In considering the recommendation of the GBT Board with respect to the merger, holders of GBT common stock should be aware that members of the GBT Board and management team have interests in the merger that are different from, or in addition to, the interests of the stockholders of GBT generally. The GBT Board was aware of these interests and considered them, among other matters, in approving the merger agreement and the matters and transactions contemplated thereby, including the merger.


         As of May 1, 2000, the directors and executive officers of GBT beneficially owned an aggregate of approximately 183,941 shares of GBT common stock. Pursuant to the terms of the merger agreement, GBT's directors and executive officers will receive the same consideration for their shares of GBT common stock as the other GBT stockholders.



         Employment Agreements. Prior to the effective time of the merger Gloucester Bank will enter into a new employment agreement with David L. Marsh, the President and Chief Executive Officer of Gloucester Bank. Under Mr. Marsh's new employment agreement, he will remain the President and Chief Executive Officer of Gloucester Bank, subject to his election by Gloucester Bank's Board of Directors. Mr. Marsh's employment agreement will expire three years from its effective date, which we expect to be the effective time of the merger, and thereafter his employment with Gloucester Bank will be at-will. If Mr. Marsh's employment is terminated without cause prior to the expiration of his employment agreement with Gloucester Bank or if he resigns because of a breach of the employment agreement by Gloucester Bank, Mr. Marsh will be entitled to receive his base salary, which will initially be $142,000 per year, and health insurance and other employee benefits until the expiration of the employment agreement, subject to specified conditions. Mr. Marsh has agreed to the termination of his Special Termination Agreement with Gloucester Bank in exchange for Gloucester Bank paying him three times his average annual compensation over a five year period less one dollar, the amount to which he would be entitled if his employment were terminated upon a change in control of Gloucester Bank. Gloucester Bank will pay this amount ($361,827) within three days after the effective time of the merger.

         Prior to the effective time of the merger Gloucester Bank will enter into an employment agreement with Richard J. Edelstein, Senior Vice President, Loans, of Gloucester Bank. Mr. Edelstein does not currently have an employment agreement with Gloucester Bank. Under Mr. Edelstein's employment agreement, he will remain a Senior Vice President of Gloucester Bank, subject to his election by Gloucester Bank's Board of Directors. Mr. Edelstein's employment agreement will expire two years from its effective date, which we expect to be the effective time of the merger, and thereafter his employment with Gloucester Bank will be at-will. Mr. Edelstein will be entitled to receive a base salary of $91,670, health insurance and other employee benefits until the expiration of the employment agreement. If Mr. Edelstein's employment is terminated without cause prior to the expiration of his employment agreement or if he resigns because of a breach by Gloucester Bank of his employment agreement, Mr. Edelstein will be entitled to receive his base salary and other benefits until the expiration of the employment agreement, subject to specific conditions.

         Directors and Officers Indemnification and Insurance. The merger agreement provides that Andover will, for a period of six years from the effective time of the merger, indemnify the directors and officers of GBT to the same extent they were indemnified by GBT prior to the merger under GBT's charter and/or bylaws. The merger agreement provides that after the merger is completed, Andover will maintain, for a period of three years from the effective time of the merger subject to certain limitations and if available in the marketplace, the current directors' and officers' liability insurance maintained by GBT or substitute policies on terms and conditions that are no less favorable, as to coverage and amounts, than those of GBT's existing policy for directors and officers.

STOCK OPTION AGREEMENT

         We have summarized below the material terms of the stock option agreement. We urge all GBT stockholders to read the stock option agreement, a copy of which is attached to this document as Annex B, in its entirety for a complete description of its terms.

         As a condition to Andover's willingness to enter into the merger agreement, GBT entered into the Stock Option Agreement, dated as of January 26, 2000, with Andover. Under the stock option agreement, GBT granted Andover an option to purchase 157,483 shares of GBT common stock, which is approximately 19.9% of the number of shares of GBT common stock outstanding as of January 26, 2000 or, after giving effect to the exercise of the option, approximately 16.5% of GBT's issued and outstanding common stock. The exercise price of the option is $20.50 per share, provided that both the number of shares of GBT common stock issuable to Andover under the option and the exercise price are subject to adjustment under specified circumstances.

         Arrangements, such as the stock option agreement, are often entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be completed in accordance with their terms, and to compensate recipients of options for their efforts and expenses, losses and lost opportunity costs if transactions are not completed due to circumstances involving an acquisition or potential acquisition of option issuers by third parties. The stock option agreement may have the effect of discouraging offers by third parties to acquire GBT prior to the merger even if those persons are prepared to pay more than the price Andover has agreed to pay.

         The option becomes exercisable by Andover if an initial triggering event and a subsequent triggering event occur prior to the termination of the option. An initial triggering event generally includes any of the following events:

         - GBT or any of its subsidiaries enters into an agreement to engage in an "acquisition transaction" with any "person" (as defined in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act), or the Board of GBT recommends that the stockholders of GBT approve or accept, or the Board fails to publicly oppose, any acquisition transaction;

        - GBT or any of its subsidiaries proposes or publicly announces its intention to engage in an acquisition transaction, or the Board of GBT publicly withdraws or modifies, or announces its intention to withdraw or modify, its recommendation that the stockholders of GBT approve the merger agreement;

        - the stockholders of GBT vote not to approve the merger, or a stockholders' meeting is not held as required by the merger agreement or is canceled if, prior to the meeting, any person has proposed to GBT or its stockholders by public announcement or written communication that is or becomes subject to public disclosure to engage in an acquisition transaction;

        - any person, other than Andover or any of its subsidiaries, acting in a fiduciary capacity in the ordinary course of its business acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of GBT common stock;

        - any person has made a bona fide proposal to GBT or its stockholders by public announcement or written communication that is or becomes subject to public disclosure to engage in an acquisition transaction;

        - after an overture is made by a person to GBT or its stockholders to engage in an acquisition transaction, GBT breaches any covenant or obligation contained in the merger agreement and the breach would entitle Andover to terminate the merger agreement and is not cured prior to the date Andover gives GBT notice that it is exercising its option; or

         - any person files an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, whether in draft or final form, for approval to engage in an acquisition transaction.

         The term subsequent triggering event means either of the following events or transactions:

         - the acquisition by any person of beneficial ownership of 20% or more of the then outstanding GBT common stock; or

         - the occurrence of the first initial triggering event described above, except that the applicable percentage of voting securities of GBT or Gloucester Bank that will constitute the occurrence of an acquisition transaction will be 20%, rather than 10% as described above.

         For the purposes of the stock option agreement, the occurrence of any of the following events or substantially similar events without the prior written consent of Andover is considered an acquisition transaction:

         - a merger, consolidation or similar transaction involving a third party and GBT or Gloucester Bank unless the voting securities of GBT or Gloucester Bank prior to the transaction represent at least 65% of the surviving entity's voting securities;

         - the disposition by sale, lease, exchange or otherwise, of a substantial portion of the assets of GBT or Gloucester Bank to a third party; or

         - the issuance, sale or other disposition of, including by way of merger, consolidation, or share exchange, securities representing 10% or more of the voting power of GBT or Gloucester Bank to a third party.

         The parties have agreed that the occurrence of certain events would eliminate the necessity of the option. Accordingly, the stock option agreement provides that the option will terminate upon the earliest to occur of any of the following events:

         -        the effective time of the merger;

         - termination of the merger agreement prior to the occurrence of any of the initial triggering events listed above, except if Andover terminates the merger agreement as a result of a material breach by GBT of any of its representations, warranties, covenants or agreements; or

         - 12 months after termination of the merger agreement subsequent to the occurrence of any of the initial triggering events listed above or if the termination is by Andover as a result of a material breach by GBT of any of its representations, warranties, covenants or agreements.

         Upon the occurrence of a "repurchase event," the stock option agreement also provides that Andover may require GBT to repurchase the option. A repurchase event will be deemed to have occurred upon the consummation of a merger, consolidation or similar transaction involving GBT or the acquisition by any party of all or a substantial portion of GBT's assets or the acquisition by any person of 50% or more of GBT's common stock. However, no repurchase event can occur unless a subsequent triggering event has occurred. If a repurchase event occurs, then Andover has the right to require GBT to repurchase the option at an aggregate price equal to the product of the number of shares of GBT common stock subject to the option multiplied by the amount the "market/offer" price exceeds $20.50. The market/offer price equals the highest of:

         - the price per share at which a third party has made a tender or exchange offer for shares of GBT common stock;

         - the price per share to be paid by any third party for shares of GBT common stock pursuant to an agreement with GBT;

         - the highest closing price for shares of GBT common stock within the six-month period preceding the date of the request for repurchase; and

         - in the event of a sale of all or a substantial portion of GBT's assets, the sum of the price paid for the assets and the current market value of GBT's remaining assets, as determined by a nationally recognized investment banking firm selected by Andover, divided by the number of outstanding shares of GBT common stock at the time of sale.

         At any time after the occurrence of a subsequent triggering event and before the termination of the option, if GBT has securities registered under the Securities Exchange Act, Andover will have registration rights, including two demand registration rights, relating to the shares of GBT common stock issued under or issuable pursuant to the option.

         Neither Andover nor GBT may assign its rights or obligations under the stock option agreement without the prior written consent of the other party, except that Andover may assign the stock option agreement to an affiliate and, within 90 days after the occurrence of a subsequent triggering event, unless the 90 day period is extended in accordance with the terms of the stock option agreement, Andover may generally assign its rights under the stock option agreement to third parties.

         To the best knowledge of GBT and Andover, no event giving rise to any rights to exercise the option has occurred as of the date of this proxy statement/prospectus.

VOTING AGREEMENT

         Each of the directors and officers of GBT has executed a voting agreement pursuant to which each such director and officer has agreed to vote all of his or her shares of GBT stock in favor of the merger at the GBT stockholders meeting. As a result, holders of 23.24% of the outstanding shares of GBT are contractually bound to vote in favor of the merger.

BOARD OF DIRECTORS AND MANAGEMENT OF ANDOVER FOLLOWING THE MERGER

         The members of the Board of Directors and the officers of Andover in office immediately prior to the effective time of the merger will continue to hold their respective offices with Andover following the merger.

NASDAQ LISTING OF ANDOVER'S COMMON STOCK

         It is a condition to the merger that the shares of Andover common stock that Andover will issue in the merger are listed on Nasdaq. Andover common stock is listed on Nasdaq under the symbol "ANDB."

DIVIDENDS

         Andover expects that after the merger, subject to approval and declaration by the Andover Board, it will declare regularly scheduled quarterly dividends on the shares of its common stock consistent with past practices. The most recent quarterly dividend on the shares of Andover common stock was $0.24 per share. The payment of dividends by Andover in the future, however, will depend on its financial condition and earnings, business conditions and other factors.

ACCOUNTING TREATMENT OF THE MERGER

         United States generally accepted accounting principles require that Andover use the purchase method of accounting to account for the merger. The total purchase price will be allocated to the assets acquired and liabilities assumed, based on their fair values. To the extent that this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, Andover will allocate the excess purchase price to intangible assets, including goodwill.

APPRAISAL AND DISSENTERS' RIGHTS

         The holders of GBT common stock have the right to dissent from the merger. In order to properly exercise his or her right to dissent from the merger, the stockholder must comply with Sections 85-98 of the Massachusetts Business Corporation Law (Chapter 156B of the Massachusetts General Laws), which are attached as Annex C to this proxy statement/prospectus.

         Under the MBCL, any stockholder of a corporation has the right to dissent from and obtain payment of the fair value of his or her shares in the event of any of the following:

         - any plan of merger or consolidation, unless the corporation is the surviving corporation in a merger and the approval of its stockholders was not required under the MBCL;

         - any sale or exchange of all or substantially all of the property and assets of a corporation which requires approval of the stockholders under the MBCL; or

         - any amendment to the charter that adversely affects the stockholder.

         If a proposed corporate action that would provide an objecting stockholder the right to demand payment therefore is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenters' rights must, in advance of the taking of the vote, file with the corporation a written objection to the proposed corporate action. Thereafter, if the proposed corporate action is approved by the required vote of the stockholders and the dissenting stockholder did not vote in favor of the proposed corporate action, the stockholder may, within 20 days after the date of mailing to him of notice in writing from the surviving corporation that the merger has become effective, make written demand on the corporation for payment for his or her shares and an appraisal. If the proposed corporate action is effected, the corporation will pay to the stockholder the fair value of his or her shares, as determined in accordance with and subject to the procedures set forth in Section 90-95 of the MBCL. If the stockholder fails to make the aforesaid written demand for payment on the corporation within 20 days after the vote, such stockholder will have no appraisal right. Apart from the notice of the meeting at which the vote is to be taken, stockholders are not entitled to receive any notice of the date upon which the vote is to be taken.

         Andover stockholders are not entitled to dissenters' rights in connection with the merger.

                              THE MERGER AGREEMENT

         The following is a description of the material terms of the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. All stockholders of GBT are urged to read the entire merger agreement for a complete description of the terms and conditions of the merger.

GENERAL

         The merger agreement provides for the merger of GBT with and into Andover. Upon completion of the merger, the separate corporate existence of GBT will cease and Andover will survive and continue its corporate existence. Gloucester Bank, currently a wholly-owned subsidiary of GBT, will continue its corporate existence as a wholly-owned subsidiary of Andover. Subject to the satisfaction or waiver of conditions set forth in the merger agreement and described in "--Conditions to Complete the Merger," the merger will become effective upon the filing of articles of merger and a certificate of merger in Massachusetts and Delaware, respectively, or at such later time specified therein.

MERGER CONSIDERATION

         In the merger, shares of GBT common stock issued and outstanding immediately prior to the effective time of the merger, other than:

         - shares held in GBT's treasury or directly or indirectly by GBT or Andover or any of their respective subsidiaries, all of which will be canceled and cease to exist (except GBT shares held in trust accounts, managed accounts or otherwise held in a fiduciary capacity that are beneficially owned by third parties or held by Andover or GBT or their respective subsidiaries for a debt previously contracted), or

         - shares held by GBT stockholders who exercise their dissenters' rights will convert into and entitle the holder of each share to receive either $20.50 in cash or 0.7543 shares of Andover common stock. The exchange ratio, 0.7543, is equivalent to $20.50 divided by the average closing prices per share of Andover common stock on Nasdaq for the 10 consecutive trading days ending on January 25, 2000, disregarding the two highest and two lowest closing prices. Whether a GBT stockholder will receive cash or Andover common stock, or a combination of both in the merger will depend upon the stated preference of the GBT stockholder as indicated on an election form to be provided to each GBT stockholder shortly after the effective time of the merger and allocation procedures to be used by Andover and the exchange agent. "See--Election Procedures." The merger agreement provides that only $8,111,583.50 in cash consideration will be paid to the GBT stockholders as consideration for the merger and that, as nearly as practicable, 395,687 shares of GBT common stock will receive cash consideration, including dissenting shares, and 395,687 shares of GBT common stock will receive common stock consideration. Andover will not issue fractional shares, but instead will pay cash to any GBT stockholder who would otherwise receive a fractional share as a result of the merger. The cash to be paid in lieu of fractional shares will not reduce the total cash consideration to be paid in the merger.

         Possible Adjustments to Exchange Rate. The merger agreement provides that if the price per share of Andover common stock declines to an average of $19.02 or lower for the 10 consecutive Nasdaq trading days ending on and including the fifth trading day before the effective time of the merger, disregarding the two highest and lowest closing prices (which we refer to as the "Andover average closing sale price") then GBT may terminate the merger agreement subject to Andover's right to adopt as a new exchange rate for the stock consideration portion of the merger consideration an amount equivalent to $14.35 divided by the Andover average closing sale price.

         The following table sets forth a hypothetical range for Andover's average closing sale price and demonstrates how the exchange rate may be adjusted if the termination right is exercised and Andover decides to adopt the new exchange rate.

                        Percentage decrease in                      Number of Andover
   Andover average      Andover's closing sale                       shares for each
closing sale price(1)   price from $27.1771(2)   Exchange rate(3)   100 GBT shares(4)
---------------------   ----------------------   ----------------   -----------------
       $19.02                   -30.01%               0.7636               76.36
       $18.02                   -33.70%               0.8046               80.46
       $17.02                   -37.37%               0.8519               85.19
       $16.02                   -41.05%               0.9051               90.51
       $15.02                   -44.73%               0.9654               96.54

----------
(1) The hypothetical average daily closing price for the 10 consecutive Nasdaq trading days ending the fifth trading day prior to the effective time, disregarding the two highest and two lowest daily closing prices, rounded to nearest hundredth.

(2) $27.1771 represents the average daily closing price for the 10 consecutive Nasdaq trading days ending on January 25, 2000 (the day before the date of the merger agreement), disregarding the two highest and two lowest daily closing prices, rounded to four decimal places.

(3) Determined by dividing $14.35 by the average daily closing sale price in the first column, rounded to four decimal places.

(4)      Fractional shares will receive cash.

ELECTION PROCEDURES

         Prior to the effective time of the merger, Andover will deposit with the exchange agent, cash in the amount of $8,111,583.50 and certificates representing the aggregate number of shares of Andover common stock that are issuable in connection with the merger for shares of GBT common stock, plus an estimated amount of the cash payable in lieu of fractional shares. As soon as practicable but no later than three business days after the effective time of the merger, the exchange agent will mail to each holder of record of shares of GBT common stock an election form and transmittal material as well as election procedure instructions and instructions for surrendering and exchanging GBT common stock.

         The election form will permit a GBT stockholder to elect to receive common stock consideration, to elect to receive cash consideration, or to make no election. Any shares of GBT common stock with respect to which the stockholder does not submit to the exchange agent an effective, properly completed election form on or before 5:00 p.m., on the 20th day following the mailing date will be deemed to have made no election.

         An election will be valid only if the exchange agent receives a properly completed election form by the 20th day after the mailing date. Further, an election form will be complete only if it is accompanied by one or more certificates representing all shares of GBT common stock covered by the election form, together with duly executed transmittal materials. A stockholder may revoke or change his or her election form by written notice to the exchange agent, which must be received at or prior to the election deadline. In the event an election form is revoked prior to the election deadline, the shares of GBT common stock represented by that election form will be deemed to have made no election.

         Andover and the exchange agent will have reasonable discretion to determine whether any election, revocation or change is properly or timely made and to disregard immaterial defects in the election forms. Neither Andover nor the exchange agent will be under any obligation to notify any GBT stockholder of any defect in an election form.

         If the aggregate number of shares of GBT common stock that elects to receive common stock consideration does not equal 395,687 (50% of the total outstanding shares of GBT common stock), within five business days after the election deadline, Andover will cause the exchange agent to allocate among GBT stockholders the right to receive, with respect to each share of GBT common stock, common stock consideration or cash consideration in the merger as follows:

         (1) if the number of shares of GBT common stock electing to receive common stock consideration is less than 395,687, then

                  - all shares electing to receive common stock consideration will receive common stock consideration,

                  - the exchange agent will select, on a pro rata basis, first from among the holders of shares as to which no election was made and then from among the holders of shares electing cash consideration, a sufficient number of shares so that the total number of shares selected by the exchange agent to receive common stock consideration will, when added to the number of shares electing to receive common stock consideration, equal as closely as practicable 395,687, and

                  - any shares that elected cash consideration or which made no election and were not selected by the exchange agent to receive stock consideration will be converted into the right to receive cash consideration; or

         (2) if the aggregate number of shares of GBT common stock electing to receive common stock consideration is greater than 395,687, then

                  - all shares of GBT common stock electing to receive cash consideration will receive cash consideration,

                  - the exchange agent will select, on a pro rata basis, first from among the holders of shares as to which no election was made and then from among the holders of shares electing common stock consideration, a sufficient number of such shares such that the number of shares selected by the exchange agent to receive cash consideration will, when added to the number of shares electing to receive cash consideration, equal as closely as practicable, 395,687, and

                  - any shares that elected common stock consideration or which made no election and were not selected by the exchange agent to receive cash consideration will be converted into the right to receive common stock consideration.

         The merger agreement provides that, as nearly as practicable, holders of 395,687 shares of GBT common stock will receive cash consideration and holders of 395,687 shares of GBT common stock will receive stock consideration. As it is unlikely that holders of exactly half of the GBT shares will elect cash consideration and half will elect stock consideration, you should be prepared to receive some consideration in the merger other than the consideration you elect to receive. The following examples show the exchange agent selection process and allocation results that may occur based on various hypothetical election results:

EXAMPLE 1 - Equal numbers of GBT shares elect cash and stock:

         cash election shares:    394,687
         stock election shares:   394,687
         no election:               2,000

         -        all shares that elected cash will receive cash

         -        all shares that elected stock will receive stock

         - on a pro rata basis, the exchange agent will select 1,000 shares that made no election to receive cash and 1,000 shares that made no election to receive stock, thus, all stockholders who made no election will receive 1/2 cash and 1/2 stock

EXAMPLE 2 - More GBT shares elect cash than stock:

         cash election shares:    600,000
         stock election shares:    91,374
         no election shares:      100,000

         -        all shares that elected stock will receive stock

         - on a pro rata basis, the exchange agent will select first all shares that made no election to receive stock, and then 204,313 shares that elected cash to receive stock, thus, each GBT stockholder who elected cash will receive approximately 34.05% consideration in stock and the remainder in cash

EXAMPLE 3 - More GBT shares elect stock than cash:

         cash election shares:    191,374
         stock election shares:   400,000
         no election shares:      200,000

         -        all shares that elected cash will receive cash

         - on a pro rata basis, the exchange agent will select first all shares that made no election to receive cash and then 4,313 shares that elected stock to receive cash, thus, each GBT stockholder who made no election will receive all cash and each GBT stockholder that elected stock will receive approximately 1.08% consideration in cash and the remainder in stock

EXAMPLE 4 - If there are dissenting shares under Massachusetts law:

         cash election shares:    390,000
         stock election shares:   370,000
         dissenting shares:        31,374

         -        all 370,000 shares that elected stock will receive stock

         -        all 31,374 dissenting shares will receive cash

         - as there are no-election shares, the exchange agent will select, on a pro rata basis, 25,687 shares that elected cash to receive stock, thus, each GBT stockholder who elected cash will receive approximately 6.59% consideration in stock and the remainder in cash

EXCHANGE OF GBT CERTIFICATES

         Upon surrender of a certificate representing shares of GBT common stock to the exchange agent and delivery of a properly executed election form and letter of transmittal, the holder will be entitled to receive a certificate representing the number of whole shares of Andover common stock and/or a check representing the amount of cash to which the holder is entitled, plus a check representing the cash amount payable in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which the holder has the right to receive. Each holder of GBT common stock entitled to a fractional share of Andover common stock will receive an amount in cash determined by multiplying that fraction by $20.50. All surrendered certificates will then be canceled. The holders of GBT common stock will not be entitled to receive interest on any funds to be received in the merger.

         Until they properly surrender and exchange their certificates, holders of unexchanged shares of GBT common stock who will receive shares of Andover common stock will not be entitled to receive any dividends or distributions with respect to Andover common stock. However, after they surrender their GBT common stock certificates, such holders will be entitled to receive any dividends or other distributions, without interest, which until that time had become payable with respect to the shares of Andover common stock they received in exchange for their shares of GBT common stock.

         Holders of GBT common stock should not send in certificates representing GBT common stock until they receive transmittal materials and an election form from the exchange agent.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, GBT and Andover each made representations and warranties concerning their business and assets which were subject to exceptions disclosed by the appropriate party. The representations and warranties of each of GBT and Andover must be true and correct in all material respects as of the closing date of the merger, or else the other party may choose not to complete the merger, subject to identified exceptions.

         GBT made representations and warranties in the merger agreement with respect to the following matters, among others:

         - noncontravention of certain governing documents, agreements or governmental orders;

         - consents and approvals from governmental and regulatory authorities and third parties;

         -        compliance with applicable law;

         - Securities and Exchange Commission and bank regulator reports and filings;

         -        financial statements;

         -        absence of certain changes or events since December 31, 1998;

         -        absence of litigation;

         -        employees and employee benefit programs;

         -        properties and leases;

         -        taxes and tax returns;

         -        loan portfolio;

         -        investment securities;

         -        derivative transactions;

         -        insurance;

         -        environmental matters;

         -        interested party transactions;

         - the accuracy of information contained in this proxy statement/prospectus and other documents;

         -        state takeover laws; and

         -        disclosure.

         In addition, GBT made similar representations and warranties as to Gloucester Bank.

         Andover made representations and warranties in the merger agreement with respect to the following matters, among others:

         - noncontravention of certain governing documents, agreements or governmental orders;

         - necessary consents, approvals, licenses and permits from governmental and regulatory authorities and third parties;

         -        compliance with applicable law;

         -        financial statements;

         -        absence of certain changes or events since December 31, 1998;

         -        absence of litigation;

         - accuracy of information in this proxy statement/prospectus and other documents;

         -        capital; and

         -        Securities and Exchange Commission reports.

         In addition, Andover made some similar representations and warranties as to Andover Bank.

COVENANTS AND AGREEMENTS

         The merger agreement contains various covenants and agreements that govern the actions of GBT and Andover prior to the effective time of the merger. We have summarized the important covenants and agreements below.

         Conduct of Business. GBT has agreed that prior to the merger Gloucester Bank will conduct its business only in the ordinary course and consistent with past practice and will use reasonable best efforts to preserve intact its business organization, personnel and goodwill.

         In addition, GBT has agreed that it will not and will cause its subsidiaries to not, through directors, officers or agents, except as may be required under the directors' fiduciary duties:

         - solicit or initiate the submission of any proposal relating to any acquisition of any material portion of its assets or any equity interest in GBT or its subsidiaries;

         - solicit or initiate the submission of any proposal relating to any business combination with GBT or its subsidiaries; or

         - participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with any other person to do or seek, any of the foregoing.

         GBT has agreed to notify Andover promptly if any such proposal or offer is made and has agreed to indicate the identity of the person making any proposal or offer and the terms and conditions of any proposal or offer.

         GBT has further agreed to consult with Andover in the development of a program to manage GBT's and its subsidiaries' interest sensitive assets and liabilities. Andover and GBT have agreed to meet on a regular basis to discuss and plan the conversion of GBT's and Gloucester Bank's data processing and electronic informational systems as well as to consult and cooperate concerning Gloucester Bank's loan, litigation and real estate valuation policies and practices to reflect and facilitate Andover's plans for its current and future businesses.

         Andover has agreed that prior to the effective time of the merger it will not, nor will it permit any of its subsidiaries to, take any action that would cause a breach of any of its representations, warranties, covenants or obligations under the merger agreement or the stock option agreement.

         Regulatory Applications and Filings. Andover and GBT have each agreed to cooperate and use their reasonable best efforts to effect all filings and to obtain as promptly as applicable all permits, consents, approvals and authorizations of all third parties and regulatory authorities necessary to consummate the merger, including any approvals required by the Federal Reserve Board and the regulatory authorities of the Commonwealth of Massachusetts and to have the registration statement of which this proxy statement/prospectus is a part declared effective.

         Employee Benefit Matters. The parties intend that after the merger Andover will provide the same compensation and benefit plans to employees of Gloucester Bank who remain employees of Gloucester Bank as Andover provides generally to its own employees. The employees who remain immediately after the merger will be given credit for their employment with GBT and its subsidiaries for purposes of eligibility and vesting of employee benefits under the benefit plans of Andover to the extent their service has been credited under employee benefit plans of GBT and its subsidiaries. Andover will have sole discretion to terminate or continue any employee benefit plans of GBT and its subsidiaries after Gloucester Bank employees are covered by Andover employee plans benefit.

         Severance Obligations and Funds to Retain Employees. The merger agreement provides that Andover will pay severance to each employee of GBT, other than employees who have employment agreements, whose employment is terminated, other than for cause, within one year following the merger in an amount equal to two weeks base salary or wages for each full year of service with a minimum payment of four weeks wages. GBT or Gloucester Bank will be permitted to pay up to $50,000 to help retain certain GBT employees during the transition period prior to the effective time of the merger.

         Directors of Gloucester Bank. Andover has agreed that the directors of Gloucester Bank immediately prior to the effective time of the merger will remain as directors for a period of one year following the merger, except that the Board of Gloucester Bank will be expanded by one and Gerald T. Mulligan, President and Chief Executive Officer of Andover, will fill the vacancy.

         Voting Agreement. Each of GBT's directors and officers has entered into a voting agreement that provides that each will vote all shares that such person is entitled to vote at the special meeting in favor of approving the merger and the transactions contemplated thereby. In addition, each director and officer has agreed not to sell or dispose of any owned or subsequently acquired shares, with certain exceptions. The voting agreement will continue in effect until the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

CONDITIONS TO COMPLETE THE MERGER

         The obligations of each of Andover and GBT to complete the merger are subject to the satisfaction or waiver of conditions, including:

         -        obtaining the requisite vote of the stockholders of GBT;

         - the approval for listing on Nasdaq of the Andover common stock issuable to GBT's stockholders pursuant to the merger agreement;

         - obtaining all governmental approvals required to complete the merger;

         - the effectiveness of the registration statement on Form S-4 and the receipt of all necessary state securities laws and "blue sky" permits and authorizations;

         - the absence of orders, injunctions, decrees, laws, statutes or regulations enjoining, preventing or making illegal the completion of the merger;

         - that each of the representations and warranties of the other party in the merger agreement will be true and correct in all material respects as of the effective date of the merger with the same effect as though all representations and warranties had been made as of that date except for representations and warranties made as of a specified date which will be true and correct as of the specified date;

         - that the other party will have performed, in all material respects, all of its obligations to be performed, and complied, in all material respects, with all of its agreements and covenants, in each case, on or prior to the effective date of the merger; and

         - that each of Andover and GBT will have received a certificate dated as of the effective date of the merger signed by the Chief Executive Officer and Chief Financial Officer of the other party to the effect that the conditions above have been satisfied.

        In addition, the obligations of Andover to complete the merger are subject to the satisfaction or waiver of the following conditions:

         - GBT and Gloucester Bank have obtained all necessary third party consents and approvals;

         - none of the requisite regulatory approvals impose any condition upon Andover or GBT, any of their subsidiaries or the surviving corporation such that Andover reasonably determines that the condition would materially impair the value of GBT or Gloucester Bank to Andover;

         - Andover has received letters from Shatswell, MacLeod & Company with respect to GBT's financial position;

         - Andover has received an opinion of McConnell, Budd & Downes that the stockholders of GBT are receiving fair consideration for the merger from a financial point of view;

         - Mr. Marsh's employment and special termination agreements have been terminated; and

         - Mr. Marsh and Mr. Edelstein have entered into new employment agreements with Gloucester Bank.

TERMINATION; EXPENSES

         General Termination Rights. The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the GBT stockholders, as follows:

         - by mutual written consent of Andover and GBT if approved by a majority of the Board of Directors of each;

         -        by either Andover or GBT if any of the following occurs:

                  (1) the merger is not completed by September 30, 2000 or a later date as mutually agreed to, except that the party whose failure to fulfill any material obligation in the merger agreement is the cause of the merger not being complete may not terminate the agreement,

                  (2) the GBT stockholders do not approve the merger agreement at the GBT stockholder meeting, provided that GBT may not terminate the agreement if the failure to obtain stockholder approval was due to the material breach by GBT of its covenants regarding the stockholder meeting,

                  (3) any governmental entity has issued a final, nonappealable order which enjoins or otherwise prohibits the completion of the transactions contemplated by the merger agreement,

                  (4) 90 days pass after a requisite regulatory approval is denied or withdrawn at the request of the governmental authority, unless within that 90 day period an amended application has been filed with the applicable governmental authority; except that no party has the right to terminate the merger agreement pursuant to this provision if the denial or withdrawal is due to the failure of the party seeking termination to perform or observe the agreements and covenants of that party in the merger agreement, or

                  (5) the other party is in material breach of any representation, warranty, covenant or agreement on the part of the other party which is not cured within 30 days after the terminating party has given written notice of the breach to the breaching party, but only if the terminating party itself is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

         - by Andover if the GBT Board does not publicly recommend that the GBT stockholders approve the merger, or if after making a recommendation to approve the merger the GBT Board withdraws, modifies or amends its recommendation to GBT's stockholders in a manner adverse to Andover.

         Termination Upon a Decline in the Value of Andover Common Stock. GBT may terminate the merger agreement if the market value of Andover common stock declines significantly prior to the closing date. The merger agreement provides that if the average daily closing price of Andover common stock is equal to or less than $19.02 for a specified period of time prior to the effective time, then GBT may terminate the merger agreement. See "THE MERGER AGREEMENT--Merger Consideration--Possible Adjustments to Exchange Rate."

         Payment of Expenses in Event of Breach. If the merger agreement is terminated because of a breach of any representation, warranty, covenant or other agreement which is caused by gross negligence or is a willful breach, the breaching party will be liable to the other party for all out-of-pocket costs and expenses up to $450,000, including reasonable fees and expenses for legal, accounting and financial advisors.

         Special Termination Payment. As a condition to Andover's willingness to enter into the merger agreement, GBT agreed to pay a termination fee to Andover equal to $800,000, less the amount of any other payments made by GBT to Andover as a result of a breach by GBT which is caused by its willful conduct or its gross negligence, if any of the following occurs:

         - Andover or GBT terminates the merger agreement because GBT fails to obtain the required stockholder approval at the GBT stockholder meeting or if the GBT stockholder meeting is not held prior to the termination of the merger agreement;

         - Andover terminates the merger agreement because the GBT Board fails to publicly recommend that the GBT stockholders approve the merger in this proxy statement, or if after making a recommendation, the GBT Board withdraws, modifies or amends its recommendation in a manner adverse to Andover; or

         - Andover terminates the merger agreement because GBT is in material breach of any of the representations, warranties, covenants or agreements made by it in the merger agreement, if the breach was caused by willful conduct or gross negligence of GBT;

and within twelve months of any termination:

         - GBT enters into an agreement to engage in an alternative "acquisition transaction" with a third party; or

         - the GBT Board approves, or recommends to its stockholders to approve or accept, or fails to publicly oppose, an alternative acquisition transaction with a third party.

         In addition, if Andover terminates the merger agreement because GBT's stockholders do not approve the merger, or a meeting is not held, or if after the GBT Board recommends the merger the GBT Board withdraws, modifies or amends its recommendation in a manner which is adverse to Andover, GBT will be obligated to make the special termination payment to Andover if at the time of termination a third party has, by public announcement or written communication that will become the subject of public disclosure, made a bona fide proposal to GBT or its stockholders to engage in an alternative acquisition transaction.

         For purposes of the merger agreement, "acquisition transaction" means the occurrence of any of the following:

         - a merger, consolidation or other similar transaction involving GBT or Gloucester Bank;

         - the disposition by sale, lease or exchange of 24.9% or more of the consolidated assets of GBT and its subsidiaries in a single transaction or series of transactions;

         - the issuance, sale or other disposition of securities representing 24.9% of the voting power of GBT, Gloucester Bank or any other GBT subsidiary;

         - the commencement of a tender or exchange offer for 24.9% or more of the voting power of GBT capital stock or 24.9% of any of its subsidiary's capital stock; or

         - any acquisition by any person of beneficial ownership or the right to acquire beneficial ownership, or the formation of any "group" (as defined in Section 13(d) of the Securities Exchange Act) which beneficially owns, or has the right to acquire beneficial ownership of, 24.9% or more of the then outstanding shares of GBT common stock.

         Other Fees and Expenses. Except as provided above, Andover and GBT will each bear its own expenses in connection with the merger agreement and the transactions contemplated thereby.

AMENDMENT; WAIVER

         Subject to compliance with applicable law, prior to the effective time of the merger, the parties may amend or waive any provision of the merger agreement at any time by an agreement in writing between the parties, as long as the Board of Directors of each party approves the action, except that after the GBT stockholders have approved the merger, no amendment or waiver may be made that would reduce the amount or change the type of consideration into which each share of GBT common stock will be converted into at the effective time of the merger.

SURVIVAL OF PROVISIONS

         If the Merger Agreement is Terminated Before the Effective Time of the Merger. If any of the parties terminates the merger agreement before the effective time of the merger, provisions of the merger agreement regarding the following matters will survive and remain effective:

         - confidentiality of information obtained in connection with the merger agreement;

         - liability of the companies to each other as a result of the termination of the merger agreement; and

         -        expenses.

         If the Merger Agreement Becomes Effective. After the effective time of the merger, provisions of the merger agreement regarding the following matters will survive and remain effective:

         - the provision of benefits to GBT employees under compensation and benefit plans;

         - procedures for the issuance of Andover common stock certificates and the payment of cash in exchange for GBT common stock certificates;

         - indemnification of, and maintenance of insurance for, directors and officers;

         - additional agreements entered into after the effective time of the merger;

         -        employee severance and retention obligations of Andover; and

         -        election of directors of Gloucester Bank following the merger.

RESTRICTIONS ON RESALES BY AFFILIATES

         Andover has registered the shares of Andover common stock issuable to GBT stockholders in the merger under the Securities Act. Holders of these securities who are not affiliates, as that term is defined in the rules promulgated under the Securities Act, of Andover and GBT may trade their shares of Andover common stock freely without restriction.

         GBT stockholders who receive shares of Andover common stock in the merger and who are affiliates of GBT at the time of the GBT stockholders meeting may resell their shares of Andover common stock without registration under the Securities Act only as permitted by the provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Holders of shares of Andover common stock who are affiliates of Andover may sell their shares of Andover common stock only in transactions permitted under the provisions of Rule 144 under the Securities Act, or as otherwise permitted under the Securities Act.

                                  THE COMPANIES

ANDOVER BANCORP, INC.

         General. Andover Bancorp, Inc., a Delaware corporation organized in 1987 for the purpose of becoming the holding company of Andover Bank, is a registered bank holding company under the Bank Holding Company Act. At December 31, 1999, Andover had total consolidated assets of $1.5 billion. Andover is the holding company parent and owns 100% of the outstanding common stock of Andover Bank, its banking subsidiary.

         Through Andover Bank and Andover's other subsidiaries, Andover offers a variety of financial services, including residential mortgages, commercial loans and leases, construction loans, a variety of consumer loans and investment and insurance services. Construction and land loans and commercial loans, including those secured by commercial real estate and others made to a variety of individuals and businesses, including retail concerns, sole proprietorships, small businesses and larger corporations, totaled 28.9% of Andover's total loans outstanding at December 31, 1999. Residential real estate loans, primarily consisting of one to four family residential mortgages comprised 65.6% of total loans outstanding at December 31, 1999. Consumer loans outstanding at December 31, 1999, including home equity loans and lines of credit, auto loans, installment loans and revolving lines of credit, comprised 5.5% of total loans.

         Andover's lending activities are conducted primarily in northeastern Massachusetts and southern New Hampshire. In addition to the portfolio diversification described above, the loans are diversified by borrowers and industry groups.

         Andover offers a wide range of banking services, including the acceptance of demand, savings, and time deposits. As of December 31, 1999, total interest-bearing deposits and noninterest-bearing demand deposits amounted to approximately $881.7 million and $86.9 million, respectively.

         Andover offers a variety of other services including travelers checks, 24 hour teller capacity, drive up tellers, payroll deductions, pre-authorized transfers, direct deposit, wire transfers, safe deposit facilities, MasterCard and VISA credit card services and debit card services.

         Andover Bank. Andover Bank was originally chartered in 1834. It became a subsidiary of Andover Bancorp, Inc. in 1987 following its conversion from mutual to stock form in May, 1986. The Andover Bank market area includes the Merrimack Valley area in northeastern Massachusetts and southern New Hampshire. Andover Bank operates 12 banking offices in Massachusetts and New Hampshire in the following communities:

         - Andover, MA         - Tewksbury, MA
         - Lawrence, MA        - Londonderry, NH
         - Methuen, MA         - Salem, NH
         - North Andover, MA

         Andover and its subsidiaries, including Andover Bank, operate in a highly regulated industry and are subject to the supervision, examination and reporting requirements of various federal and state regulatory authorities. See "Regulatory Considerations."

         Andover's principal executive offices are located at 61 Main Street, Andover, Massachusetts, and the telephone number is (978) 749-2000.

GBT BANCORP

         GBT Bancorp, a Massachusetts corporation and registered bank holding company under the Bank Holding Company Act, was organized in 1998 to become the holding company of Gloucester Bank and Trust Company, a Massachusetts chartered trust company and GBT's wholly-owned banking subsidiary. Deposits of Gloucester Bank are insured by the FDIC up to applicable limits. GBT has its main office at 2 Harbor Loop Road, Gloucester, Massachusetts.

         At December 31, 1999, GBT had total assets of approximately $130.9 million. As of this date, its deposits totaled approximately $103.5 million, and stockholders' equity was approximately $8.4 million.

         GBT continues to face significant competition and potential competition from well established financial institutions. The financial institutions currently in competition with GBT have significantly greater assets than GBT. Among the major banking institutions competing with GBT are Fleet National Bank and Citizens Bank.

         Deposit growth in GBT's primary service area, the City of Gloucester, has been moderate. From June 30, 1995 through June 30, 1999, deposits reported by insured depository institutions in the primary service area increased from $395 million to $455 million, or 15%.

         GBT's services include the acceptance of demand, savings, and time deposits. GBT offers traveler's checks, a 24 hour teller facility, a drive up teller, payroll deductions, pre-authorized transfers, direct deposit, and wire transfers. GBT also offers personal and commercial loans. Among these loan products are mortgage loans, home improvement loans and equity lines of credit.

         GBT and Gloucester Bank operate in a highly regulated industry and are subject to the supervision, examination and reporting requirements of various federal and state regulatory authorities. See "Regulatory Considerations."

         The telephone number of GBT's principal executive offices in Gloucester, Massachusetts is (978) 282-1200.

         GBT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS OF GBT BANCORP AND ITS SUBSIDIARY,
                        GLOUCESTER BANK AND TRUST COMPANY

                       Three Years Ended December 31, 1999

HIGHLIGHTS

         GBT earned net income of $724,000, or $0.91 per share of common stock, for the year ended December 31, 1999. Earnings for the years ended December 31, 1998 and 1997 were $1,139,000, or $1.41 per share of common stock, and $1,202,000, or $1.48 per share of common stock, respectively. At December 31, 1999, GBT had total assets of $130,914,000, an increase of $9,888,000, or 8.17%
from $121,026,000 at December 31, 1998. Loans (primarily commercial and commercial real estate) provided the majority of the asset growth for the year ended December 31, 1999. The principal reason for the decline in net income in 1999 compared to 1998 was higher non-interest expenses.

         At December 31, 1999, GBT's equity to assets ratio was 6.43%, its Tier 1 leverage ratio was 9.54% and its total risk-based capital ratio was 10.80%, all of which exceeded published regulatory minimums. The comparable capital ratios for December 31, 1998 were 7.69%, 11.55% and 12.81%, respectively. The primary reason for the decline in equity was due to an increase in the unrealized loss on the investment portfolio, net of applicable income taxes, of $925,000.

AVERAGE BALANCE SHEET

         The following table sets forth certain information relating to GBT's average balance sheet, including interest-earning assets, interest-bearing liabilities and net interest income for the periods indicated:

                                                                       Years Ended December 31
                                                                       -----------------------
                                               1999                             1998                             1997
                                               ----                             ----                             ----
                                             Interest                         Interest                         Interest
                                   Average    Earned/   Yield/    Average      Earned/    Yield/    Average     Earned/    Yield/
                                   Balance     Paid      Rate     Balance       Paid       Rate     Balance      Paid       Rate
                                                                        (Dollars In Thousands)
Assets:
Interest-earning assets


Loans (1)                         $ 81,662    $6,789     8.31%    $ 73,422     $6,476      8.82%   $ 68,167     $6,266      9.19%
Securities (2)                      27,327     1,758     6.43       26,123      1,655      6.34      32,607      2,029      6.22
Federal funds sold                   5,667       269     4.75        4,477        233      5.20       1,963        107      5.45
Interest-bearing deposits               49         2     4.08           57          2      3.51          65          2      3.08
                                  --------    ------              --------     ------              --------     ------
Total interest-earning assets      114,705     8,818     7.69      104,079      8,366      8.04     102,802      8,404      8.17
                                  --------    ------              --------     ------              --------     ------


Non interest-earning assets:
Cash and due from banks              5,907                           5,089                           4,485
Premises and equipment, net          3,332                           2,635                           2,667
Other assets                         2,436                           2,456                           2,298
Less allowance for loan losses       1,800                           1,775                           1,811
                                  --------                        --------                         --------
Total assets                      $124,580                        $112,484                         $110,441
                                  ========                        ========                         ========

Liabilities and Shareholders'
  Equity:
Interest-bearing liabilities:
Savings deposits                   $10,254       242     2.36%    $ 10,540        276      2.62%   $  9,947        283      2.85%
NOW accounts                        17,952       542     3.02       14,976        432      2.88      14,922        460      3.08
Time deposits                       33,321     1,744     5.23       31,236      1,807      5.78      31,280      1,822      5.82
Money market accounts               13,712       443     3.23       13,485        439      3.26      14,136        455      3.22
Borrowed funds                      18,757       931     4.96       11,806        609      5.16      11,728        651      5.55
                                  --------    ------              --------     ------              --------     ------
Total interest-bearing
  liabilities                       93,996     3,902     4.15       82,043      3,563      4.34      82,013      3,671      4.48
                                  --------    ------              --------     ------              --------     ------

Non interest-bearing liabilities:
Demand deposits                     21,192                          20,590                           19,340
Other liabilities                      623                             935                              749
                                  --------                        --------                         --------
Total non-interest bearing
  liabilities                       21,815                          21,525                           20,089
                                  --------                        --------                         --------
Shareholders' equity                 8,769                           8,916                            8,339
                                  --------                        --------                        ---------
Total liabilities and
  shareholders' equity            $124,580                        $112,484                         $110,441
                                  ========                        ========                         ========
Net interest income/net
 interest rate spread (3)                     $4,916     3.54%                 $4,803      3.70%                $4,733      3.70%
                                              ======                           ======                           ======
Net interest margin (4)                                  4.29%                             4.61%                            4.60%
Ratio of interest-earning
  assets to interest-bearing
  liabilities                                          122.03%                           126.86%                           125.35%

----------

(1)      Includes non-accrual loans.

(2)      Securities are shown at average amortized cost.

(3) Interest rate spread is the average yield earned on total interest-earning assets less the average cost paid for total interest-bearing liabilities.

(4) Net interest margin equals net interest income for the period divided by average interest-earning assets.

RATE / VOLUME ANALYSIS OF NET INTEREST INCOME

         The following table presents changes in interest income, interest expense and net interest income which are attributable to changes in the average amounts of interest-earning assets and interest-bearing liabilities outstanding and / or to changes in rates earned or paid thereon.

                                            Years Ended December 31,
                                            ------------------------
                                 1999 vs. 1998                    1998 vs. 1997
                                 -------------                    -------------
Volume (In Thousands)   Increase (Decrease) Due to (1)   Increase (Decrease) Due to (1)
---------------------   ------------------------------   ------------------------------
                          Volume     Rate      Total       Volume     Rate      Total
                          ------    ------     -----       ------    ------     -----
Interest Income:
  Loans                    $641     $(328)      $313       $ 442     $(232)     $ 210
  Securities                 77        26        103        (412)       38       (374)
  Federal funds sold         54       (18)        36         131        (5)       126
                           ----     ------      ----       -----     ------     -----
Total interest income       772      (320)       452         161      (199)       (38)
                           ----     ------      ----       -----     ------     -----
Interest expense:
  Deposits                  237      (220)        17          (1)      (65)       (66)
  Borrowed funds            344       (22)       322           4       (46)       (42)
                           ----     ------      ----       -----     ------     -----
Total interest expense      581      (242)       339           3      (111)      (108)
                           ----     ------      ----       -----     ------     -----
Net interest income        $191     $ (78)      $113       $ 158     $ (88)     $  70
                           ====     ======      ====       =====     ======     =====

----------

(1) The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Net Income. GBT earned net income of $724,000, or $0.91 per share of common stock, for the year ended December 31, 1999 as compared to $1,139,000, or $1.41 per share of common stock, for the year ended December 31, 1998. For the year ended December 31, 1999, GBT recorded net interest income of $4,916,000, resulting in a net interest margin on average interest-earning assets of 4.29%, compared to $4,803,000 and 4.61%, respectively, for the year ended December 31, 1998. Average interest-earning assets for the year ended December 31, 1999 were $114,705,000 with an average yield of 7.69%, compared to $104,079,000 and 8.04%, respectively, for the year ended December 31, 1998. Average interest-bearing liabilities for the year ended December 31, 1999 were $93,996,000 with an average cost of funds of 4.15%, compared to $82,043,000 and 4.34%, respectively, for the year ended December 31, 1998.

         Net Interest Income. During 1999, interest income and fees on loans increased by $313,000, or 4.83%, over amounts earned in 1998. Loan interest and fee income increased due to growth in the average balance of loans outstanding, offset by a decrease in average interest rates earned on such loans. The average balance of loans outstanding increased by $8,240,000, or 11.22%, in 1999 over 1998, resulting in an increase of interest and fee income on loans due to volume of $641,000. The average interest rates earned on loans decreased from 8.82% in 1998 to 8.31% in 1999, resulting in a decrease of interest and fee income on loans due to rates of $328,000.

         During 1999, interest income on securities increased by $103,000, or 6.22%. from amounts earned in 1998. The increase in securities interest income was due primarily to the growth in the average balance of securities outstanding. The 1999 average balance of securities increased by $1,204,000, or 4.61%, from the 1998 average balance. The increase in income due to higher volume was $77,000, and the increase in income due to higher rates was $26,000.

         During 1999 interest income on federal funds sold increased by $36,000 compared to 1998. The average balance of federal funds outstanding increased by $1,190,000 or 26.58%, and the average interest rates earned on federal funds sold decreased from 5.20% in 1998 to 4.75% in 1999. The increase in income due to higher volume was $54,000, and the decrease in income due to the decline in rates was $18,000.

         Interest expense on deposits increased by $17,000, or 0.57%, in 1999 as compared to 1998. The increase was due to growth in the average balance of interest-bearing deposits of $5,002,000, or 7.12%, in 1999 from 1998, resulting in an increase due to volume of $237,000. This was almost entirely offset by a decline in the cost of funds from 4.20% in 1998 to 3.95% in 1999, resulting in a decrease due to rates of $220,000.

         Interest expense on borrowed funds increased by $322,000, or 52.87%, in 1999 over 1998. The increase was due primarily to the increases in volume offset in small part by a slight decline in interest rates paid on average borrowed funds. The average balance on borrowed funds outstanding increased by $6,951,000, or 58.88%, in 1999 over 1998, resulting in an increase in interest expense on borrowed funds due to volume of $344,000. The average interest rates paid on borrowed funds in 1999 was 4.96% compared to 5.16% in 1998, resulting in a decrease in interest expense on borrowed funds due to rates of $22,000.

        The above factors contributed to an overall increase of net interest income of $113,000, or 2.35%, for 1999 as compared to 1998.

         Future net interest income levels will be dependent on GBT's ability to control levels of non-performing assets, earn sufficient returns on earning assets by achieving a proper mix of loans and short- and long-term securities, and maintain its proportion of non-interest-bearing deposits and transaction accounts. Future net interest income levels will also be dependent on future interest rate levels.

         Provision For Loan Losses. In determining an appropriate provision for loan losses for any period, GBT management evaluates the adequacy of its allowance for loan losses. GBT management's periodic evaluation of the adequacy of the allowance is based on GBT's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates (including the amounts and timing of future cash flows expected to be received on impaired loans) that may be susceptible to significant change. The allowance for loan losses is maintained at a level believed adequate by GBT management to absorb estimated loan losses.

         There was no loan loss provision made during 1999 or 1998. Charge-offs were $213,000 and $80,000 in 1999 and 1998, respectively. Recoveries of previously charged-off loans amounted to $201,000 in 1999 and $89,000 in 1998. At year-end 1999, the allowance for loan losses was $1,790,000, or 1.97%, of total loans, compared to $1,802,000, or 2.41%, at year-end 1998. GBT had no "other real estate owned" as of December 31, 1999 or 1998.

         Other Income and Expenses. During the years ended December 31, 1999 and 1998, securities, all classified as available-for-sale with a fair value at the date of sale of $7,033,000 and $2,264,000, respectively, were sold. The gross realized gains on such sales totaled $73,000 and $6,000, respectively, and the gross realized losses totaled $12,000 and $4,000 respectively. These securities were sold in order to manage GBT's asset-liability and liquidity positions.

         Customer service fees were $201,000 in 1999 as compared to $223,000 in 1998, representing a decrease of $22,000, or 9.87%. These fees were down largely as a result of decreases in the amount of service fees collected.

         Other income amounted to $621,000 in 1999 and $634,000 in 1998, a decline of $13,000. Major components were: Bank Processing Fees, $178,000 and $172,000 in 1999 and 1998, respectively; ATM fees, $51,000 and $49,000, respectively; Overdraft fees, $178,000 and $148,000, respectively; and Mortgage Program Commissions, $133,000 and $161,000, respectively.

         Other expenses increased by $817,000, or 22.09%, in 1999 as compared to 1998. The increase was due to added staff in data processing and retail banking, increased occupancy expense due to the opening of a drive in and a loan production office, higher equipment expense due to the depreciation of new capital expenditures, and higher other expenses such as advertising, legal, and professional fees expense.

         Income Taxes. GBT's income tax expense for 1999 was $565,000, or 43.83% of pretax earnings. The effective tax rate included the federal statutory rate of 34% and additional Massachusetts income taxes due as a result of the formation of the holding company, offset only to a limited extent by timing differences.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1998 AS COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Net Income. GBT earned net income of $1,139,000, or $1.41 per share of common stock, for the year ended December 31, 1998 as compared to $1,202,000, or $1.48 per share of common stock, for the year ended December 31, 1997. For the year ended December 31, 1998, GBT recorded net interest income of $4,803,000, resulting in a net interest margin on average interest-earning assets of 4.61%, compared to $4,733,000 and 4.60%, respectively, for the year ended December 31, 1997. Average interest-earning assets for the year ended December 31, 1998 were $104,079,000 with an average yield of 8.04%, compared to $102,802,000 and 8.18%, respectively, for the year ended December 31, 1997. Average interest-bearing liabilities for the year ended December 31, 1998 were $82,043,000 with an average cost of funds of 4.34%, compared to $82,013,000 and 4.48%, respectively, for the year ended December 31, 1997.

         Net Interest Income. During 1998, interest and fees on loans increased by $210,000, or 3.35%, over amounts earned in 1997. The increase in loan interest and fee income was due to the growth in the average balance of loans outstanding and was partially offset by the effect of declines in the average interest rates earned on such loans. The average balance of loans outstanding increased by $5,255,000, or 7.71%, in 1998 over 1997 resulting in an increase of interest and fee income on loans due to volume of $442,000. The average interest rates earned on loans decreased from 9.19% in 1997 to 8.82% in 1998, resulting in a decline in interest and fee income on loans due to rates of $232,000.

         During 1998 interest income on securities decreased by $374,000, or 18.43%, from amounts earned in 1997. The decrease was due to a decline in the average balance of securities outstanding of $6,484,000, or 19.89%, from the 1997 average balance, partially offset by a slight increase in rates: 6.34% in 1998 compared to 6.22% in 1997. The decrease in income due to volume was $412,000 and the increase in income due to higher rates was $38,000.

         During 1998 interest income on federal funds sold increased by $126,000, or 117.76%, compared to 1997. The increase in federal funds income was due to the increase in the volume of federal funds outstanding of $2,514,000. The average interest rate earned on federal funds sold decreased from 5.45% in 1997 to 5.20% in 1998. The increase in income due to higher volume was $131,000 and the decrease in income due to the decline in rates was $5,000.

         Interest expense on deposits decreased by $66,000, or 2.19%, in 1998 as compared to 1997 due primarily to the general decline in interest rates. The average balance of interest-bearing deposits decreased by $48,000, or .07%, in 1998 in comparison to 1997, which resulted in decreased interest expense due to volume of $1,000. The total average cost of interest rates paid on interest-bearing deposits decreased to 4.20% in 1998 as compared to 4.30% in 1997, which resulted in a decrease in interest expense due to rates of $65,000.

         Interest expense on borrowed funds decreased by $42,000, or 6.45%, in 1998 over 1997. The decrease was due to the decline in interest rates paid, offset by a slightly higher balance of average borrowed funds. The average on borrowed funds outstanding increased by $78,000 or 0.66% in 1998 over 1997 resulting in an increase of interest expense on borrowed funds due to volume of $4,000. The average interest rates on borrowed funds in 1998 was 5.16% compared to 5.55% in 1997 resulting in a decrease in interest expense on borrowed funds due to rates of $46,000.

         The above factors contributed to an overall increase in net interest income of $70,000, or 1.48%, for 1998 as compared with 1997.

         Provision for Loan Losses. There was no provision for loan losses during 1998 or 1997. Loans of $80,000 were charged to the allowance for loan losses during 1998, and recoveries amounted to $89,000. Loans of $203,000 were charged to the allowance for loan losses in 1997 and recoveries amounted to $226,000. At year end 1998, the allowance for loan losses was $1,802,000, or 2.41% of total loans, compared to $1,793,000, or 2.49%, at year end 1997.

         Other Income and Expenses. Net gains from securities transactions in 1998 were $3,000 on sales of $2,264,000, as compared to net gains in 1997 of $72,000 on sales of $12,515,000. These securities were sold in order to manage GBT's asset-liability and liquidity positions.

         Customer service fees were $223,000 in 1998 as compared to $232,000 in 1997. The $9,000, or 3.88%, decrease was primarily due to a slightly lower level of fees collected.

         Other income amounted to $634,000 in 1998 and $504,000 in 1997, an increase of $130,000. Major components were: Bank Processing Fees, $172,000 and $169,000 in 1998 and 1997, respectively; ATM fees, $49,000 and $49,000, respectively; Overdraft Fees, $148,000 and $180,000, respectively; and Mortgage Program Commissions, $161,000 and $18,000, respectively. The lower Mortgage Program Commissions in 1997 was the principal reason for the increase in Other Income in 1998. Mortgage Program commission income was lower in 1997 because the volume of loans originated was lower.

         Other expenses increased by $219,000, or 6.29%, in 1998 as compared to 1997. The increase was primarily attributable to the combined effects of higher occupancy, equipment, and general expenses.

         The provision for income taxes was $827,000 in 1998 compared with $860,000 in 1997, due to lower pre tax income. Timing differences were minor.

FINANCIAL CONDITION

         Loans. The majority of the asset growth in 1999 was in the loan portfolio. Net loans were $88,847,000, or 67.87% of total assets at December 31, 1999, compared with $73,092,000, or 60.39% of total assets at December 31, 1998. During 1999, GBT experienced loan growth in commercial real estate loans, which increased by $13,017,000, or 48.62%, and totaled $39,789,000 at December 31, 1999, compared to $26,772,000 at December 31, 1998. Almost all of GBT's commercial real estate loans outstanding at December 31, 1999 have been made to owner-occupied businesses. Even though these loans are collateralized by real estate, the primary repayment source is cash flow generated by the related business. Commercial loans increased by $755,000, or 8.55%, and totaled $9,586,000 at December 31, 1999, compared to $8,831,000 at December 31, 1998.
Additionally, GBT's consumer loan products (residential real estate, residential construction, installment and home equity loans) increased by $1,966,000, or 5.00%, and totaled $41,271,000 at December 31, 1999, compared to $39,305,000 at
December 31, 1998. These increases can be attributed to GBT management's referral network and providing additional services to businesses and professionals with whom GBT has existing relationships.

         Asset Quality. The aggregate amount of loans, past due 90 days and non accruing totaled $789,000 at the end of 1999 compared to $1,069,000 at the end of 1998. GBT had no "other real estate owned" as of December 31, 1999 and 1998. There was a balance of $150,000 in other real estate owned as of December 31, 1997. Non-performing loans as a percent of total loans decreased to 0.87% at December 31, 1999 from 1.43% at December 31, 1998.

         It is GBT management's policy to discontinue the accrual of interest on a loan when there is reasonable doubt as to its collectibility, and in any event if the loan is over 90 days past due.

         While GBT considers the allowance for loan losses to be adequate at December 31, 1999, it is not able to predict the future direction of the local economy. Given this uncertainty, any declines in the local economy could result in additional provisions for loan losses, additional charge-offs, changes in the level of the allowance for loan losses, and increases in the level of non-performing assets.

         Securities. Securities totaled $27,248,000 and $26,711,000 at December 31, 1999 and 1998, respectively. The portfolio is comprised primarily of mortgage-backed securities, corporate debt securities, U.S. Treasury and U. S. Agency securities. The total securities portfolio had an expected average life of less than five years at December 31, 1999, assuming prepayments on mortgage-backed securities.

         Effective January 1, 1994, GBT adopted SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities". In accordance with the Statement, GBT management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

         As of December 31, 1999 and 1998 all debt securities were classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of shareholders' equity. GBT does not have a trading account and has no derivative financial instruments.

         GBT, as a member of the Federal Home Loan Bank of Boston, owned Federal Home Loan Bank stock of $1,787,000 at December 31, 1999 and at December 31, 1998. Unrealized losses on securities available for sale, net of applicable taxes, amounted to $680,000 at December 31, 1999.

         Deposits. Interest-bearing deposit balances at December 31, 1999 totaled $77,819,000 compared to $72,389,000 at year-end 1998, an increase of $5,430,000, or 7.50%. Demand deposits increased by

$5,284,000 in 1999 from the 1998 year-end balance of $20,433,000. This increase can be attributed to GBT management's strategy in building full banking relationships with its business customers.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

         Liquidity management involves GBT's ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

         GBT's most important liquidity source is liability liquidity, the ability to raise new funds and to renew maturing liabilities in a variety of markets. The most important factor in assuring liability liquidity is maintaining the confidence of GBT's depositors. Funds are primarily generated locally and regionally. GBT has no brokered deposits. Other types of assets, such as federal funds sold, short term and maturing securities and loans, are supplemental sources of liquidity. In addition, at December 31, 1999, GBT had overnight lines of credit with the Federal Home Loan Bank of Boston for $2,414,000.

         GBT evaluates its sensitivity to changes in interest rates by monitoring the timing of repricing of interest-sensitive assets compared to interest-sensitive liabilities. This is commonly known as an interest rate sensitivity analysis. The interest rate sensitivity gap is the difference between rate sensitive assets and rate sensitive liabilities. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities and indicates that a greater volume of assets than liabilities will be impacted by changes in interest rates during the stated period. With a positive gap, earnings will generally increase when rates rise and decrease when rates decline within the period. Conversely, when rate sensitive liabilities exceed rate sensitive assets, the gap is referred to as negative and indicates that a greater volume of liabilities than assets will be impacted by changes in interest rates during the period. With a negative gap, earnings will generally decrease when rates rise and increase when rates decline within the period. GBT seeks to insulate itself from interest rate risk over the near term. Toward that end, GBT monitors the relative volume, maturity and yields of interest-earning assets and interest-bearing liabilities over various time horizons, with particular emphasis on the immediate one year time horizon. As evidenced by the following interest sensitivity table, due to GBT's positive gap, increases in rates would generally enhance earnings and decreases in rates would generally inhibit earnings.

             Interest Rate Sensitivity Analysis at December 31, 1999

                                                               Sensitivity Period
                                                              --------------------
                                           3         4-12     1 Year -     3 Years    Over 5
                                        Months      Months     3 Years     5 Years     Years       Total
                                       -------     -------    --------     -------    -------    --------
                                                              (Dollars in Thousands)

Interest-earning assets:
Loans (1)                              $23,564     $12,009     $15,324     $13,609    $25,342    $ 89,848
Securities (2)                           4,921           0       4,784       3,881     17,897      31,483
                                       -------     -------     -------     -------    -------    --------
Total interest sensitive assets        $28,485     $12,009     $20,108     $17,490    $43,239    $121,331
                                       -------     -------     -------     -------    -------    --------
Interest-bearing liabilities:
Deposits                               $21,912     $16,372     $ 9,775     $ 6,612    $23,148    $ 77,819
Borrowings                               7,000       3,000       8,032           0        570      18,602
                                       -------     -------     -------     -------    -------    --------
Total interest sensitive liabilities    28,912      19,372      17,807       6,612     23,718      96,421
                                       -------     -------     -------     -------    -------    --------
Period sensitivity gap                 $  (427)    $(7,363)    $ 2,301     $10,878    $19,521    $ 96,421
                                       -------     -------     -------     -------    -------    --------
Cumulative net sensitivity gap         $  (427)    $(7,790)    $(5,489)    $ 5,389    $24,910    $ 24,910
                                       =======     =======     =======     =======    =======    ========
Cumulative net sensitivity gap as a
percent of total assets                  (0.33)%     (5.95)%     (4.19)%      4.12%     19.03%

----------

(1)      Net of deferred loan fees. Non-accrual loans are excluded from loans.

(2)      Securities are reported gross of unrealized gains and losses.

CAPITAL

         GBT is subject to regulation by the Federal Reserve Board and Gloucester Bank is subject to regulation by the FDIC, both of which have adopted certain risk-based capital guidelines. The guidelines, which establish a risk-adjusted ratio relating capital to different categories of balance sheet assets and off-balance sheet obligations, require GBT and Gloucester Bank to maintain a minimum risk-based capital ratio.

         The guidelines define two categories of capital: Tier 1 or core capital (primarily, common shareholders' equity and a limited amount of perpetual preferred stock, less intangible assets) and Tier 2 or supplementary capital (primarily, a limited amount of loan loss reserves, perpetual preferred stock in excess of the amounts included in Tier 1 capital and certain "hybrid instruments," including mandatory convertible debt). Qualifying (or total) capital is the sum of Tier 1 and Tier 2 capital. According to the guidelines, Tier 1 capital must represent at least 50% of qualifying total capital. Risk-based capital ratio guidelines assign both balance sheet assets and off-balance sheet obligations to one of four risk categories. At December 31, 1999 and 1998, the minimum total and Tier 1 risk-based capital ratios required for "well-capitalized" banks and bank holding companies were 8% and 4%, respectively. GBT's total risk-based capital ratios at December 31, 1999 and 1998 were 10.80% and 12.81%, respectively, and its Tier 1 risk-based capital ratios 9.54% and 11.55%, respectively. Gloucester Bank's total risk-based capital ratios at December 31, 1999 and 1998 were 10.69% and 12.37%, respectively.

         To complement risk-based guidelines, the Federal Reserve and the FDIC have adopted a Tier I leverage capital ratio of 3% for the most highly rated financial institutions and up to 5% for other financial institutions which would represent the minimum capital to total assets standard for financial institutions. The leverage ratios are used in tandem with the risk-based capital requirements as the minimum capital standards for financial institutions. GBT's and Gloucester Bank's Tier 1 leverage capital ratios were 7.03% and 8.37% at December 31, 1999 and 1998, respectively. Gloucester Bank's Tier 1 leverage capital ratios were 6.95% and 8.05% at December 31, 1999 and 1998, respectively.

         During 1999, GBT declared and paid common stock dividends of $0.60 per share.

RECENT ACCOUNTING DEVELOPMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities. The statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. In GBT management's opinion, the statement when adopted will not have a material adverse effect on GBT's financial statements.

          CERTAIN STATISTICAL AND OTHER INFORMATION WITH RESPECT TO GBT

         Set forth below is certain statistical and other information relating to GBT. This information should be used in conjunction with "GBT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GBT" and the GBT Financial Statements.

  INVESTMENT PORTFOLIO

           The following table sets forth the amortized cost basis of GBT's available for sale securities at the dates indicated:

                                                              December 31, 1999         December 31, 1998         December 31, 1997
                                                              -----------------         -----------------         -----------------
                                                              (In Thousands)
  Debt securities issued by the U.S. Treasury and other
   U.S. Government corporations and agencies                        $11,018                    $ 5,972                    $ 7,964
  Debt securities issued by states of the United States
   and political subdivisions of the states                           1,227                      1,227                         35
  Corporate securities                                                5,025                      4,474                      4,152
  Mortgage-backed securities                                          7,294                      8,808                     11,531
  Marketable equity securities                                        1,998                      3,966                          0
                                                                    -------                    -------                    -------
  Total investment securities                                       $26,562                    $24,447                    $23,682
                                                                    =======                    =======                    =======

           The following table sets forth the maturities, by amortized cost, of GBT's available for sale securities (other than marketable equity securities) at December 31, 1999 and the weighted average yields of such securities:

                                                                                 Maturing
                                                                                 --------
                                            Within One Year   After One But Within     After Five But Within   After Ten Years
                                            ---------------   --------------------     ---------------------   ---------------
                                                                      Five Years             Ten Years
                                                                      ----------             ---------
                                          Amount       Yield    Amount         Yield     Amount     Yield      Amount   Yield
                                          ------       -----    ------         -----     ------     -----      ------   -----
                                                                           (Dollars in Thousands)
Debt securities issued by the U.S.
  Treasury and other U.S.
  Government corporations and
  agencies                                 $0                   $4,531        6.13%      $6,487      6.82%     $    0
Debt securities issued by states of the
 United States and political
 subdivisions of the states                 0                        0                      493      4.11         734    4.22%
Corporate securities                        0                    3,532        7.10        1,493      6.86           0
Mortgage-backed securities                  0                      672        7.47          428      6.00       6,194    6.46
                                            -                   ------                   ------                ------
Total                                      $0                   $8,735        6.55       $8,901      6.62      $6,928    6.34
                                            =                   ======                   ======                ======


           The following table sets forth the maturities, by fair value, of GBT's available-for-sale securities (other than marketable equity securities) at December 31, 1999:

                                                                                Maturing
                                                                                --------
                                                              After One But Within     After Five But Within
                                                              --------------------     ---------------------
                                       Within One Year              Five Years                 Ten Years      After Ten Years
                                       ---------------              ----------                 ---------      ---------------
                                                Amount                      Amount                    Amount           Amount
                                                ------                      ------                    ------           ------
  Debt securities issued by the U.S.
   Treasury and other U.S. Government
   corporations and agencies                          $0                    $4,453                   $6,211              $    0

  Debt securities issued by states of
   the United States and political
   subdivision of the states                           0                         0                      457                 661
  Corporate securities                                 0                     3,494                    1,440                   0
  Mortgage-backed securities                           0                       672                      407               6,049
                                                      --                    ------                   ------              ------
  Total                                               $0                    $8,619                   $8,515              $6,710
                                                      ==                    ======                   ======              ======

           At December 31, 1999, all of GBT's mortgage-backed securities ("MBSs") and collateralized mortgage-backed securities ("CMOs") were guaranteed by FHLMC, FNMA or GNMA. All of GBT's MBSs and CMOs bear both a fixed and a variable interest rate. The market values of MBSs and CMOs change with market and economic conditions. The most significant factors affecting market value are prepayments of the underlying loans and interest rates. As interest rates increase, prepayments generally decline, causing an extension of the expected maturity and a decline in market value. The converse is generally true when interest rates decrease. The market value of fixed-rate MBSs and CMOs are generally more sensitive to market interest rate changes than variable or adjustable rate MBSs and CMOs. MBSs and

CMOs are expected to have shorter average lives than their contractual maturities because borrowers may repay obligations without prepayment penalties.

           GBT's investment portfolio is managed by GBT in accordance with the investment policy established by the Investment Committee of GBT's Board of Directors and with the advice of professional investment advisors. The objectives of GBT's investment policy are to provide liquidity, diversification of assets and earnings.

LOAN PORTFOLIO

         The following table shows the composition of GBT's loan portfolio at the dates indicated:

                                                 December 31, 1999               December 31, 1998             December 31, 1997
                                                 -----------------               -----------------             -----------------
                                            Balances     % of Portfolio     Balances     % of Portfolio    Balances   % of Portfolio
                                            --------     --------------     --------     --------------    --------   --------------
                                                                             (Dollars in Thousands)

  Commercial                                $ 9,586           10.58%        $ 8,831          11.79%        $10,035         13.91%
  Real estate:
   Commercial                                39,789           43.89          26,772          35.74          25,226         34.97
   Residential                               29,005           32.00          28,651          38.25          28,535         39.55
   Residential construction                   6,680            7.37           5,602           7.48           3,444          4.78
  Consumer                                    5,586            6.16           5,052           6.74           4,902          6.79
                                            -------          ------          ------         ------         -------        ------
  Total loans                               $90,646          100.00%        $74,908         100.00%        $72,142        100.00%
                                            =======          ======         =======         ======         =======        ======

NON-ACCRUAL, PAST DUE, RESTRUCTURED, AND POTENTIAL PROBLEM LOANS

           The following table summarizes GBT's non-accrual, past due and restructured loans for the dates indicated:

                                                        December 31, 1999           December 31, 1998           December 31, 1997
                                                        -----------------           -----------------           -----------------
                                                                                 (Dollars in Thousands)

  Non-accrual loans (1)                                        $789                        $1,069                      $1,212
  Accruing loans past due 90 days or more                         0                             0                           0
  Restructured loans                                              0                             0                           0
                                                               ----                        ------                      ------
  Total non-performing loans                                   $789                        $1,069                      $1,212
                                                               ====                        ======                      ======
  Total non-performing loans as a percentage of
   Total loan portfolio                                        0.87%                         1.43%                       1.68%

  (1) Generally, a loan is classified as non-accrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or GBT management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, according to GBT management's judgement as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

           Information with respect to GBT's non-accrual and restructured loans for the dates indicated is as follows:

                                                          December 31, 1999           December 31, 1998           December 31, 1997
                                                          -----------------           -----------------           -----------------
                                                                                  (Dollars in Thousands)
  Commercial                                                  $  95                       $   202                     $   210
  Commercial real estate                                        673                           441                         263
  Residential                                                    21                           115                         383
  Consumer                                                        0                           107                           8
  Lease financing receivables                                     0                           204                         348
                                                              -----                        ------                      ------
  Total non-accrual and restructured loans                    $ 789                        $1,069                      $1,212
                                                              =====                        ======                      ======
  Impaired loans                                              $ 207                        $  635                      $1,237
                                                              =====                        ======                      ======
  Interest income recognized during the period on
   impaired loans                                             $  29                        $   36                      $   60
                                                              =====                        ======                      ======


  SUMMARY OF LOAN LOSS EXPERIENCE

           The following table summarizes GBT's activity in the allowance for loan losses for the periods indicated:

                                                        December 31, 1999           December 31, 1998           December 31, 1997
                                                        -----------------           -----------------           -----------------
                                                                                 (Dollars in Thousands)
  Balance of allowance at beginning of period                $1,802                        $1,793                      $1,770
  Charge-offs:
  Real Estate:
   Commercial                                                     0                            50                          25
   Residential                                                    0                            17                           0
  Consumer                                                      203                             9                         174
  Commercial                                                     10                             4                           4
                                                             ------                        ------                      ------
  Total charge-offs                                             213                            80                         203
                                                             ------                        ------                      ------
  Recoveries:
  Real estate:
   Commercial                                                    61                            15                          50
   Residential                                                   23                             0                           0
  Consumer                                                      102                             1                          35
  Commercial                                                     15                            73                         141
                                                             ------                        ------                      ------
  Total recoveries                                              201                            89                         226
                                                             ------                        ------                      ------
  Net charge-offs (recoveries)                                   12                           (9)                        (23)
                                                             ------                        ------                      ------
  Provision for loan losses                                       0                             0                           0
  Balance of allowance at end of period                      $1,790                        $1,802                      $1,793
                                                             ======                        ======                      ======
  Ratio of net charge-offs (recoveries) to average
   loans outstanding                                            .01%                         (.01)%                      (.03)%

         The allowance for loan losses is maintained at a level believed adequate by GBT management to absorb estimated loan losses. GBT management's periodic evaluation of the adequacy of the allowance is based on Gloucester Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

  ALLOWANCE FOR LOAN LOSSES ALLOCATION

         The following table sets forth the breakdown of the allowance for loan losses by loan type and the percentage of loans in each type at the dates indicated. The allocation of the allowance to each loan type is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any type.

                                                 December 31, 1999             December 31, 1998              December 31, 1997
                                                 -----------------             -----------------              -----------------
                                             Amount     % of Loan Type     Amount      % of Loan Type      Amount    % of Loan Type
                                             ------     --------------     ------      --------------      ------    --------------
                                                          Total Loans                  to Total Loans                to Total Loans
                                                          -----------                  --------------                --------------
                                                                           (Dollars in Thousands)
  Balance of allowance applicable to
  Commercial                                  $ 202          10.58%            $296         11.79%            $402        13.91%
  Real estate:
     Commercial                                 695           43.89             697          35.74             621         34.97
     Residential                                357           32.00             347          38.25             364         39.55
     Residential Construction                     0            7.37               0           7.48               0          4.78
  Consumer                                       18            6.16              14           6.74              14          6.79
  Unallocated                                   518             N/A             448            N/A             392           N/A
                                             ------          -----           ------         -----           ------        -----
  Total allowance for loan losses            $1,790          100.0%          $1,802         100.0%          $1,793        100.0%
                                             ======          =====           ======         =====           ======        =====

  DEPOSITS

           The average daily amount of deposits and average rates paid on such deposits is summarized for the periods indicated in the following table:


                                               December 31, 1999               December 31, 1998             December 31, 1997
                                               Amount      Rate               Amount        Rate             Amount       Rate
                                                                            (Dollars in Thousands)
  Demand deposits                             $21,192       N/A              $20,590         N/A            $19,340        N/A
  Regular savings                              10,254     2.36%               10,540       2.62%              9,947      2.85%
  NOW accounts                                 17,952      3.02               14,976        2.88             14,922       3.08
  Money market accounts                        13,712      3.23               13,485        3.26             14,136       3.22
  Time certificates of deposit                 33,321      5.23               31,236        5.78             31,280       5.82
                                              -------                        -------                        -------
  Total                                       $96,431                        $90,827                        $89,625
                                              =======                        =======                        =======

           The average interest rates paid on total deposits, excluding non-interest bearing deposits at December 31, 1999, 1998 and 1997, were 3.95%, 4.20%, and 4.30%, respectively.

           Repricing of time certificates of deposit of $100,000 or more outstanding at December 31, 1999, are summarized as follows:

                       3 months or less           $4,926
                       Over 3 through 12 months    3,193
                       Over 1 through 3 years        508
                       Over 3 years                  155
                                                  ------
                       Total                      $8,782
                                                  ======

                            REGULATORY CONSIDERATIONS

GENERAL

           Andover is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. As such, Andover and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHCA and the regulations of the Federal Reserve Board. In addition, Andover's only bank subsidiary, Andover Bank, and GBT's only bank subsidiary, Gloucester Bank, are subject to the regulation and supervision of the FDIC and the Massachusetts Division of Banks. Andover Bank and Gloucester Bank are also subject to certain requirements established by the Federal Reserve Bank. After the merger, Andover will be a multi-banking company and therefore subject to the jurisdiction of the Massachusetts Board of Bank Incorporation.

           Set forth below is a brief description of laws and regulations that relate to the regulation of Andover and Andover Bank. The description of laws and regulations below and elsewhere in this proxy statement/prospectus is not complete and is qualified in its entirety by the applicable laws and regulations. A discussion of laws and regulations to which Andover and Andover Bank are subject is also included in Andover's 1998 Annual Report on Form 10-K. See "Where You Can Find More Information on Andover."

REGULATION OF ANDOVER

           Restrictions on Activities of Bank Holding Companies. The BHCA imposes significant restrictions on the activities of bank holding companies. Bank holding companies are required to obtain the prior approval of the Federal Reserve Board before they may:

           - acquire direct or indirect ownership or control of more than 5% of any class of the voting securities of any bank;

           - acquire all or substantially all of the assets of any bank; or

           -          merge or consolidate with any other bank holding company.

           The Federal Reserve Board generally may not approve any such transaction that would result in a monopoly, that would further a combination or conspiracy to monopolize banking in the United States, that would substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. The consideration of convenience and needs includes the parties' performance under the Community Reinvestment Act of 1977.

           The BHCA also prohibits Andover from:

           - engaging in activities other than banking, managing, or controlling banks or other permissible activities; or

           - acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

           This prohibition could restrict Andover's ability to expand its activities or establish non-bank subsidiaries in the future.

           Limitations on Control of Andover. Federal law limits who may control Andover. Specifically, the Federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

           Notwithstanding the above, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common stock of, or such lesser number of shares as constitute control over, Andover. Such approval would be contingent upon, among other things, the acquirer registering as a bank holding company if not already so registered, divesting all impermissible holdings, and ceasing any activities not permissible for a bank holding company.

           Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, certain interstate transactions and activities are permitted for both banks and bank holding companies. Interstate transactions and activities permitted under the Riegle-Neal Act include:

           - bank holding company acquisitions of separately held banks in a state other than a bank holding company's home state;

           - mergers between insured banks with different home states, including consolidations of affiliated insured banks;

           - establishment of interstate branches either de novo or by branch acquisition; and

           - affiliate banks acting as agents for one another for certain banking functions without being considered a "branch."

           The appropriate federal bank regulator is authorized to approve an interstate transaction only if certain criteria are met. First, in order for a banking institution (a bank or bank holding company) to receive approval for an interstate transaction, it must be "adequately capitalized" and "adequately managed." The phrase "adequately capitalized" is generally defined as meeting or exceeding all applicable federal regulatory capital standards, while the phrase "adequately managed" is undefined. Second, the appropriate federal bank regulator must consider the applicant's and its affiliated institutions' records under the CRA as well as the applicant's record under applicable state community reinvestment laws. In 1996, Massachusetts enacted interstate banking laws in response to the Riegle-Neal Act. The Massachusetts laws permit, subject to some deposit and other limitations, interstate acquisitions, interstate mergers and interstate branching on a reciprocal basis. The Riegle-Neal Act has made it easier for out-of-state institutions to attempt to purchase or otherwise acquire a Massachusetts bank or to compete with Andover and Andover Bank in Massachusetts, and similarly has made it easier for Andover and Andover Bank to compete outside the state.

           Transactions by Bank Holding Companies and Their Affiliates. There are various legal restrictions on the extent to which a bank holding company (and any non-bank subsidiaries) may borrow, obtain credit from or otherwise engage in "covered transactions" with its FDIC insured depository institution subsidiaries. Borrowings and other covered transactions by an insured depository institution subsidiary (and its subsidiaries) with its non-depository institution affiliates are limited to the following amounts:

           - in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured depository institution; and

           - in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution.

"Covered transactions" are defined by statute for these purposes to include a loan or extension of credit to an affiliate, a purchase of or investment in securities issued by an affiliate, a purchase of assets from an affiliate unless exempted by the Federal Reserve Board, the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any person or company, or the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateral security requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property of any kind, or furnishing of any service.

           Support of Subsidiary Institutions. Under Federal Reserve Board policy, Andover is expected to act as a source of financial strength for, and commit its resources to support, its bank subsidiaries. This support may be required at times when Andover may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its bank subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

           Payment of Dividends. Andover is a legal entity separate and distinct from its subsidiary, Andover Bank. The principal sources of cash flow of Andover, including cash flow to pay dividends to its stockholders, are dividends from Andover Bank. There are statutory and regulatory limitations on the payment of dividends by Andover Bank to Andover, as well as by Andover to its stockholders.

           As to the payment of dividends, Andover Bank is subject to the laws and regulations of The Commonwealth of Massachusetts and to the regulations of the FDIC. If the FDIC determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the institution cease and desist from such practice.

           The federal banking agencies, including the FDIC, have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

           The payment of dividends by Andover and Andover Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

           Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act repeals provisions of the Glass-Steagall Act: Section 20, which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities; and Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities. In addition, the Gramm-Leach-Bliley Act also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company system, such as Andover, to engage in a full range of financial activities through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

           Generally, the Gramm-Leach-Bliley Act does the following:

           - repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers;

           - provides a uniform framework for the functional regulation of the activities of banks, savings institutions, and their holding companies;

           - broadens the activities that may be conducted by national banks (and derivatively state banks), banking subsidiaries of bank holding companies, and their financial subsidiaries;

           - provides an enhanced framework for protecting the privacy of consumer information;

           - adopts a number of provisions related to the capitalization, membership, corporate governance, and other measures designed to modernize the Federal Home Loan Bank system;

           - modifies the laws governing the implementation of the Community Reinvestment Act of 1977 (See "-Regulation of Andover Bank and Gloucester Bank"); and

           - addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

           In order to engage in the new activities, a bank holding company, such as Andover, must meet certain tests and elect to become a financial holding company. Specifically, all of a bank holding company's banks must be well capitalized and well managed, as measured by regulatory guidelines, and all of the bank holding company's banks must have been rated "satisfactory" or better in the most recent CRA evaluation of each bank. At this time, Andover has not determined whether it will become a financial holding company.

REGULATION OF ANDOVER BANK AND GLOUCESTER BANK

           Federal Deposit Insurance Corporation. The FDIC insures both Andover Bank's and Gloucester Bank's deposit accounts up to a maximum of $100,000 per separately insured account. As state-chartered, FDIC insured nonmember banks, Andover Bank and Gloucester Bank are subject to regulation, examination, and supervision by the FDIC and to reporting requirements of the FDIC. The FDIC has adopted requirements setting minimum standards for capital adequacy. Pursuant to FDIC requirements, Andover Bank and Gloucester Bank must maintain a Tier 1 capital to risk-weighted assets ratio of at least 4.00% and a total capital to risk-weighted assets ratio of at least 8.00%. The FDIC also imposes a leverage capital ratio of a minimum 3.00% for the most highly rated banks and a leverage capital ratio between 4.00% and 5.00% or more for other banks. Both Andover Bank and Gloucester Bank exceeded all requirements applicable to them at December 31, 1999. International bank supervisory organizations, principally the Basel Committee on Banking Supervision, currently are considering changes to the risk-based capital adequacy framework, which ultimately could affect the FDIC's guidelines regarding capital adequacy.

           Federal Reserve Board. Regulation D promulgated by the Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts or non-personal time deposits, subject to certain exemptions. "Transaction accounts" include demand deposits, NOW accounts, and certain other types of accounts that permit payments or transfers to third parties. "Non-personal time deposits" include money market deposit accounts or other savings deposits held by corporations or other depositors that are not natural persons, and certain other types of time deposits. Because required reserves must be maintained in the form of vault cash or non-interest bearing deposits with a regional Federal

Reserve Bank, the effect of this reserve requirement is to reduce the amount of the institution's interest-bearing assets.

           Massachusetts Commissioner of Banks. Both Andover Bank and Gloucester Bank are also subject to regulation, examination and supervision by the Massachusetts Commissioner of Banks and to the reporting requirements promulgated by his office. Massachusetts statutes and regulations govern, among other things, investment powers, lending powers, deposit activities, maintenance of surplus reserve accounts, the distribution of earnings, the payment of dividends, issuance of capital stock, branching, acquisitions and mergers and consolidation. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Massachusetts Commissioner may be subject to sanctions for noncompliance. The Massachusetts Commissioner may, under some circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in a manner which is unsafe, unsound or contrary to depositors' interest, or been negligent in the performance of their duties. In response to a Massachusetts law enacted in 1996, in 1997 and 2000 the Massachusetts Commissioner finalized rules that generally give Massachusetts banks, and their subsidiaries, many powers equivalent to those of national banks. The Massachusetts Commissioner also has adopted procedures expediting the approval process for well capitalized banks to establish branches or engage in certain activities.

           Other Aspects of Federal and State Law. The FDIC Improvement Act made extensive changes to the federal banking laws. Among other things, the FDIC Improvement Act requires federal bank regulatory agencies to take prompt corrective action to address the problems of, and imposes significant restrictions on, under capitalized banks. With certain exceptions, the FDIC Improvement Act prohibits state banks from making equity investments that are not permissible for national banks and engaging, as principals, in activities that are not permissible for national banks. The FDIC Improvement Act also amended federal statutes governing extensions of credit to directors, executive officers and principal stockholders of banks, savings associations and their holding companies, limits the aggregate amount of a depository institution's loans to insiders to the amount of the institution's unimpaired capital and surplus, restricts depository institutions that are not well capitalized from accepting brokered deposits without an express waiver from the FDIC, and imposes certain advance notice requirements before closing a branch office. Pursuant to the FDIC Improvement Act, the FDIC has adopted a framework of risk- based deposit insurance assessments that take into account different categories and concentrations of bank assets and liabilities.

           The Gramm-Leach-Bliley Act includes a new section of the Federal Deposit Insurance Act governing subsidiaries of state banks that engage in "activities as principal that would only be permissible" for a national bank to conduct in a financial subsidiary. The provision will permit state banks, to the extent permitted under state law, to engage in certain new activities which are permissible for subsidiaries of a financial holding company. Further, it expressly preserves the ability of a state bank to retain all existing subsidiaries. Massachusetts permits Massachusetts-chartered banks to engage in activities which are permissible for national banks and that are approved by the Massachusetts Commissioner. Thus, Andover Bank and Gloucester Bank would only be permitted to engage in the activities authorized by the Gramm-Leach-Bliley Act that are also approved by the Massachusetts Commissioner or otherwise permissible under Massachusetts law. In order to form a financial subsidiary, a state bank must be well-capitalized, and the state bank would be subject to certain capital deduction, risk management and affiliate transaction rules which are applicable to national banks.

           The Community Reinvestment Act was enacted to encourage every financial institution to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with its safe and sound operation. Under the Community Reinvestment Act, state and federal regulators are required, in examining financial institutions and when considering applications for approval of certain merger, acquisition and other transactions, to take into account the institution's record in helping to meet the credit needs of its entire community including low- and moderate-income neighborhoods. In reviewing an institution's CRA record for this purpose, state and federal regulators will consider reports of regulatory examination, comments received from interested members of the public or community groups, and the description of the institution's CRA activities in its publicly available CRA statement, supplemented, as necessary, by the institution. State and federal regulators have denied, delayed and officially deferred proposed merger or acquisition transactions involving banking organizations that were deemed by the relevant regulator to have unsatisfactory records of CRA compliance. Under CRA regulations issued by the federal banking agencies in the spring of 1995, the evaluation of a financial institution's compliance with CRA focuses more heavily upon the institution's actual performance in lending to, and investing in, its entire community. Andover Bank's current CRA rating is "outstanding" based upon a review of its CRA compliance by the FDIC in October 1999. Gloucester Bank's current CRA rating is also "outstanding" based upon a review of its CRA compliance by the FDIC in July, 1998.

           Both Andover Bank and Gloucester Bank are also subject to federal and state statutory and regulatory provisions covering, among other things, security procedures, currency and foreign transactions reporting, insider and affiliated party transactions, management interlocks, loan interest rate limitations, lending policies, truth-in-lending, electronic funds transfers, funds availability, truth-in-savings, home mortgage disclosure, and equal credit opportunity.

           Restrictions on Expansion. Federal and state law place certain limitations on both Andover Bank's and Gloucester Bank's ability to expand the geographic scope of their banking activities, whether through the establishment of new branches or through a merger with or acquisition of another depository institution. Under the Federal Deposit Insurance Act, the applicable federal bank regulatory agency must review a bank merger or acquisition involving Andover Bank or Gloucester Bank, and generally may not approve any such transaction that would result in a monopoly, that would further a combination or conspiracy to monopolize banking in the United States, that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. The applicable regulator is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. The consideration of convenience and needs includes the parties' performance under the CRA. Which federal bank regulator reviews the transaction depends on the charter of the surviving bank.

           Similarly to Andover, Andover Bank and Gloucester Bank are limited in their ability to engage in interstate transactions and expansion by the Riegle-Neal Act. See "---Regulation of Andover--Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994."

GOVERNMENT POLICIES AND LEGISLATIVE AND REGULATORY PROPOSALS

           Andover Bank's and Gloucester Bank's operations are generally affected by the economic, fiscal, and monetary policies of the United States and its agencies and regulatory authorities, particularly the Federal Reserve Board (which regulates the money supply of the United States, reserve requirements against deposits, the discount rate on Federal Reserve Board borrowings and related matters, and which conducts open-market operations in U.S. government securities). The fiscal and economic policies of various governmental entities and the monetary policies of the Federal Reserve Board have a direct effect on the availability, growth, and distribution of bank loans, investments, and deposits.

           In addition, various proposals to change the laws and regulations governing the operations and taxation of, and deposit insurance premiums paid by, federally and state-chartered banks and other financial institutions are from time to time pending in Congress and in state legislatures as well as before the Federal Reserve Board, the FDIC and other federal and state bank regulatory authorities. The likelihood of any major changes in the future, and the impact any such changes might have on either Andover Bank or Gloucester Bank, are not possible to determine.

STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION


           Andover and GBT will promptly file all applications and notices and will promptly take other appropriate action with respect to any requisite approvals or other action of any governmental authority. The merger agreement provides that the obligation of each of Andover and GBT to complete the merger is conditioned upon the receipt of all requisite regulatory approvals, including the approvals of the Federal Reserve Board and the Massachusetts Board of Bank Incorporation. There can be no assurance that any governmental agency will approve or take any required action with respect to the merger, and, if the approvals are received or action is taken, there can be no assurance as to the date of the approvals or action, that the approvals or action will not be conditioned upon matters that would cause the parties to mutually consent to abandon the merger, or that no action will be brought challenging the approvals or action, or if a challenge is made, its result. Andover received the approval of the Federal Reserve Board on April 10, 2000 to merge with GBT Bancorp.


           Andover and GBT are not aware of any governmental approvals or actions that may be required for completion of the merger other than as described above. Should any other approval or action be required, Andover and GBT currently contemplate that such approval or action would be sought.

           The merger cannot proceed in the absence of the requisite regulatory approvals. We may not obtain regulatory approvals on time or at all. See "THE MERGER AGREEMENT--Conditions to Complete the Merger" and "--Termination; Expenses." Similarly the Department of Justice or other governmental authorities may challenge the merger.

                         FEDERAL INCOME TAX CONSEQUENCES

           The following is a general summary of United States federal income tax consequences of the merger to Andover and GBT and their respective stockholders. The following discussion is based upon current provisions of the Internal Revenue Code, existing temporary and final regulations thereunder and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. No attempt has been made to comment on all United States federal income tax consequences of the merger that may be relevant to stockholders of Andover and GBT. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular stockholder of Andover or GBT.

           The following discussion may not apply to particular categories of holders of shares of Andover common stock or GBT common stock subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, individual retirement and other tax-deferred accounts, banks, persons subject to the alternative minimum tax, persons who hold Andover capital stock or GBT capital stock as part of a straddle, hedging or conversion transaction, persons whose functional currency is other than the United States dollar, persons eligible for tax treaty benefits, foreign corporations, foreign partnerships, and other foreign entities, individuals who are not citizens or residents of the United States, and holders whose shares were acquired pursuant to the exercise of an employee stock option or otherwise as compensation. Stockholders of Andover and GBT are urged to consult their tax advisors to determine the specific tax consequences of the merger, including any state, local or other tax consequences of the merger.

TAX CONSEQUENCES OF THE MERGER

           Tax opinions of Goodwin, Procter & Hoar LLP and Foley, Hoag & Eliot LLP have been filed as Exhibits 8.1 and 8.2, respectively, to the registration statement of which this proxy statement/prospectus is a part. These tax opinions opine that, based on representations of Andover and GBT and on assumptions and conditions at the effective time of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. A critical assumption set forth in the tax opinions is that Andover common stock will represent no less than 40% of the total fair market value of the consideration received by the GBT stockholders in the merger, as measured at the effective time of the merger. In the event that the per share price of Andover common stock falls to $18.20 as of the effective time of the merger, Andover common stock will represent approximately 40% of the merger consideration paid to GBT stockholders based upon the latest information available to the parties. If a decline in the market price of Andover common stock causes the value of the Andover common stock paid to the GBT stockholders to represent less than 40% of the merger consideration paid to such stockholders, the merger likely would fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and would be fully taxable to the GBT stockholders and GBT. For more information regarding the likely tax consequences of the value of Andover common stock paid to GBT stockholders as of the effective time of the merger representing less than 40% of the merger consideration paid to such stockholders, see "RISK FACTORS - A Decline in the Market Price of Andover Common Stock Prior to the Effective Time of the Merger Could Result in Significant Tax Liability for GBT Stockholders and GBT."

           As a consequence of reorganization treatment, neither Andover nor GBT will recognize a gain or loss as a result of the merger. Stockholders of GBT who exchange all of their shares of GBT common stock solely for Andover common stock pursuant to the merger will not recognize a gain or loss, except with respect to cash received in lieu of a fractional share interest in Andover common stock. The aggregate tax basis of the Andover common stock received by stockholders who exchange all of their GBT common stock solely for Andover common stock in the merger will be the same as the aggregate tax basis of the GBT common stock surrendered, reduced by any amount allocable to a fractional share interest for which cash is received. Finally, provided the shares of GBT common stock were held as a capital asset at the effective time of the merger, the holding period for shares of Andover common stock received by a GBT stockholder in exchange for his or her shares of GBT common stock will include the period that the shares of GBT common stock were held. The stockholders of Andover will not recognize a gain or loss as a result of the merger.

           In general, stockholders of GBT receiving cash consideration (other than solely cash in lieu of a fractional share interest in Andover common stock) will recognize a gain, but not a loss, equal to the lesser of

           - the total cash consideration received (including cash in lieu of a fractional share interest in Andover common stock), or

           - the total gain realized by such stockholder in the merger, as measured by the difference between the total fair market value of the cash and Andover common stock received by the stockholder in the merger and such stockholder's adjusted basis in his or her shares of GBT common stock.

This gain or loss will constitute capital gain or loss from the sale of stock if the stockholder holds the GBT common stock as a capital asset at the effective time of the merger, and will be long term capital gain or short term capital gain depending on the holding period. The aggregate tax basis of the Andover common stock received by stockholders who also receive cash consideration in the merger will be equal to the aggregate tax basis of the GBT common stock surrendered, increased by the gain recognized in the merger, and reduced by the cash received.

BACKUP WITHHOLDING

           Under the backup withholding rules, a GBT stockholder may be subject to backup withholding at the rate of 31% with respect to cash received in exchange for GBT common stock or cash received in lieu of fractional shares of Andover common stock unless such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability provided that applicable filings are made with the IRS.

OTHER TAX CONSEQUENCES

           The state and local tax treatment of the merger may not conform to the federal income tax consequences discussed above. Consequently, GBT stockholders should consult their own tax advisors regarding the treatment of the merger under state, local, and other tax laws.

                          PRINCIPAL STOCKHOLDERS OF GBT


           The following table sets forth as of May 1, 2000 the beneficial ownership of GBT's common stock as to each person or entity who is known by GBT to beneficially own more than five percent of GBT's common stock, each of GBT's directors, the Chief Executive Officer, and all directors and executive officers as a group. For the officers and directors of GBT, the numbers shown on the table are based on the officers' and directors' representations. All percentages have been calculated as of May 1, 2000, based on 791,374 shares of GBT common stock outstanding at the close of business on May 1, 2000.


                                                                            Number of Shares of
                                                                               Common Stock                       Percent
  Name of Beneficial Owner                                                  Beneficially Owned (1)                of Class
  ------------------------                                                  ----------------------                --------
  Robert J. Ryan, Sr.
  2 Harbor Loop, Gloucester, MA 01930                                              56,441 (2)                         7.13%

  David L. Marsh
  2 Harbor Loop, Gloucester, MA 01930                                              40,000 (3)                         5.05

  Charles J. Ciaramitaro                                                           10,500 (4)                         1.33

  Francis J. Elliott, Jr.                                                          14,000 (2)                         1.77

  Kenneth W. Gleason                                                               38,500                             4.86

  Nicholas C. Psalidas                                                             14,000 (2)                         1.77

  Donald E. Sudbay, Jr.                                                             3,500                              *

  All Directors and Executive Officers as a Group (9 persons)                     183,941                            23.24

  Fleet Boston Corporation (5)                                                     63,000 (5)                         7.96
  One Federal Street, Boston, MA 02110




-----------------------
* Less than 1%.


(1) Except as otherwise noted, each individual or entity in the table above has the sole voting and investment power over the shares listed.


(2)        All shares are held jointly with his spouse.

(3) Shares are held in the name of CABAS, the nominee for the Cape Ann Savings Bank where Mr. Marsh's securities are held in safe keeping.


(4) Includes 9,100 shares held jointly with his spouse, 700 shares held jointly with his son Frank, and 700 shares held jointly with his daughter Felicia.



(5) This information is based upon information on Schedule 13G filed by Fleet Boston Corporation on February 12, 1999 with the Securities and Exchange Commission. Stockholder has shared investment power with respect to 37,000 shares.

           COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION


           Andover common stock is quoted on the Nasdaq National Market under the ticker symbol "ANDB". Following the merger, Andover common stock will continue to be listed on the Nasdaq National Market under the ticker symbol "ANDB". GBT common stock is quoted on, and from time to time trades, on the Nasdaq Bulletin Board, an interdealer quotation system, where there is an established public trading market for GBT common stock.


           The following table sets forth, for the fiscal quarters indicated, the range of high and low sale prices of Andover common stock and the high and low bid prices for GBT common stock (rounded to four decimal places), and the amount of cash dividends declared per share:


                                                 Andover Common Stock                              GBT Common Stock**
                                      High               Low         Dividends*          High              Low           Dividends
  1997
  1st Quarter                        24.2031           19.7969         0.120            11.4286          10.0000           0.107
  2nd Quarter                        25.4063           23.5938         0.130            12.8750          10.8571           0.107
  3rd Quarter                        29.4063           23.5938         0.130            13.5714          12.7143           0.107
  4th Quarter                        33.7969           26.2031         0.152            18.1428          14.1428           0.250
  1998
  1st Quarter                        33.0000           27.4063         0.152            20.2857          19.2857           0.107
  2nd Quarter                        38.7500           31.5000         0.144            21.2857          20.3750           0.107
  3rd Quarter                        40.7500           25.5000         0.180            20.1250          16.0000           0.150
  4th Quarter                        35.0000           24.7500         0.180            17.0000          16.2500           0.220
  1999
  1st Quarter                        34.7500           26.7500         0.210            16.5000          14.5000           0.150
  2nd Quarter                        32.6250           25.5000         0.210            14.5000          13.2500           0.150
  3rd Quarter                        34.7500           28.8750         0.210            14.5000          13.5000           0.150
  4th Quarter                        31.5000           27.3750         0.240            14.0000          12.5000           0.150
  2000
  1st Quarter                        29.2500           24.8750         0.240            18.2500          12.3750           0.150



* Dividends shown reflect a 5 for 4 stock split on May 18, 1998.

** Dividends and stock prices shown reflect the exchange of 7 shares of GBT for 1 share of Gloucester Bank on August 3, 1998.


           As of May 1, 2000, there were 2,279 holders of record of Andover common stock and as of May 1, 2000 there were 255 holders of record of GBT common stock.


                     DESCRIPTION OF CAPITAL STOCK OF ANDOVER

AUTHORIZED CAPITAL STOCK


           Andover has authorized capital stock of 18,000,000 shares of which 15,000,000 shares are common stock, par value $.10 per share, and 3,000,000 shares are preferred stock, par value $.10 per share. Andover common stock is traded on the Nasdaq National Market under the ticker symbol "ANDB". As of May 1, 2000, 6,356,172 shares of Andover common stock were issued and outstanding. In addition, Andover's Board has designated 100,000 shares of preferred stock as series B junior participating preferred stock of which no shares are issued and outstanding. See "--Andover Shareholder Rights Agreement."

COMMON STOCK

           Under Delaware law, stockholders generally are not personally liable for a corporation's acts or debts. Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Andover common stock are entitled to receive dividends on shares of common stock if, as and when authorized and declared by the Andover Board out of assets legally available therefor and to share ratably in the assets of Andover legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of Andover.

           Each outstanding share of Andover common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Under Andover's charter, holders of common stock have the exclusive right to elect directors. A majority of the outstanding shares entitled to vote, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. Unless a larger vote is required by law, when a quorum is present at a meeting of stockholders, a majority of the votes properly cast upon any question will decide the question. Andover's bylaws provide that the election of directors will be by a plurality vote of the holders of the shares present in person or represented by proxy and entitled to vote, unless otherwise provided by terms and conditions relating to election of directors of any series of preferred stock that has been or will be designated by the Board of Directors, as permitted by Andover's charter. There is no cumulative voting in the election of directors. The Andover Board is classified into three classes with each class as nearly equal in number as possible, which means that approximately one-third of the members of the Andover Board are subject to reelection at each annual meeting of stockholders.

           Holders of Andover common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of Andover's securities.

           Subject to the provisions of Andover's charter, all shares of Andover common stock will have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights.

           For a description of certain provisions of the Andover charter that may have the effect of delaying, deferring or preventing a change in control of Andover, see "--Andover Shareholder Rights Agreement" and "Comparison of Rights of Holders of GBT Common Stock and Andover Common Stock--Restrictions upon Subject Transactions and Certain Business Combinations."

ANDOVER SHAREHOLDER RIGHTS AGREEMENT

           Andover is party to a shareholder rights agreement, dated as of January 21, 1999, with BankBoston, N.A. as rights agent. The following description of the terms of the shareholder rights agreement does not purport to be complete and is qualified in its entirety by reference to the shareholder rights agreement, a copy of which is attached as an exhibit to Andover's Form 8-A filed with the Securities and Exchange Commission on January 25, 1999.

           Under the terms of the shareholder rights agreement, one common share purchase right is attached to each outstanding share of Andover common stock. Each right entitles the registered holder thereof to purchase from Andover a unit consisting of 1/1000 of a share of series B junior participating preferred stock at a cash exercise price of $130.00 per unit, subject to adjustment. It is intended that each 1/1000 of a share series B junior participating preferred stock have voting and economic rights equivalent to a share of common stock.

           Initially, the rights are not exercisable and are attached to and trade with all outstanding shares of Andover common stock. The rights will separate from the Andover common stock, will become exercisable and begin trading separately upon the earlier to occur of:

           - 10 days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired beneficial ownership of 15% or more of the outstanding Andover common stock;

           - 10 business days, or such later date as may be determined by the Andover Board, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding common stock; or

           - the determination by a majority vote of the Andover Board that any person is an "adverse person," which means a person, alone or together with associates, that has acquired beneficial ownership of 10% or more of the outstanding Andover common stock and that person's beneficial ownership is intended or reasonably likely to cause pressure on Andover to enter into a transaction that would provide that adverse person with short-term financial gain not in the best long-term interest of Andover, or is reasonably likely to cause an adverse impact on Andover's business.

           We refer to the earlier of these dates as the "distribution date."

           Until the distribution date (or earlier redemption or expiration of the rights):

           - the rights will be transferred with and only with the Andover common stock;

           - Andover common stock certificates will contain a notation incorporating the rights agreement by reference; and

           - the surrender for transfer of any certificate for Andover common stock will also constitute the transfer of the rights associated with the Andover common stock represented by the certificate.

           As soon as practicable following the distribution date, separate certificates evidencing one right for each share of Andover common stock will be mailed to holders of record of shares of Andover common stock as of the close of business on the distribution date and such separate right certificates alone will evidence the rights.

           The rights will expire on February 16, 2009, unless the rights are earlier redeemed by Andover, as described below.

           The purchase price payable, the number and kind of shares of Andover common stock or other securities or property issuable upon exercise of the rights and the number of rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision or combination of, the Andover common stock, in connection with a distribution of securities or assets in respect of, in lieu of or in exchange for Andover common stock, whether by dividend, in a reclassification or recapitalization or otherwise as set forth in the rights agreement.

           In the event that any person becomes an acquiring person or is determined to be an adverse person, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person and its affiliates and associates, which will thereafter be void, will have the right to receive upon payment of the exercise price that number of shares of Andover preferred stock having a market value of two times the exercise price.

           In the event that, at any time after a person becomes an acquiring person or is determined to be an adverse person, Andover is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

           At any time after any person becomes an acquiring person or is determined to be an adverse person and prior to the acquisition by any person or group of a majority of the then outstanding Andover common stock, the Andover Board may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Andover common stock per right, subject to adjustment.

           At any time prior to the time any person becomes an acquiring person or is determined to be an adverse person, the Andover Board may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at the time and subject to conditions as the Andover Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

           The terms of the rights may be amended by the Andover Board without the consent of the holders of the rights, except that from and after such time as any person becomes an acquiring person or is determined to be an adverse person, no such amendment may adversely affect the interests of the holders of the rights (other than the acquiring person and its affiliates and associates).

REGISTRAR AND TRANSFER AGENT

           Andover's registrar and transfer agent is EquiServe LLP. Copies of the governing corporate instruments of Andover are available, without charge, by following the instructions listed under "Where You Can Find More Information on Andover."

               COMPARISON OF RIGHTS OF HOLDERS OF GBT COMMON STOCK
                            AND ANDOVER COMMON STOCK


           Upon completion of the merger, you will cease to be a stockholder of GBT. If, through the election procedure described on page 36 of this proxy statement/prospectus, you receive Andover common stock following the merger, you will become a stockholder of Andover and your rights will be governed by the Delaware General Corporation Law, the Andover charter and the Andover bylaws. The following chart summarizes the material differences between your rights as a holder of GBT common stock prior to the merger, governed by Massachusetts law, the GBT charter and the GBT bylaws, and your rights as a holder of Andover common stock after the merger. This chart does not purport to be complete and is qualified in its entirety by reference to the GBT charter, the GBT bylaws, the Andover Charter, the Andover bylaws and the relevant provisions of Massachusetts and Delaware law.


RESTRICTIONS UPON SUBJECT TRANSACTIONS AND CERTAIN BUSINESS COMBINATIONS

CHARTER PROVISIONS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    The GBT charter contains a so-called "fair                            The Andover charter provides that Andover or
  price" provision pursuant to which certain                            any subsidiary may not enter a "business
  transactions defined in the charter as a "Subject                     combination" with an "interested stockholder" or an
  Transaction," including a merger or consolidation,                    "affiliate" of an interested stockholder unless that
  would require, in addition to any approval or                         transaction has been approved by 80% of the
  consent required by law, approval by:                                 outstanding shares of stock entitled to vote generally
                                                                        in the election of directors.  However, a business
  - 80% of each class of stock entitled to vote                         combination shall only require the affirmative vote,
    thereon, excluding shares owned by the other                        if any, or vote required by law on any other
    party to the transaction, defined in the GBT                        provision of the charter and not such 80%
    charter as the "Receiving Entity";                                  stockholder approval if the business combination is
                                                                        approved by the affirmative vote of a majority of the
  - 80% of the directors not affiliated with the                        "continuing directors" or all of the following
    Receiving Entity; or                                                conditions are met:

  - approval of a majority of directors not affiliated                  - the aggregate per share amount of cash and the
    with the Receiving Entity prior to the date on                        fair market value of other property to be received
    which the Receiving Entity first acquired any                         by the Andover stockholders meets thresholds
    share of GBT stock.                                                   established in the charter;

    The fair-price provision provides that a Subject                    - the aggregate amount of cash and the fair market
  Transaction is not subject to the foregoing                             value of other consideration to be received per
  requirements if:                                                        share by the stockholders of any other class
                                                                          of outstanding voting stock other than
  - the transaction is approved by a majority of each                     common stock in the business combination meets
    class of stock entitled to vote thereon, excluding                    thresholds established in the charter;
    shares owned by the Receiving Entity; and

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
 - the aggregate cash and fair market value of all                      - generally, the consideration to be received by
    consideration to be paid per share in connection                      holders of a particular class of outstanding voting
    with the transaction is equal to the highest of:                      stock is in cash or in the same form as the
                                                                          interested stockholder has previously paid for
    (1)  the highest price per share paid by the                          shares of such class of voting stock;
         Receiving Entity in acquiring GBT common
         stock; or                                                      - after such interested stockholder has become an
                                                                          interested stockholder and prior to the
    (2)  four times the per share book value of                           consummation of the business combination events
         GBT's common stock.                                              stipulated in the charter have not occurred;

    The GBT charter permits the GBT Board of                            - after the interested stockholder has become an
  Directors to consider a variety of factors in                           interested stockholder, such interested
  evaluating a tender offer, merger or acquisition,                       stockholder has not received the benefit of any
  including, without limitation, the social and                           loans, guarantees, pledges, etc. or any tax
  economic effects of a transaction of GBT and its                        advantages provided by Andover, unless such
  subsidiaries, employees, depositors, loan and other                     transaction has been approved by the affirmative
  customers, creditors and other elements of the                          vote of a majority of the continuing directors; and
  communities in which GBT operates; the business
  and financial conditions and earnings prospects of                    - a proxy or information statement describing the
  the acquirer; and the competence, experience and                        proposed business combination and complying
  integrity of an acquirer.                                               with the Securities Exchange Act is mailed to
                                                                          public stockholders at least 20 days prior to the
                                                                          consummation of the business combination.

                                                                        For the purposes of these "business combination"
                                                                        provisions; "interested stockholder" means any
                                                                        individual, partnership, corporation, group or other
                                                                        entity, who beneficially owns 10% or more of the
                                                                        shares of Andover entitled to vote, or any person
                                                                        who is an affiliate of the corporation and had
                                                                        beneficially owned 10% or more voting shares at
                                                                        any time within the two years before the date in
                                                                        question, or is transferee or successor  to an
                                                                        interested stockholder in a transaction or series of
                                                                        transactions not involving a public offering;
                                                                        "affiliate" and "associate" have the meanings
                                                                        ascribed thereto in Rule 12b-2 of the Securities
                                                                        Exchange Act and a "business combination" means
                                                                        the occurrence of any of the following:

                                                                        - any merger or consolidation of Andover or any
                                                                          subsidiary thereof into or with an interested
                                                                          stockholder or any corporation which would
                                                                          become an affiliate, irrespective of which is the
                                                                          surviving entity in a merger or consolidation;

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
                                                                        - the sale, exchange, lease, mortgage, pledge,
                                                                          transfer or other disposition, in one or a series of
                                                                          transactions, to or with an interested stockholder
                                                                          or any affiliate by Andover or any subsidiary
                                                                          thereof, of any assets of Andover or any
                                                                          subsidiary having an aggregate fair market value
                                                                          of $1,000,000 or more;

                                                                        - the issuance or transfer by Andover or any
                                                                          subsidiary of any securities of Andover or any
                                                                          subsidiary to any interested stockholder or any
                                                                          affiliate in exchange for cash or other property
                                                                          having an aggregate value of $1,000,000 or
                                                                          greater;

                                                                        - the adoption of any plan or proposal for the
                                                                          liquidation, dissolution or winding-up of Andover
                                                                          proposed by or on behalf of any interested
                                                                          stockholder or any affiliate or associate; or

                                                                        - any reclassification of securities, recapitalization
                                                                          of Andover or any merger or consolidation of
                                                                          Andover with any of its subsidiaries or any other
                                                                          transaction which has the effect, directly or
                                                                          indirectly, of increasing the proportionate amount
                                                                          of the outstanding shares of any class of equity of
                                                                          convertible securities of Andover or any
                                                                          subsidiary which is directly or indirectly owned
                                                                          by any interested stockholder or affiliate.

  STATUTORY PROVISIONS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    Under Chapter 110F of the Massachusetts                              Andover is subject to Section 203 of the DGCL,
  General Laws, a Massachusetts corporation, like                      which governs business combinations with interested
  GBT, is prohibited from engaging in certain                          stockholders.  Subject to certain exceptions set forth
  business combinations (defined by the statute to                     therein, Section 203 of the DGCL provides that a
  include certain mergers and consolidations,                          corporation shall not engage in any business
  dispositions of assets and issuances of securities, as               combination with any interested stockholder for a
  well as certain other transactions) with an                          three-year period following the time that such
  interested shareholder (defined by the statute to                    stockholder becomes an "interested stockholder"
  include holders of five percent or more of the                       unless
  outstanding stock of the corporation) for a period
  of three years following the date that such                          - prior to such time, the Board of Directors of the
  shareholder became an interested shareholder,                          corporation approved either the business
  except under certain circumstances, which include                      combination or the transaction that resulted in the
  prior approval of the Board of Directors of the                        stockholder becoming an interested stockholder;
  transaction which resulted in the shareholder

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
  becoming an interested shareholder, or subsequent                    - the interested stockholder owned at least 85% of
  approval of the business combination by the Board                      the voting stock of the corporation outstanding at
  of Directors and by a vote of at least two-thirds of                   the time the transaction commenced (excluding
  the outstanding voting stock which is not owned by                     certain shares); or
  the interested shareholder.  The statute includes an
  exception to the prohibitions of the statute if, upon                - at or subsequent to such time, the business
  consummation of the transaction which resulted in                      combination is approved by the Board of Directors
  the shareholder becoming an interested                                 of the corporation and by the affirmative vote of at
  shareholder, the shareholder owned at least 90% of                     least two-thirds of the outstanding voting stock
  the voting stock of the corporation.                                   which is not owned by the interested stockholder.

    Under Chapter 110D of the Massachusetts                            Except as specified therein, an interested stockholder
  General Laws, any person who makes a bona fide                       is defined to mean any person that
  offer to acquire, or acquires, shares of stock of a
  Massachusetts corporation that, when combined                        - is the owner of 15% or more of the outstanding
  with shares already owned, would increase the                          voting stock of the corporation;
  acquirer's ownership to at least 20%, 33.33% or a
  majority of the voting stock of such company,                        - is an affiliate or associate of the corporation and
  must obtain the approval of a majority of shares                       was the owner of 15% or more of the outstanding
  held by all shareholders except the acquirer and                       voting stock of the corporation at any time within
  the officers and inside directors of the corporation                   three years immediately prior to the relevant date;
  in order to vote the shares acquired.  The statute                     or
  permits a Massachusetts corporation to elect not to
  be governed by its provisions by including in its                    - any affiliate or associate of such person referred to
  articles of organization or by-laws a provision                        above.
  pursuant to which the corporation "opts out" of the
  statute.  GBT has not included such a provision in                   Under certain circumstances, Section 203 of the
  either its articles or by-laws.                                      DGCL makes it more difficult for an interested
                                                                       stockholder to effect various business combinations
                                                                       with a corporation for a three-year period, although
                                                                       the stockholders may, by adopting an amendment to
                                                                       the corporation's charter or bylaws, elect not to be
                                                                       governed by this section, effective twelve months
                                                                       after adoption.  The Andover charter and bylaws do
                                                                       not exclude Andover from the restrictions imposed by
                                                                       Section 203 of the DGCL.

  MERGERS, SHARE EXCHANGES OR ASSET SALES

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    Massachusetts law requires that an agreement of                        The DGCL generally requires the approval of
  merger or consolidation be approved by the vote of                     the directors and the affirmative vote of the holders
  two-thirds of the outstanding shares entitled to vote                  of a majority of the outstanding stock entitled to
  of each class of stock of each constituent                             vote thereon for the merger of a corporation into
  corporation (except as set forth in the following                      any other corporation, unless the charter requires a
  paragraph), unless the corporation's articles or                       higher stockholder vote.  The Andover charter only
  organization provide for a lesser vote, but not less                   requires a higher stockholder vote in connection
  than a majority of the shares outstanding and                          with transactions with interested stockholders, as
  entitled to vote.                                                      described above.

    Pursuant to Massachusetts law, unless required                         As provided by the DGCL, a merger agreement
  by a corporation's articles of organization, an                        need not be submitted to the stockholders of a
  agreement of merger need not be submitted to the                       corporation surviving the merger, but may be
  stockholders of a corporation surviving the merger,                    approved by vote of its directors if:
  but may be approved by vote of its directors if:
                                                                         - the agreement of merger does not amend the
  - the agreement of merger does not change the                            certificate of incorporation of the surviving
    name, the amount of shares authorized of any                           corporation;
    class of stock or other provisions of the articles
    of organization of such corporation;                                 - each issued or treasury share of the surviving
                                                                           corporation before the merger remains identical
  - the authorized unissued shares or shares held in                       after the merger; and
    the treasury of such corporation of any class of
    stock of such corporation to be issued or                            - the authorized unissued shares or treasury shares
    delivered pursuant to the agreement of merger                          of any class of stock of the surviving
    do not exceed 15% of the shares of such                                corporation to be issued or delivered pursuant to
    corporation of the same class outstanding                              the agreement of merger do not exceed 20% of
    immediately prior to the effective date of the                         the shares of the corporation of the same class
    merger; and                                                            outstanding immediately prior to the effective
                                                                           date of the merger.
  - the issue by vote of the directors of any unissued
    stock to be issued pursuant to the agreement of
    merger has been authorized in accordance with
    applicable law.

  APPRAISAL RIGHTS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------

    Under the Massachusetts Business Corporation                           Under the DGCL, stockholders of corporations
  Law, stockholders of corporations that dissent from                    do not have the right to an appraisal in the event of
  mergers and sales of substantially all assets of the                   a sale, lease or exchange of substantially all assets.
  corporation, generally have the right to an appraisal                  Further, the DGCL generally provides that
  and payment for the value of their shares.                             shareholders have no appraisal rights if they dissent
                                                                         to a merger for which a shareholder vote is
                                                                         required and the stock is publicly traded or widely
                                                                         held.  However, shareholders will have appraisal

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
                                                                         rights if they are required in connection with the
                                                                         merger or consolidation to accept for their stock
                                                                         anything other than either of, or any combination
                                                                         of, the following:

                                                                           -    stock of the corporation surviving or
                                                                                resulting from the merger or consolidation;

                                                                           -    stock of any other corporation listed on a
                                                                                national securities exchange or designated as
                                                                                a national market system security on an
                                                                                interdealer quotation system by the NASD
                                                                                or held of record by more than 2,000
                                                                                shareholders; or

                                                                           -    cash in lieu of fractional shares.

SPECIAL MEETINGS OF STOCKHOLDERS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    The GBT bylaws allow a special meeting of                                 The Andover bylaws do not allow stockholders to
  stockholders to be called at the written request                     call a special meeting of stockholders; only directors
  of at least 10% of all shares entitled to vote at                    and some officers may call a special meeting.
  the meeting.

CUMULATIVE VOTING FOR DIRECTORS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
         The GBT charter does not permit                                  Same.
  stockholders to cumulate their votes for the
  election of directors.

PREEMPTIVE RIGHTS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
         The stockholders of GBT do not have                              Same.
  preemptive rights.

CLASSIFIED BOARD OF DIRECTORS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
         GBT has bylaw provisions that classify its                       Same.
  Board into three classes, as nearly equal in
  number as possible, with the directors in each
  class being elected for staggered three year
  terms.

ELECTION OF THE BOARD OF DIRECTORS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
         The GBT bylaws provide that the stockholders                      Andover's charter and bylaws do not specify a
  shall fix the number of directors.  GBT's directors                    required vote for election of directors, and
  are elected by the affirmative vote of a plurality of                  therefore directors are elected by the electoral
  the stockholders.  The GBT bylaws prohibit any                         standard of the DGCL, which is a plurality of the
  person that was either a director or officer of a bank,                votes of the shares present in person or represented
  bank holding company or competitor of GBT within                       by proxy at a stockholders meeting and entitled to
  the last six months prior to the election or is not a                  vote on the election of directors.
  U.S. citizen from being elected director unless
  waived by the affirmative vote of at least two-thirds
  of the stockholders or two-thirds of the directors then
  in office.

REMOVAL OF DIRECTORS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
         The GBT bylaws provide that a director may be                     Subject to the rights of any class or series of
  removed only for cause, by the affirmative vote of                     preferred stock to elect directors, the Andover
  the holders of a majority of shares entitled to vote in                charter provides that any director may be removed,
  the election of directors or by the directors, but only                but only for cause, by the affirmative vote of the
  after the director is given reasonable notice and                      holders of 80% or more of the outstanding voting
  opportunity to be heard before the body proposing to                   shares at a meeting called for that purpose.
  remove the director.

ENLARGEMENT OF BOARD, FILLING VACANCIES ON BOARD

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    Under the MBCL, the provisions of a                                    The Andover charter provides that the number
  corporation's bylaws determine the number of                           of directors shall be fixed in the manner provided
  members of its Board of Directors.  The number                         in the bylaws.  Andover's bylaws provide that the
  of directors on a corporation's Board may be                           number of directors shall be fixed by resolution of
  increased or decreased from time to time in the                        the Board.  In addition, Andover's charter provides
  manner provided in the bylaws.  Any vacancy                            that the Board acting by a majority vote of all the
  occurring in a corporation's Board of Directors                        directors then in office, although less than a
  may be filled in the manner provided in the                            quorum, may fill any vacancies in the Board,
  bylaws, or, if the bylaws do not provide, by the                       including any newly created directorships resulting
  directors.  The GBT bylaws provide that the                            from an increase in the number of directors;
  number of directors may be increased and one                           provided, however, that if there is an interested
  or more additional directors elected by the                            stockholder, the filling of the vacancy shall also
  stockholders or by a majority of directors then                        require the affirmative vote of a majority of the
  in office.  The Board may not be enlarged by                           continuing directors.  Any directors filling
  the addition of more than two directors in any                         vacancies or newly created directorships will hold
  year.                                                                  office until the next election of the class for which
                                                                         they were chosen and until their respective
    The GBT charter and bylaws provide that                              successors are duly elected and qualified.  No
  vacancies on the Board shall be filled by a                            decrease in the number of directors shall shorten
  majority of the directors at any meeting at which                      the term of an incumbent director.  There are
  a quorum is present.                                                   currently eleven members of Andover's Board.

DIRECTORS' LIABILITY

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------

    The GBT charter provides that no director                              The Andover charter provides that no director
  shall be personally liable for monetary damages                        shall be personally liable to Andover or to its
  for a breach of fiduciary duty.  The foregoing                         stockholders for monetary damages for breach of
  charter provision does not eliminate or limit the                      the director's duty as a director.  However, this
  liability of a director for any breach of his or her                   provision of the Andover charter does not eliminate
  duty of loyalty for acts or omissions not in good                      or limit the liability of a director for breaches of the
  faith or involving intentional misconduct or a                         director's duty of loyalty or for acts and omissions
  knowing violation of law, or for any transaction                       not in good faith or which involve intentional
  from which the director received an improper                           misconduct or a knowing violation of the law, or
  personal benefit.                                                      under Section 174 of the DGCL, or for any
                                                                         transaction from which the director derived an
                                                                         improper personal benefit.  Furthermore, the
                                                                         charter provides that if the DGCL is amended to
                                                                         authorize corporate action further eliminating or
                                                                         limiting the personal liability of directors, then the
                                                                         liability of each director of Andover shall be
                                                                         eliminated or limited to the extent permitted by the
                                                                         DGCL, as so amended.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    The MBCL generally permits, and the GBT                                The DGCL generally permits a corporation to
  bylaws provide indemnification to each director,                       indemnify its directors, officers, employees and
  officer, employee or agent of the corporation, or                      agents for expenses incurred by them by reason of
  anyone serving at its request as a director, officer,                  their position with the corporation, if the person has
  employee or agent of another organization, or is                       acted in good faith and with the reasonable belief
  serving at the request of the corporation with                         that his or her conduct was in or not opposed to the
  respect to any employee benefit plan.  The                             best interests of the corporation and, with respect to
  indemnification covers against all liabilities and                     any criminal action or proceeding, with no
  expenses reasonably incurred in connection with                        reasonable cause to believe his or her conduct was
  any action, suit or proceeding in which any                            unlawful.  The DGCL does not permit a
  director, officer or person may be a party                             corporation to indemnify persons in actions brought
  defendant or with which he or she may be                               by or in the right of the corporation if the person is
  threatened or otherwise involved by reason of his                      adjudged to be liable to the corporation (although it
  or her status as a director, officer, employee or                      does permit indemnification in such situations if,
  agent of the corporation or such other organization                    and only to the extent, approved by the Delaware
  or service with respect to any employee benefit                        Court of Chancery or other relevant courts).
  plan.  However, the MBCL does not permit a
  corporation (nor do GBT's bylaws permit GBT) to                          The Andover bylaws provide that Andover shall
  indemnify persons in actions in which the director                     indemnify and hold harmless each person who is
  is adjudicated in any proceeding not to have acted                     made party to or is threatened to be made a party to
  in good faith in the reasonable belief that his                        or is involved in any action or proceeding by
  action was in the best interest of the corporation.                    reason of the fact that he or she is or was a
                                                                         director, officer, employee or agent of the
    Further, GBT's bylaws provide that                                   corporation to the fullest extent permitted by the
  indemnification shall not be made with respect to                      DGCL against all expenses, liability and loss the
  any amounts paid in compromise or settlement                           person actually incurs in connection with the
  unless the Board shall have determined in good                         proceeding.  However, Andover will provide this
  faith that the director, officer or person making a                    indemnification in connection with a proceeding, or
  compromise or settlement acted in good faith and                       part of a proceeding, initiated by the person being
  in a manner he reasonably believed to be in or not                     indemnified only if the proceeding, or part of the
  opposed to the best interests of the corporation, or                   proceeding, was authorized by the Andover Board.
  other organization and, with respect to any
  criminal action or proceeding that he had no                             The DGCL permits and the Andover bylaws
  reasonable cause to believe his conduct was                            provide that the right to indemnification will
  unlawful.                                                              include the right to be paid by the corporation for
                                                                         expenses the indemnified person incurs in
    The MBCL permits, and GBT's bylaws provide                           defending the proceeding in advance of its final
  that indemnification may include payment by the                        disposition; provided, that the indemnified party
  corporation of expenses in defending a civil or                        delivers to the corporation an undertaking that
  criminal action or proceeding in advance of the                        he/she undertakes to repay all amounts advanced if
  final disposition of such action or proceeding upon                    it is ultimately determined that he or she is not
  receipt of an undertaking by the person                                entitled to be indemnified under the bylaws or
  indemnified to repay GBT if he shall be                                otherwise.
  adjudicated to be not entitled to indemnification
  under this section.  This undertaking may be
  accepted without reference to the financial ability
  of such person to make repayment.

AMENDMENTS TO THE CHARTER

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    Amendment to those provisions of the GBT                               The DGCL allows, and the Andover charter
  charter that are intended to make it more                              provides that in general the corporation may amend
  difficult for a third party to undertake a takeover                    its charter pursuant to a resolution of the Board that
  of GBT, including those dealing with                                   is thereafter approved by the stockholders.
  classification of the Board, filling of vacancies                      However, if within 60 days prior to the stockholder
  on the Board and the approval of certain                               vote there is an interested stockholder, then the
  business combinations requires the affirmative                         affirmative vote of a majority of the continuing
  vote of at least 80% of the shares of each class                       directors and the affirmative vote of two-thirds of
  of stock outstanding and entitled to vote.                             the stockholders is required to amend provisions of
  Otherwise, under the MBCL, in order to amend                           the charter relating to:
  the charter, the directors must approve the
  amendment and in general the holders of two-                           - amendments to the charter and bylaws;
  thirds of the outstanding stock and two-thirds of
  each class of stock outstanding and entitled to                        - preemptive rights of stockholders to acquire
  vote thereon as a class must vote in favor of the                        additional shares;
  amendment, unless the charter requires a greater
  or lesser vote.  However, the MBCL also                                - rights of directors to issue one or more classes
  provides that amendments to the charter that                             or series of preferred stock and determine and
  increase or reduce a corporation's authorized                            fix their powers and rights;
  capital stock, change the par value of its capital
  stock and similar changes affecting capital stock                      - rights of the common stockholders and
  as well as amendments to change a corporation's                          stockholder action;
  corporate name require a majority vote of each
  class of stock outstanding.                                            - directors and liability of directors; and

                                                                         - restrictions on business combinations and the
                                                                           standards for the Board to evaluate offers or
                                                                           proposals for tender offers, mergers and sales of
                                                                           all or substantially all assets.

AMENDMENTS TO THE BY-LAWS

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
    The MBCL generally provides that the power                             The DGCL generally provides that the power to
  to make, repeal or amend the bylaws is in the                          make, repeal or amend the bylaws is in the
  stockholders; provided, however, that if                               stockholders; provided, however, that if authorized
  authorized in the charter, the directors may also                      in the charter, the directors may also make, repeal
  make, repeal or amend the bylaws.                                      or amend the bylaws.

    The GBT bylaws may be amended by the                                   The Andover charter permits the Andover Board
  affirmative vote of a majority of the                                  to amend the bylaws, or adopt new bylaws, at any
  stockholders of each class of stock outstanding                        regular or special meeting.  However, if at the time
  and entitled to vote unless otherwise provided by                      of the meeting to amend, adopt or repeal the bylaws
  law, GBT's charter or GBT's bylaws.  In                                there is an interested stockholder, Andover's
  addition, the GBT bylaws may be amended by a                           charter requires the affirmative vote of a majority
  majority of directors unless applicable law,                           of the continuing directors and 80%
  GBT's charter or

                                                                                 GBT Stockholders' Rights Post-Merger
             GBT Stockholders' Rights Pre-Merger                                   (Andover stockholders' rights)
             -----------------------------------                                   ------------------------------
   GBT's bylaws require a greater vote or                                 of the stockholders of the then outstanding shares
  stockholder approval.  The following provisions                        of stock entitled to vote thereon to amend the
  of GBT's bylaws may be amended only by the                             bylaws.
  affirmative vote of at least 80% of the total
  number of directors then in office or by the
  affirmative vote of at least 80% of the shares of
  each class of GBT's outstanding stock entitled to
  vote:

  - election and eligibility of directors;

  - vacancies in the Board;

  - enlargement of the Board;

  - tenure of directors; and

  - removal of directors.


                                  OTHER MATTERS

           As of the date of this proxy statement/prospectus, the GBT Board knows of no matters that will be presented for consideration at the GBT meeting other than as described in this proxy statement/prospectus. If any other matters will properly come before the GBT meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote in accordance with the recommendation of the management of GBT.

                                  LEGAL MATTERS

           The validity of the common stock to be issued in connection with the merger and certain federal income tax consequences of the merger will be passed upon by Goodwin, Procter & Hoar LLP, counsel for Andover. Foley, Hoag & Eliot LLP, counsel for GBT, will pass on certain federal income tax consequences of the merger for GBT and its stockholders.

                                     EXPERTS

           The consolidated financial statements of Andover as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this proxy statement/prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, which is also incorporated by reference in this proxy statement/prospectus and registration statement, and upon authority of said firm as experts in accounting and auditing.

           The financial statements of GBT as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 included in this proxy statement/prospectus and registration statement have been audited by Shatswell, MacLeod & Company, P.C., independent certified public accountants, as indicated in their report with respect thereto, and are included in this document in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                 WHERE YOU CAN FIND MORE INFORMATION ON ANDOVER

           Andover files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Andover files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Andover's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, Andover's SEC filings may be read and copied at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

           Andover has filed a registration statement on Form S-4 to register with the SEC the Andover common stock to be issued to the holders of GBT common stock in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Andover in addition to being a proxy statement of GBT for the GBT meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

           The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus.

           This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Andover, its finances and Andover common stock that is not included in or delivered with this document.

SEC Filings (File No. 000-16358):

           -          Annual Report on Form 10-K for the year ended December 31,
                      1999.

           - The description of Andover common stock contained in a Registration Statement on Form 8- A filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments and reports updating the description.

           - The description of the rights to purchase shares of Andover Series B Junior Participating Cumulative Preferred Stock contained in a Registration Statement on Form 8-A filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and all amendments and reports updating the description.

           Additional documents that Andover files with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act between the date of this proxy statement/prospectus and the date of the meeting of GBT's stockholders have also been incorporated by reference.

           Andover has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Andover, and GBT has supplied all information relating to GBT.

           You can obtain any of the documents incorporated by reference through Andover or the SEC. Documents incorporated by reference are available from Andover without charge, excluding all exhibits unless Andover has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

        Andover Bancorp, Inc.
        61 Main Street
        Andover, Massachusetts 01810
        Attn: Joseph F. Casey, Chief Financial Officer and Treasurer
        Tel:  (978) 742-2000


           If you would like to request documents from Andover, please do so by June 12, 2000 to receive them prior to the GBT stockholders meeting.


           You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the GBT proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 3, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus nor the issuance of shares of Andover common stock in the merger will create any implication to the contrary.

                    [SHATSWELL MACLEOD & COMPANY LETTERHEAD]



To the Board of Directors and Stockholders
GBT Bancorp
Gloucester, Massachusetts

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of GBT Bancorp and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GBT Bancorp and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                          /s/ SHATSWELL, MACLEOD & COMPANY, P.C.
                                          SHATSWELL, MacLEOD & COMPANY, P.C.


West Peabody, Massachusetts
January 18, 2000, except for Note 14 as
   to which the date is January 26, 2000

                           GBT BANCORP AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS
                      (In thousands, except per share data)

                           December 31, 1999 and 1998

ASSETS                                                                                   1999            1998
------                                                                              ---------       ---------
Cash and due from banks                                                             $   6,457       $   5,506
Interest bearing demand deposits                                                           84             145
Federal Home Loan Bank overnight account                                                3,000           9,000
Federal funds sold                                                                                      2,000
                                                                                    ---------       ---------
           Cash and cash equivalents                                                    9,541          16,651
Investments in available-for-sale securities (at fair value)                           25,411          24,864
Federal Home Loan Bank stock, at cost                                                   1,787           1,787
Other equity securities, at cost                                                           50              60
Loans, net                                                                             88,847          73,092
Premises and equipment                                                                  3,211           3,190
Accrued interest receivable                                                               617             589
Other assets                                                                            1,450             793
                                                                                    ---------       ---------
           Total assets                                                             $ 130,914       $ 121,026
                                                                                    =========       =========


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest-bearing                                                              $  25,717       $  20,433
   Interest-bearing                                                                    77,819          72,389
                                                                                    ---------       ---------
           Total deposits                                                             103,536          92,822
Federal Home Loan Bank borrowings                                                      18,602          18,602
Other liabilities                                                                         354             294
                                                                                    ---------       ---------
           Total liabilities                                                          122,492         111,718
                                                                                    ---------       ---------
Stockholders' equity:
   Common stock, no par value, authorized 4,000,000 shares, 795,524 shares issued and 791,374 shares outstanding as of December 31, 1999 and 810,740 shares issued and 804,690 shares outstanding as of December 31, 1998
   Paid-in capital                                                                      5,631           5,879
   Retained earnings                                                                    3,532           3,284
   Treasury stock, at cost, 4,150 shares in 1999 and 6,050 shares in 1998                 (61)           (100)
   Accumulated other comprehensive income (loss)                                         (680)            245
                                                                                    ---------       ---------
           Total stockholders' equity                                                   8,422           9,308
                                                                                    ---------       ---------
           Total liabilities and stockholders' equity                               $ 130,914       $ 121,026
                                                                                    =========       =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           GBT BANCORP AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)

                  Years Ended December 31, 1999, 1998 and 1997

                                                                         1999          1998          1997
                                                                       --------      --------      --------
Interest and dividend income:
   Interest and fees on loans                                          $  6,789      $  6,476      $  6,266
   Interest and dividends on securities:
     Taxable                                                              1,705         1,652         2,021
     Tax-exempt                                                              53             3             8
   Other interest                                                           271           235           109
                                                                       --------      --------      --------
           Total interest and dividend income                             8,818         8,366         8,404
                                                                       --------      --------      --------
Interest expense:
   Interest on deposits                                                   2,971         2,954         3,020
   Interest on Federal Home Loan Bank borrowings                            931           609           626
   Interest on securities sold under agreements to repurchase                                            25
                                                                       --------      --------      --------
           Total interest expense                                         3,902         3,563         3,671
                                                                       --------      --------      --------
           Net interest and dividend income                               4,916         4,803         4,733
                                                                       --------      --------      --------
Other income:
   Service charges on deposit accounts                                      201           223           232
   Gains on sales and calls of available-for-sale securities, net            66             4            72
   Other income                                                             621           634           504
                                                                       --------      --------      --------
           Total other income                                               888           861           808
                                                                       --------      --------      --------
Other expense:
   Salaries and employee benefits                                         2,231         1,813         1,817
   Occupancy expense                                                        333           292           268
   Equipment expense                                                        687           526           478
   Writedown of other equity security                                        10                           2
   Other expense                                                          1,254         1,067           914
                                                                       --------      --------      --------
           Total other expense                                            4,515         3,698         3,479
                                                                       --------      --------      --------
           Income before income taxes                                     1,289         1,966         2,062
Income taxes                                                                565           827           860
                                                                       --------      --------      --------
           Net income                                                  $    724      $  1,139      $  1,202
                                                                       ========      ========      ========

Earnings per common share                                              $    .91      $   1.41      $   1.48
                                                                       ========      ========      ========

Average shares outstanding                                              791,374       804,690       809,599
                                                                       ========      ========      ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           GBT BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In thousands, except per share data)

                  Years Ended December 31, 1999, 1998 and 1997


                                                                                          Accumulated
                                                                                            Other
                                                                                         Comprehensive
                                          Common     Paid-in    Retained     Treasury       Income
                                          Stock      Capital    Earnings      Stock          (Loss)           Total
                                         --------    -------     --------    --------    --------------     -------
Balance, December 31, 1996               $   591     $ 5,431     $ 1,885     $   (97)    $   (17)           $ 7,793
Comprehensive income:
   Net income                                                      1,202
   Net change in unrealized
     holding loss on available-
     for-sale securities, net of tax
     effect of $94                                                                           132
       Comprehensive income                                                                                   1,334
Repurchase of common stock                                                      (128)                          (128)
Resale of treasury stock                                  13                      46                             59
Dividends declared ($.57
   per share)                                                       (463)                                      (463)
                                         -------     -------     -------     -------      ------            -------
Balance, December 31, 1997                   591       5,444       2,624        (179)        115              8,595
Shares purchased before formation
   of Holding Company                                                             (7)                            (7)
Shares sold before formation of
   Holding Company                                        15                      15                             30
Formation of Holding Company,
   change in par value and retirement
   of treasury stock                        (591)        420                     171
Shares purchased after
   formation of Holding Company                                                 (109)                          (109)
Shares sold after formation
   of Holding Company                                                              9                              9
Comprehensive income:
   Net income                                          1,139
   Net change in unrealized
     holding gain on available-
     for-sale securities, net of tax
     effect                                                                                  130
       Comprehensive income                                                                                   1,269
Dividends declared ($.58 per share)                                 (479)                                      (479)
                                         -------     -------     -------     -------     -------            -------
Balance, December 31, 1998                             5,879       3,284        (100)        245              9,308
Comprehensive income:
   Net income                                            724
   Net change in unrealized
     holding gain on available-
     for-sale securities, net of tax
     effect                                                                                 (925)
       Comprehensive loss                                                                                      (201)
Dividends declared ($.60 per share)                                 (476)                                      (476)
Purchases of treasury stock                                                     (209)                          (209)
Retirement of treasury stock                            (248)                    248
                                         -------     -------     -------     -------     -------            -------
Balance, December 31, 1999               $           $ 5,631     $ 3,532     $   (61)    $  (680)           $ 8,422
                                         =======     =======     =======     =======     =======            =======

                           GBT BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (In thousands, except per share data)

                  Years Ended December 31, 1999, 1998 and 1997
                                   (continued)


Reclassification disclosure for the years ended December 31:

                                                                                          1999                1998
                                                                                        ---------           -------
Net unrealized gains (losses) on available-for-sale securities                            $(1,507)             $224
Reclassification adjustment for realized gains in net income                                  (61)               (4)
                                                                                        ---------           -------
   Other comprehensive income (loss) before income tax effect                              (1,568)              220
Income tax (expense) benefit                                                                  643               (90)
                                                                                        ---------            ------
     Other comprehensive income (loss), net of tax                                       $   (925)             $130
                                                                                         ========              ====



Accumulated other comprehensive income (loss) as of December 31, 1999, 1998 and 1997 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           GBT BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                  Years Ended December 31, 1999, 1998 and 1997

                                                                       1999         1998         1997
                                                                     --------     --------     --------
Cash flows from operating activities:
   Net income                                                        $    724     $  1,139     $  1,202
   Adjustments to reconcile net income to net cash provided
     by operating activities:
       Gains on sales and calls of available-for-sale securities          (66)          (4)         (72)
       Writedown of other equity security                                  10                         2
       Amortization, net of accretion of securities                        49           50           75
       Change in unearned income                                           (5)         (19)          (7)
       Depreciation and amortization                                      545          376          358
       (Increase) decrease in other assets                                 78          (14)          31
       (Increase) decrease in prepaid expenses                            (55)          19         (141)
       (Increase) decrease in interest receivable                         (28)          18           20
       Increase (decrease) in other liabilities                           (66)          55         (136)
       Increase (decrease) in accrued expenses                             35          (72)          49
       Increase (decrease) in interest payable                             59           49          (20)
       Deferred tax expense (benefit)                                      36           40          (22)
       Decrease in taxes payable                                          (41)         (70)         (10)
                                                                     --------     --------     --------

   Net cash provided by operating activities                            1,275        1,567        1,329
                                                                     --------     --------     --------

Cash flows from investing activities:
   Purchases of available-for-sale securities                         (14,001)     (12,150)      (9,189)
   Proceeds from sales of available-for-sale securities                 7,033        2,264       12,515
   Proceeds from maturities of available-for-sale securities            4,870        9,075        3,245
   Proceeds from redemption of Federal Home Loan Bank stock                                         114
   Purchase of Federal Home Loan Bank stock                                                        (758)
   Net increase in loans                                              (16,017)      (2,846)      (8,881)
   Recoveries of loans previously charged off                             201           89          226
   Capital expenditures                                                  (566)      (1,007)        (264)
   Proceeds from sales of other real estate owned                          66          150
                                                                     --------     --------     --------

   Net cash used in investing activities                              (18,414)      (4,425)      (2,992)
                                                                     --------     --------     --------

Cash flows from financing activities:
   Net increase (decrease) in demand deposits, NOW and
     savings accounts                                                   7,681       (2,654)       2,369
   Net increase (decrease) in time deposits                             3,033        1,159         (100)
   Proceeds from Federal Home Loan Bank advances                        7,000       20,865       11,000
   Principal payments on advances from Federal Home Loan Bank          (7,000)     (11,750)     (11,000)
   Net decrease in securities sold under agreements to repurchase                                  (203)
   Dividends paid                                                        (476)        (479)        (463)
   Net increase in treasury stock                                        (209)         (77)         (69)
                                                                     --------     --------     --------

   Net cash provided by financing activities                           10,029        7,064        1,534
                                                                     --------     --------     --------

                           GBT BANCORP AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                  Years Ended December 31, 1999, 1998 and 1997
                                   (continued)

                                                           1999         1998        1997
                                                        --------     --------    --------
Net increase (decrease) in cash and cash equivalents      (7,110)       4,206        (129)
Cash and cash equivalents at beginning of year            16,651       12,445      12,574
                                                        --------     --------    --------
Cash and cash equivalents at end of year                $  9,541     $ 16,651    $ 12,445
                                                        ========     ========    ========

Supplemental disclosures:
   Interest paid                                        $  3,843     $  3,514    $  3,691
   Income taxes paid                                         570          857         892
   Loans transferred to other real estate owned               66

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                           GBT BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 1999, 1998 and 1997

NOTE 1 - NATURE OF OPERATIONS

GBT Bancorp (Company) is a Massachusetts corporation that was organized on March 24, 1998 to become the holding company for Gloucester Bank & Trust Company
(Bank). The authorized capital stock of the Company consists of 4,000,000 shares of common stock with no par value. The authorized capital stock of the Bank was 1,000,000 shares of common stock with a par value of $5.00 per share.

On August 3, 1998, the Company acquired all of the outstanding common stock of the Bank and stockholders of the Bank became stockholders of the Company. Stockholders of the Bank received seven shares of the common stock of the Company for each share of the common stock of the Bank held.

The Company's primary activity is to act as the holding company for the Bank. The Bank is a state chartered bank which was incorporated in 1987 and is headquartered in Gloucester, Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its Subsidiary conform to generally accepted accounting principles and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

         PERVASIVENESS OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

         BASIS OF PRESENTATION:

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in the consolidation.

         CASH AND CASH EQUIVALENTS:

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits, Federal Home Loan Bank overnight account and federal funds sold.

         SECURITIES:

         Investments in debt securities are adjusted for amortization of premiums and accretion of discounts. Gains or losses on sales of investment securities are computed on a specific identification basis.

         The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

               -- Held-to-maturity securities are measured at amortized cost in the balance sheet. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

               -- Available-for-sale securities are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

               -- Trading securities are carried at fair value on the balance sheet. Unrealized holding gains and losses for trading securities are included in earnings.

         LOANS:

         Loan receivables that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances reduced by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

         Interest on loans is recognized on a simple interest basis.

         Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

         Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

         ALLOWANCE FOR LOAN LOSSES:

         The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators.

         The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company measures impaired loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

         The Company considers for impairment all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Company considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

         Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Company reviews its loans for impairment on a loan-by-loan basis. The Company does not apply impairment to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Company may place a loan on nonaccrual status but not classify it as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is an individually insignificant residential mortgage loan or consumer loan. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Company's loans that have been identified as impaired have been measured by the fair value of existing collateral.

         PREMISES AND EQUIPMENT:

         Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Generally, depreciation and amortization on the building is computed on a straight line basis, equipment is depreciated or amortized using an accelerated method; and depreciation and amortization expense is charged against operations over the estimated useful lives of the related assets.

         OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

         Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets are included in other expense.

         In accordance with Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

         INCOME TAXES:

         The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

         FAIR VALUES OF FINANCIAL INSTRUMENTS:

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

         Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

         Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

         Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

         Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         Federal Home Loan Bank Borrowings: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

         Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portions of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

         EARNINGS PER SHARE:

         Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings per Share" is effective for periods ending after December 15, 1997. SFAS No. 128 simplifies the standards of computing earnings per share (EPS) previously found in APB Opinion No. 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

         Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

         The Company has computed and presented EPS for the years ended December 31, 1999, 1998 and 1997 in accordance with SFAS No. 128. EPS as so computed does not differ from EPS that would have resulted if APB Opinion No. 15 had been applied. The Company has not presented diluted EPS for 1999, 1998 and 1997 because there were no dilutive potential common shares outstanding.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Investments in available-for-sale securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows as of December 31:

                                                                                   Gross         Gross
                                                                  Amortized      Unrealized    Unrealized
                                                                    Cost          Holding       Holding       Fair
                                                                   Basis          Gains         Losses        Value
                                                                  --------       ---------     --------      -------
                                                                                  (In thousands)
     December 31, 1999:
       Debt securities issued by the U.S. Treasury and other
         U.S. government corporations and agencies                 $11,018       $     4       $   358       $10,664
       Debt securities issued by states of the United States
         and political subdivisions of the states                    1,227                         109         1,118
       Corporate debt securities                                     5,025             1            92         4,934
       Mortgage-backed securities                                    7,294             9           175         7,128
       Marketable equity securities                                  1,998                         431         1,567
                                                                   -------       -------       -------       -------
                                                                   $26,562       $    14       $ 1,165       $25,411
                                                                   =======       =======       =======       =======

     December 31, 1998:
       Debt securities issued by the U.S. Treasury and other
         U.S. government corporations and agencies                 $ 5,972       $   119       $             $ 6,091
       Debt securities issued by states of the United States
         and political subdivisions of the states                    1,227             2             5         1,224
       Corporate debt securities                                     4,474           105             1         4,578
       Mortgage-backed securities                                    8,808            99            13         8,894
       Marketable equity securities                                  3,966           111                       4,077
                                                                   -------       -------       -------       -------
                                                                   $24,447       $   436       $    19       $24,864
                                                                   =======       =======       =======       =======

The scheduled maturities of available-for-sale securities (other than marketable equity securities) were as follows as of December 31, 1999:

                                                                 Amortized
                                                                    Cost           Fair
                                                                    Basis         Value
                                                                 ---------      --------
                                                                    (In thousands)
     Debt securities other than mortgage-backed securities:
        Due after one year through five years                     $ 8,063       $ 7,947
        Due after five years through ten years                      8,473         8,108
        Due after ten years                                           734           661
     Mortgage-backed securities                                     7,294         7,128
                                                                  -------       -------
                                                                  $24,564       $23,844
                                                                  =======       =======

During 1999, proceeds from sales of available-for-sale securities amounted to $7,033,420. Gross realized gains and gross realized losses on those sales amounted to $72,684 and $12,241, respectively. During 1998, proceeds from sales of available-for-sale securities amounted to $2,264,354. Gross realized gains and gross realized losses on those sales amounted to $6,423 and $3,836, respectively. During 1997, proceeds from sales of available-for-sale securities amounted to $12,515,201. Gross realized gains and gross realized losses on those sales amounted to $96,321 and $24,324, respectively. Writedowns of other equity securities amounted to $10,000 and $2,378 for 1999 and 1997, respectively. There were no writedowns of other equity securities in 1998.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 1999.

Securities with carrying amounts of $6,848,858 and $5,079,594 were pledged to secure treasury tax and loan and public funds on deposit as of December 31, 1999 and 1998, respectively.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

                                                            1999            1998
                                                        --------        --------
                                                            (In thousands)
Commercial financial and agricultural                   $  9,586        $  8,831
Real estate - construction and land development            6,680           5,602
Real estate - residential                                 29,005          28,651
Real estate - commercial                                  39,789          26,772
Consumer                                                   5,586           5,052
                                                        --------        --------
                                                          90,646          74,908
Allowance for loan losses                                 (1,790)         (1,802)
Unearned income                                               (9)            (14)
                                                        --------        --------
           Net loans                                    $ 88,847        $ 73,092
                                                        ========        ========

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 1999. Total loans to such persons and their companies amounted to $1,392,656 as of December 31, 1999. During the year ended December 31, 1999, $255,497 of advances were made and repayments totaled $368,122.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                   1999          1998           1997
                                                 --------       --------       --------
                                                             (In thousands)
Balance at beginning of period                   $ 1,802        $ 1,793        $ 1,770
Loans charged off                                   (213)           (80)          (203)
Recoveries of loans previously charged off           201             89            226
                                                 -------        -------        -------
Balance at end of period                         $ 1,790        $ 1,802        $ 1,793
                                                 =======        =======        =======

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

                                                                              1999                       1998
                                                                    ------------------------   ------------------------
                                                                      Recorded     Related      Recorded       Related
                                                                     Investment   Allowance     Investment    Allowance
                                                                    In Impaired   For Credit   In Impaired   For Credit
                                                                       Loans       Losses         Loans        Losses
                                                                    -----------   ----------   -----------   ----------
                                                                                   (In thousands)
Loans for which there is a related allowance for credit losses          $ 72         $ 42         $568         $173
Loans for which there is no related allowance for credit losses          135                        67
                                                                        ----         ----         ----         ----
           Totals                                                       $207         $ 42         $635         $173
                                                                        ====         ====         ====         ====
Average recorded investment in impaired loans during the
   year ended December 31                                               $494                     $877
                                                                        ====                     ====
Related amount of interest income recognized during the
   time, in the year ended December 31, that the
   loans were impaired

           Total recognized                                             $ 29                     $ 36
                                                                        ====                     ====
           Total recognized using cash-basis                            $  7                     $  7
                                                                        ====                     ====

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

                                                    1999              1998
                                                 --------          --------
                                                       (In thousands)
Land                                              $   263          $   263
Building and leasehold improvements                 2,740            2,627
Furniture and equipment                             4,233            3,780
                                                  -------          -------
                                                    7,236            6,670
Accumulated depreciation and amortization          (4,025)          (3,480)
                                                  -------          -------
                                                  $ 3,211          $ 3,190
                                                  =======          =======

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 1999 and 1998 was approximately $8,782,000 and $8,362,000, respectively.

For time deposits as of December 31, 1999, the scheduled maturities for the following years ended December 31, are:

                                           (In thousands)
             2000                              $26,310
             2001                                5,687
             2002                                3,218
             2003 and 2004                         297
                                               -------
                                               $35,512
                                               =======

NOTE 7 - FEDERAL HOME LOAN BANK BORROWINGS

As of December 31, 1999 borrowings outstanding consisted of advances from the Federal Home Loan Bank of Boston (FHLB). The amount of maturities for years ended December 31, are:

                                   Interest Rate Range       (In thousands)
                                   -------------------       --------------
          2000                       5.15% - 6.38%              $10,000
          2001                       3.78%                           33
          2003                       3.03% - 4.99%                5,044
          After 2005                 3.23% - 4.66%                3,525
                                                                -------
                                                                $18,602
                                                                =======

As of December 31, 1999, $5,000,000 of advances from the FHLB were redeemable at par at the option of the FHLB on September 28, 2001.

As of December 31, 1999 $3,000,000 of advances from the FHLB were redeemable at par at the option of the FHLB on October 15, 2001 and on the 15th day (or on the subsequent business day if such date is not a business day) of each quarter thereafter.

Advances are secured by the Company's stock in that institution, its residential real estate mortgage portfolio and the remaining U.S. government and agencies obligations not otherwise pledged.

NOTE 8 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

                                       1999         1998           1997
                                       ----         ----           ----
                                               (In thousands)
Current:
   Federal                            $ 321         $ 576          $ 639
   State                                208           211            243
                                      -----         -----          -----
                                        529           787            882
                                      -----         -----          -----
Deferred:
   Federal                               27            24            (34)
   State                                  9            16             12
                                      -----         -----          -----
                                         36            40            (22)
                                      -----         -----          -----

     Total income tax expense         $ 565         $ 827          $ 860
                                      =====         =====          =====


The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

                                                   1999           1998          1997
                                                  % of            % of          % of
                                                 Income          Income         Income
                                                 ------          ------         ------
Federal income tax at statutory rate               34.0%          34.0%          34.0%
Increase (decrease) in tax resulting from:
    Tax exempt income                              (1.4)                          (.4)
    Other, net                                      (.3)           (.3)           (.8)
    Unallowable expenses                             .4             .7             .7
State tax, net of federal tax benefit              11.1            7.6            8.2
                                                   ----           ----           ----
       Effective tax rates                         43.8%          42.0%          41.7%
                                                   ====           ====           ====

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

                                                                          1999            1998
                                                                        --------         -------
                                                                             (In thousands)
Deferred tax assets:
   Interest on non-performing loans                                     $    15          $    10
   Allowance for loan losses                                                519              519
   Loan origination fees                                                                       6
   Depreciation                                                                               15
   Net unrealized holding loss on available-for-sale securities             471
                                                                        -------          -------
         Gross deferred tax assets                                        1,005              550
                                                                        -------          -------

Deferred tax liabilities:
   Net unrealized holding gain on available-for-sale securities                             (172)
   Depreciation                                                             (18)
   Loan origination fees                                                     (2)
                                                                        -------          -------
         Gross deferred tax liabilities                                     (20)            (172)
                                                                        -------          -------
Net deferred tax assets                                                 $   985          $   378
                                                                        =======          =======

Deferred tax assets as of December 31, 1999 and 1998 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 1999, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 9 - EMPLOYEE BENEFITS

The Bank has a multiemployer defined benefit pension plan. The plan covers employees who have one year of service and have attained the age of 21. The Bank contributed to the plan and charged to expense $105,694, $87,868 and $122,873 in the years ended December 31, 1999, 1998 and 1997, respectively.

The Company's policy is to make contributions to its pension plan within the maximum deductible limits of section 404 of the IRS Code in accordance with ERISA funding standards.

The Company has a defined contribution "401(k)" plan for the benefit of its employees. The plan covers substantially all of the Company's employees who meet certain eligibility requirements. Employees make contributions to the plan at their option. The Company may make matching contributions to the plan. The Company contributed $28,290 to the plan in 1999, $24,389 in 1998 and $25,157 in 1997.

NOTE 10 - OPERATING LEASES

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1999:

                                                  (In thousands)
              2000                                    $  79
              2001                                       55
              2002                                       46
              2003                                       37
              2004                                       25
              Thereafter                                113
                                                      -----
                  Total minimum lease payments         $355
                                                      =====

A lease for the Company's operations center contains provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense under operating leases amounted $85,318 for 1999, $65,265 for 1998 and $52,244 for 1997.

NOTE 11 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

                                                                       1999                          1998
                                                           ----------------------------   --------------------------
                                                             Carrying        Fair          Carrying         Fair
                                                             Amount          Value         Amount           Value
                                                             --------     ---------        --------        --------
                                                                                (In thousands)
Financial assets:
   Cash and cash equivalents                               $    9,541     $    9,541        $16,651         $16,651
   Available-for-sale securities                               25,411         25,411         24,864          24,864
   Federal Home Loan Bank stock                                 1,787          1,787          1,787           1,787
   Other equity securities                                         50             50             60              60
   Loans                                                       88,847         88,180         73,092          73,860
   Accrued interest receivable                                    617            617            589             589

Financial liabilities:
   Deposits                                                   103,536        103,788         92,822          93,033
   Federal Home Loan Bank borrowings                           18,602         18,197         18,602          18,353

The carrying amounts of financial instruments shown in the above table are included in the balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

Notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

                                                             1999              1998
                                                           --------          --------
                                                                 (In thousands)
Commitments to originate loans                              $ 3,150           $ 3,120
Standby letters of credit                                        67               234
Unadvanced portions of construction loans                     6,158             4,545
Unadvanced portions of home equity loans                      1,060               941
Unadvanced portions of lines of credit                        4,460             3,515
Unadvanced portions of consumer loans                         1,845               826
Unadvanced portions of check loans                              183               178
                                                            -------           -------
                                                            $16,923           $13,359
                                                            =======           =======

There is no material difference between the notional amounts and the estimated fair values of the above off-balance sheet liabilities.

The Company has no derivative financial instruments subject to the provisions of SFAS No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 13 - REGULATORY MATTERS

The Company and its subsidiary, the Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                         To Be Well
                                                                                                      Capitalized Under
                                                                              For Capital              Prompt Corrective
                                                        Actual             Adequacy Purposes:          Action Provisions:
                                                  -----------------      ----------------------       --------------------
                                                  Amount      Ratio      Amount           Ratio       Amount         Ratio
                                                  ------      -----      ------           -----       ------         -----
                                                                   (Dollar amounts in thousands)
As of December 31, 1999:
     Total Capital (to Risk Weighted Assets)
         Consolidated                              $10,302    10.80%       $7,632      > or = 8.0%          N/A
         Gloucester Bank & Trust Company            10,199    10.69         7,631      > or = 8.0         $9,539   > or = 10.0%

     Tier 1 Capital (to Risk Weighted Assets)
         Consolidated                                9,102     9.54         3,816      > or = 4.0            N/A
         Gloucester Bank & Trust Company             8,999     9.43         3,816      > or = 4.0          5,723    > or = 6.0

     Tier 1 Capital (to Average Assets)
         Consolidated                                9,102     7.03         5,181      > or = 4.0            N/A
         Gloucester Bank & Trust Company             8,999     6.95         5,180      > or = 4.0          6,476    > or = 5.0

As of December 31, 1998:
     Total Capital (to Risk Weighted Assets)
         Consolidated                               10,054    12.81         6,280      > or = 8.0            N/A
         Gloucester Bank & Trust Company             9,708    12.37         6,280      > or = 8.0          7,849   > or = 10.0

     Tier 1 Capital (to Risk Weighted Assets)
         Consolidated                                9,063    11.55         3,172      > or = 4.0            N/A
         Gloucester Bank & Trust Company             8,717    11.11         3,172      > or = 4.0          4,758    > or = 6.0

     Tier 1 Capital (to Average Assets)
         Consolidated                                9,063     8.37         4,332      > or = 4.0            N/A
         Gloucester Bank & Trust Company             8,717     8.05         4,332      > or = 4.0          5,415    > or = 5.0

NOTE 14 - AGREEMENT AND PLAN OF MERGER

On January 26, 2000 the Company signed an Agreement and Plan of Merger (the "Agreement") with Andover Bancorp, Inc. In accordance with the terms of the Agreement, the Company will merge with and into Andover Bancorp, Inc. Upon consummation of the merger, the separate corporate existence of the Company will terminate. Each share of the Company's stock will be converted into and exchangeable for the right to receive cash or consideration in the form of common stock of Andover Bancorp, Inc. The Agreement is subject to the approval of the Company's stockholders and bank regulators.

NOTE 15 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

                                                                         Annex A




                          AGREEMENT AND PLAN OF MERGER

                                 By and Between

                              ANDOVER BANCORP, INC.

                                       and

                                   GBT BANCORP

                          Dated as of January 26, 2000

                                TABLE OF CONTENTS

                                                                                                                     Page
ARTICLE I           THE MERGER.................................................................................         1
         SECTION 1.01.     THE MERGER..........................................................................         1
         SECTION 1.02.     EFFECTIVE TIME......................................................................         1
         SECTION 1.03.     EFFECT OF THE MERGER................................................................         2
         SECTION 1.04.     CERTIFICATE OF INCORPORATION........................................................         2
         SECTION 1.05.     BY-LAWS.............................................................................         2
         SECTION 1.06.     DIRECTORS AND OFFICERS..............................................................         2
         SECTION 1.07.     TAX CONSEQUENCES....................................................................         2
         SECTION 1.08.     GLOUCESTER BANK AND TRUST COMPANY...................................................         2

ARTICLE II          CONVERSION OF SECURITIES...................................................................         3
         SECTION 2.01.     CONVERSION OF SECURITIES............................................................         3
         SECTION 2.02.     ELECTION AND EXCHANGE PROCEDURES....................................................         4
         SECTION 2.03.     RETURN OF EXCHANGE FUND.............................................................         7
         SECTION 2.04.     LOST OR STOLEN CERTIFICATES.........................................................         7
         SECTION 2.05.     DISSENTING SHARES...................................................................         8
         SECTION 2.06.     TERMINATION, NOTICE AND CURE........................................................         8

ARTICLE III         REPRESENTATIONS AND WARRANTIES OF THE SELLER...............................................         9
         SECTION 3.01.     ORGANIZATION AND QUALIFICATION; SUBSIDIARIES........................................         9
         SECTION 3.02.     ARTICLES OF ORGANIZATION; BY-LAWS; CORPORATE RECORDS................................        10
         SECTION 3.03.     CAPITALIZATION......................................................................        10
         SECTION 3.04.     AUTHORITY...........................................................................        11
         SECTION 3.05.     NO CONFLICT.........................................................................        11
         SECTION 3.06.     CONSENTS AND APPROVALS..............................................................        12
         SECTION 3.07.     COMPLIANCE..........................................................................        12
         SECTION 3.08.     REPORTS.............................................................................        13
         SECTION 3.09.     FINANCIAL STATEMENTS................................................................        13
         SECTION 3.10.     ABSENCE OF CERTAIN CHANGES OR EVENTS................................................        14
         SECTION 3.11.     ABSENCE OF LITIGATION...............................................................        15
         SECTION 3.12.     EMPLOYEE BENEFIT PROGRAMS...........................................................        16
         SECTION 3.13.     LABOR MATTERS.......................................................................        19
         SECTION 3.14.     PROPERTY AND LEASES.................................................................        19
         SECTION 3.15.     TAXES AND TAX RETURNS...............................................................        20
         SECTION 3.16.     CERTAIN CONTRACTS...................................................................        22
         SECTION 3.17.     LOAN PORTFOLIO......................................................................        23
         SECTION 3.18.     INVESTMENT SECURITIES...............................................................        24
         SECTION 3.19.     DERIVATIVE TRANSACTIONS.............................................................        24


                                       (i)

                                                                                                                     Page
                                                                                                                     ----
         SECTION 3.20.     INSURANCE...........................................................................        25
         SECTION 3.21.     ENVIRONMENTAL MATTERS...............................................................        25
         SECTION 3.22.     INTELLECTUAL PROPERTY...............................................................        27
         SECTION 3.23.     FIDUCIARY ACCOUNTS..................................................................        27
         SECTION 3.24.     AGREEMENTS WITH BANK REGULATORS.....................................................        27
         SECTION 3.25.     MATERIAL INTERESTS OF CERTAIN PERSONS...............................................        27
         SECTION 3.26.     BROKERS' FEES; OPINIONS.............................................................        28
         SECTION 3.27.     PROXY STATEMENT.....................................................................        28
         SECTION 3.28.     SELLER INFORMATION..................................................................        28
         SECTION 3.29.     STATE TAKEOVER LAWS.................................................................        28
         SECTION 3.30.     DISCLOSURE..........................................................................        28

ARTICLE IV          REPRESENTATIONS AND WARRANTIES OF THE BUYER................................................        29
         SECTION 4.01.     CORPORATE ORGANIZATION..............................................................        29
         SECTION 4.02.     CAPITALIZATION......................................................................        30
         SECTION 4.03.     AUTHORITY...........................................................................        30
         SECTION 4.04.     NO CONFLICT.........................................................................        30
         SECTION 4.05.     CONSENTS AND APPROVALS..............................................................        31
         SECTION 4.06.     COMPLIANCE..........................................................................        31
         SECTION 4.07.     FINANCIAL STATEMENTS................................................................        32
         SECTION 4.08.     ABSENCE OF CERTAIN CHANGES OR EVENTS................................................        32
         SECTION 4.09.     ABSENCE OF LITIGATION...............................................................        32
         SECTION 4.10.     AGREEMENTS WITH BANK REGULATORS.....................................................        33
         SECTION 4.11.     BUYER INFORMATION.  ................................................................        33
         SECTION 4.12.     CAPITAL, FINANCING..................................................................        33
         SECTION 4.13.     SEC REPORTS.........................................................................        34

ARTICLE V           CONDUCT OF BUSINESS PENDING THE MERGER.....................................................        34
         SECTION 5.01.     COVENANTS OF THE SELLER.............................................................        34
         SECTION 5.02.     SYSTEM CONVERSIONS..................................................................        38
         SECTION 5.03.     CERTAIN CHANGES AND ADJUSTMENTS.....................................................        38
         SECTION 5.04.     ALCO MANAGEMENT.....................................................................        38
         SECTION 5.05.     COVENANT OF THE BUYER...............................................................        39

ARTICLE VI          ADDITIONAL AGREEMENTS......................................................................        39
         SECTION 6.01.     REGULATORY MATTERS..................................................................        39
         SECTION 6.02.     ACCESS TO INFORMATION...............................................................        40
         SECTION 6.03.     STOCKHOLDER MEETING.................................................................        42
         SECTION 6.04.     LEGAL CONDITIONS TO MERGER..........................................................        42
         SECTION 6.05.     RESTRICTIONS ON RESALE..............................................................        43


                                      (ii)

                                                                                                                     Page
                                                                                                                     ----
         SECTION 6.06.     NASDAQ LISTING......................................................................        43
         SECTION 6.07.     NO SOLICITATION.....................................................................        43
         SECTION 6.08.     EMPLOYEE BENEFIT MATTERS............................................................        44
         SECTION 6.09.     DIRECTORS' AND OFFICERS' INSURANCE..................................................        45
         SECTION 6.10.     FINANCIAL AND OTHER STATEMENTS......................................................        45
         SECTION 6.11.     FURTHER ACTION......................................................................        46
         SECTION 6.12.     PUBLIC ANNOUNCEMENTS................................................................        46
         SECTION 6.13.     ADDITIONAL AGREEMENTS...............................................................        46
         SECTION 6.14.     UPDATE OF DISCLOSURE SCHEDULES......................................................        46
         SECTION 6.15.     CURRENT INFORMATION.................................................................        47
         SECTION 6.16.     DIRECTORS OF SELLER'S BANK..........................................................        48
         SECTION 6.17.     TERMINATION OF EMPLOYMENT AGREEMENT.................................................        48
         SECTION 6.18.     TERMINATION OF SPECIAL TERMINATION AGREEMENT........................................        48
         SECTION 6.19.     EMPLOYMENT AGREEMENTS...............................................................        48
         SECTION 6.20.     VOTING AGREEMENTS...................................................................        48

ARTICLE VII         CONDITIONS TO THE MERGER...................................................................        48
         SECTION 7.01.     CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER.........................        48
         SECTION 7.02.     CONDITIONS TO OBLIGATIONS OF THE BUYER..............................................        49
         SECTION 7.03.     CONDITIONS TO OBLIGATIONS OF THE SELLER.............................................        51

ARTICLE VIII        TERMINATION, AMENDMENT AND WAIVER..........................................................        52
         SECTION 8.01.     TERMINATION.........................................................................        52
         SECTION 8.02.     EFFECT OF TERMINATION; EXPENSES.....................................................        53
         SECTION 8.03.     AMENDMENT...........................................................................        55
         SECTION 8.04.     WAIVER..............................................................................        55

ARTICLE IX          GENERAL PROVISIONS.........................................................................        56
         SECTION 9.01.     CLOSING.............................................................................        56
         SECTION 9.02.     ALTERNATIVE STRUCTURE...............................................................        56
         SECTION 9.03.     NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS..........................        56
         SECTION 9.04.     NOTICES.............................................................................        56
         SECTION 9.05.     CERTAIN DEFINITIONS.................................................................        57
         SECTION 9.06.     SEVERABILITY........................................................................        58
         SECTION 9.07.     ENTIRE AGREEMENT....................................................................        59
         SECTION 9.08.     ASSIGNMENT..........................................................................        59
         SECTION 9.09.     PARTIES IN INTEREST.................................................................        59
         SECTION 9.10.     SPECIFIC PERFORMANCE................................................................        59


                                      (iii)

                                                                                                                     Page
                                                                                                                     ----
         SECTION 9.11.     GOVERNING LAW.......................................................................        59
         SECTION 9.12.     HEADINGS............................................................................        59
         SECTION 9.13.     INTERPRETATION......................................................................        59
         SECTION 9.14.     COUNTERPARTS........................................................................        60




                                      (iv)

                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER, dated as of January 26, 2000 (this "Agreement"), by and between ANDOVER BANCORP, INC., a Delaware corporation (the "Buyer") and GBT BANCORP, a Massachusetts corporation (the "Seller").

         WHEREAS, the Boards of Directors of the Buyer and the Seller have each determined that it is in the best interests of their respective companies and their stockholders for the Seller to merge with and into the Buyer (the "Merger"), subject to the terms and conditions set forth herein;

         WHEREAS, as a condition and inducement to the Buyer to enter into, and after the execution of, this Agreement, the Buyer and the Seller are entering into the Stock Option Agreement (the "Stock Option Agreement"), attached hereto as Exhibit I, pursuant to which the Seller has granted an option (the "Stock Option") to purchase shares of its common stock, no par value (the "Seller Common Stock") to the Buyer; and

         WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Buyer and Seller agree as follows:

                                    ARTICLE I

                                   THE MERGER

         SECTION 1.01. THE MERGER. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL") and the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time (as defined in Section 1.02 hereof), the Seller shall merge with and into the Buyer. Buyer shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall continue to be Andover Bancorp, Inc. Upon consummation of the Merger, the separate corporate existence of the Seller shall terminate.

         SECTION 1.02. EFFECTIVE TIME. As promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, the Buyer and the Seller shall duly execute and file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware (the "Delaware Secretary"), in accordance with the DGCL, and articles of merger (the "Articles of Merger") with the Secretary of State of the Commonwealth of Massachusetts (the "Massachusetts Secretary"), in accordance with the MBCL. The Merger shall become effective on the date (the

"Effective Date") and at such time (the "Effective Time") as set forth in the Certificate of Merger and the Articles of Merger.

         SECTION 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided herein and in the applicable provisions of the DGCL and the MBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Buyer and the Seller shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Buyer and the Seller shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

         SECTION 1.04. CERTIFICATE OF INCORPORATION. Unless otherwise determined by the Buyer prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of the Buyer as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided by law and such Certificate of Incorporation.

         SECTION 1.05. BY-LAWS. Unless otherwise determined by the Buyer prior to the Effective Time, the By-Laws of the Buyer, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

         SECTION 1.06. DIRECTORS AND OFFICERS. The directors of the Buyer immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Buyer immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

         SECTION 1.07. TAX CONSEQUENCES. It is intended by the parties that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code.

         SECTION 1.08. GLOUCESTER BANK AND TRUST COMPANY. The Buyer confirms that it is the Buyer's current intention to maintain Gloucester Bank and Trust Company in existence as a separate subsidiary for a period of at least two years following the Effective Time; provided, however, that in no event shall such current intention prevent the Buyer from taking any action in the reasonable best interests of the Buyer or in accordance with or based upon regulatory considerations, safe and sound banking practices, or the fiduciary duties of the Buyer's directors.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

         SECTION 2.01. CONVERSION OF SECURITIES.

                  (a) At the Effective Time, each share of the Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Seller Common Stock to be cancelled pursuant to Section 2.01(c) and any Dissenting Shares (as defined below)) shall be converted into and exchangeable for the right to receive either:

                  (i) cash in the amount of $20.50 (the "Per Share Cash Consideration"); or

                  (ii)     the Per Share Stock Consideration (as defined below).

provided, that, the aggregate amount of cash that shall be paid out as Merger Consideration (as defined below) shall be equal to $8,111,583.50. Accordingly, consideration pursuant to Section 2.01(a)(ii) shall be available to holders of Seller Common Stock only to the extent the consideration pursuant to Section 2.01(a)(i) is not sufficient to pay the entire consideration due under Section 2.01(a), it being understood that for purposes of calculating the total consideration for the Merger, Dissenting Shares will be deemed to have received the Per Share Cash Consideration.

         The "Per Share Stock Consideration" shall be the number of shares of Buyer Common Stock equivalent to $20.50 divided by the Signing Date Average Closing Price, provided, however, that if the Average Closing Price is equal to or less than 70% of the Signing Date Closing Price, the Seller shall have the right, waivable by it, to terminate this Agreement pursuant to Sections 2.06 and 8.01(h) hereof, unless the Buyer elects, at its option, to adopt as the Per Share Stock Consideration the "Adjusted Per Share Stock Consideration" which shall be the number of shares of Buyer Common Stock equivalent to $14.35 divided by the Average Closing Price. The "Signing Date Average Closing Price" shall be determined by averaging the closing sale prices per share of Buyer Common Stock on the Nasdaq National Market ("Nasdaq") (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source), for the 10 consecutive Nasdaq trading days ending on the date before the date of this Agreement (the closing sale price for each such day is referred to as the "Daily Closing Price"), discarding the two highest and two lowest Daily Closing Prices, and averaging the remaining Daily Closing Prices. The "Average Closing Price" shall be determined by averaging the closing sale prices per share of Buyer Common Stock on Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source), for the 10 consecutive Nasdaq trading days ending on and including the fifth trading day immediately preceding (but not including) the Effective Time, discarding the two highest and two lowest Daily Closing Prices, and averaging the remaining Daily Closing Prices. The "Merger Consideration" for each share of Seller Common Stock shall consist of the Per Share Cash Consideration and/or the Per Share Stock Consideration received for such share pursuant to the election and exchange procedures set forth in Section 2.02.

         (b) The Per Share Stock Consideration shall be subject to appropriate adjustments in the event that, subsequent to the date as of which the Buyer makes its representation as to capitalization but prior to the Effective Time, the outstanding Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, reclassification, stock dividend, stock split, or other like changes in Buyer's capitalization.

         (c) At the Effective Time, all shares of Seller Common Stock that are owned by the Seller as treasury stock and all shares of Seller Common Stock that are owned directly or indirectly by the Buyer or the Seller or any of their respective subsidiaries (other than shares of Seller Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (referred to herein as "Trust Account Shares") and other than any shares of Seller Common Stock held by Buyer or the Seller or any of their respective subsidiaries in respect of a debt previously contracted (referred to herein as "DPC Shares")) shall be canceled and shall cease to exist.

         (d) As a result of the Merger and without any action on the part of the holders thereof, all shares of Seller Common Stock shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate (a "Certificate" and, collectively, the "Certificates") representing any shares of Seller Common Stock (other than those shares of Seller Common Stock to be canceled pursuant to Section 2.01(c)) shall thereafter cease to have any rights with respect to such shares of Seller Common Stock, except the right to receive, without interest, the Merger Consideration upon the surrender of such Certificate.

         SECTION 2.02. ELECTION AND EXCHANGE PROCEDURES.

         (a) As of the Effective Time, (i) the Buyer shall deposit, or shall cause to be deposited, with an exchange agent selected by the Buyer on or prior to the Effective Time (the "Exchange Agent"), for the benefit of the holders of shares of Seller Common Stock, for exchange in accordance with this Section 2, a certificate representing the shares of Buyer Common Stock and cash which together constitute the consideration for the Merger (such certificates and cash, together with any dividends or distributions with respect to such shares of Buyer Common Stock shall hereinafter be referred to as the "Exchange Fund").

         (b) As soon as practicable after the Effective Time, and in no event later than three business days thereafter (which date shall be referred to as the "Mailing Date"), Buyer shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates at the Effective Time (1) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) containing instructions for use in effecting the surrender of the Certificates and (2) an election form (the "Election Form"). The Seller shall have the right to approve the form of both the letter of transmittal and the Election Form.

         (c) Each Election Form shall permit the holder (or in the case of nominee record holders, the beneficial owner through appropriate and customary documentation and instructions) to elect to receive Buyer Common Stock with respect to each share of such holder's Seller Common Stock ("Stock Election Shares"), to elect to receive cash with respect to each share of such holder's Seller Common Stock ("Cash Election Shares") or to indicate that such holder makes no election ("No Election Shares"). Any shares of Seller Common Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form on or before 5:00 p.m., on the 20th day following the Mailing Date (or such other time and date as the Buyer and the Seller may mutually agree) (the "Election Deadline") shall also be deemed to be "No Election Shares".

         Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates representing all shares of Seller Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline by written notice to the Exchange Agent, which notice must be received by the Exchange Agent at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Common Stock represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Buyer or the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Buyer or the Exchange Agent regarding such matters shall be binding and conclusive. Neither the Buyer nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

         If the aggregate number of Stock Election Shares does not equal the Stock Conversion Number (as defined below), within five business days after the Election Deadline, the Buyer shall cause the Exchange Agent to allocate among holders of Seller Common Stock the right to receive, with respect to each such share, Buyer Common Stock or cash in the Merger as follows:

                  (i) if the number of Stock Election Shares is less than the Stock Conversion Number, then

                           (A) all Stock Election Shares shall be converted into
                  the right to receive Buyer Common Stock,

                           (B) the Exchange Agent will select, on a pro rata
                  basis, first from among the holders of No-Election Shares and then (if necessary) from among the holders of Cash Election Shares, a sufficient number of such shares (collectively the "Stock Designee Shares") such that the number of Stock Designee Shares will, when added to the number of Stock Election Shares, equal as closely as practicable the Stock Conversion Number, and all Stock Designee Shares will be converted into the right to receive Buyer Common Stock, and

                           (C) any Cash Election Shares and any No-Election
                  Shares not so selected as Stock Designee Shares will be converted into the right to receive cash; or

                  (ii) if the aggregate number of Stock Election Shares is greater than the Stock Conversion Number, then

                           (A) all Cash Election Shares will be converted into
                  the right to receive cash,

                           (B) the Exchange Agent will select, on a pro rata
                  basis, first from among the holders of No-Election Shares and then (if necessary) from among the holders of Stock Election Shares, a sufficient number of such shares (collectively the "Cash Designee Shares") such that the number of Cash Designee Shares will, when added to the number of Cash Election Shares, equal as closely as practicable the Cash Conversion Number (as defined below), and all Cash Designee Shares will be converted into the right to receive cash, and

                           (C) any Stock Election Shares and any No-Election
                  Shares not so selected as Cash Designee Shares will be converted into the right to receive Buyer Common Stock.

         "Stock Conversion Number" means 395,687 and "Cash Conversion Number" means 395,687.

         Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with the Election Form, duly executed, the holder of such Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Buyer Common Stock to which such holder of Seller Common Stock shall have become entitled pursuant to the provisions of Articles I and II hereof, and/or (y) a check representing the amount of cash, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Articles I and II.

         (d) Notwithstanding any other provisions of this Agreement, dividends or other distributions on Buyer Common Stock with respect to any shares of Seller Common Stock represented by a Certificate that has not been surrendered for exchange shall be paid only as provided herein. Any such dividend or distribution amounts with a record date after the Effective Time and a payment date prior to the surrender of such Certificate shall be deposited (less the amount of any withholding taxes which may be required thereon) with the Exchange Agent on the applicable payment date, to be held by the Exchange Agent in a non-interest bearing account until the surrender of such Certificate. Following surrender of any such Certificate, the holder thereof shall be entitled to receive for the whole shares of Buyer Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Common Stock and not paid, less the amount of any withholding taxes which may be required thereon.

         (e) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Seller of the shares of Seller Common Stock which were outstanding immediately prior to the Effective Time and if, after the Effective Time, Certificates are presented for transfer, they shall be canceled against delivery of the Merger Consideration as hereinabove provided. Certificates surrendered for exchange by any person constituting an "affiliate" of the Seller for purposes of Rule 145, as such rule may be amended from time to time ("Rule 145"), of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until the Buyer has received an affiliate letter (the "Affiliate Letter") from such person as provided in Section 6.05.

         (f) No fractional shares of Buyer Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional shares of Buyer Common Stock pursuant to this Agreement, each holder of Seller Common Stock upon surrender of a Certificate for exchange shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the Per Share Merger Consideration by (ii) the fractional amount of the shares of Buyer Common Stock which such holder would otherwise be entitled to receive under this Article II.

         (g) The provisions of Sections 2.01 and 2.02 assume that there will be 791,374 shares of Seller Common Stock outstanding at the Effective Time. If there is any change in this number as of the Effective Time, the provisions of Sections 2.01 and 2.02, including the $8, 111,583.50 amount, the Per Share Cash Consideration, the Per Share Stock Consideration, the Stock Conversion Number and the Cash Conversion Number, will be appropriately adjusted.

         SECTION 2.03. RETURN OF EXCHANGE FUND. Any portion of the Exchange Fund that remains unclaimed by the former stockholders of the Seller six months after the Effective Time shall be delivered to the Buyer. Any former stockholders of the Seller who have not theretofore complied with this Article II shall thereafter look only to the Buyer for payment of any consideration payable as a result of the Merger pursuant to this Agreement, without any interest thereon. None of the Buyer, the Seller, the Exchange Agent or any other person shall be liable to any former holder of shares of Seller Common Stock for any shares of stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         SECTION 2.04. LOST OR STOLEN CERTIFICATES. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Buyer, the posting by such person of a bond in such reasonable amount as the Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Buyer will issue in exchange for such lost, stolen or destroyed Certificate the shares of Buyer

Common Stock and cash in lieu of fractional shares of Buyer Common Stock, if any, to which such person is entitled (and to the extent applicable, dividends and distributions payable pursuant to Section 2.02).

         SECTION 2.05. DISSENTING SHARES.

         (a) Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, shares of Seller Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders who have properly perfected their rights of appraisal within the meaning of Section 85 of the MBCL (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of MBCL Section 85 et seq. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, each share of Seller Common Stock held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the Merger Consideration in the manner provided in Section 2.02 hereof.

         (b) The Seller shall give the Buyer (i) prompt notice of any objections filed pursuant to MBCL Section 85 et seq. received by the Seller, withdrawals of such objections, and any other instruments served in connection with such objections pursuant to the Massachusetts General Laws and received by the Seller and (ii) the opportunity to direct all negotiations and proceedings with respect to objections under the Massachusetts General Laws consistent with the obligations of the Seller thereunder. The Seller shall not, except with the prior written consent of the Buyer, (x) make any payment with respect to any such objection, (y) offer to settle or settle any such objections or (z) waive any failure to timely deliver a written objection in accordance with the Massachusetts General Laws.

         SECTION 2.06. TERMINATION, NOTICE AND CURE. If the Average Closing Price is equal to or less than 70% of the Signing Date Closing Price, the Seller may elect by giving written notice to the Buyer prior to the third business day immediately preceding the Closing Date to terminate this Agreement pursuant to
Section 8.01(h). Within two business days thereafter, the Buyer may elect to increase the Per Share Stock Consideration to the Adjusted Per Share Stock
Consideration: In the event the Buyer makes such an election, this Agreement shall not terminate and the Per Share Stock Consideration shall be the Adjusted Per Share Stock Consideration. In the event the Buyer does not elect to increase the Per Share Stock Consideration, this Agreement shall terminate on the date established as the Closing Date with the consequences specified in Section 8.02(a) hereof.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

         The Seller hereby represents and warrants to the Buyer that except, with respect to any Section of this Article III, as specifically set forth in the corresponding section of the Disclosure Schedule previously delivered by the Seller to the Buyer (the "Seller Disclosure Schedule"):

         SECTION 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

         (a) The Seller is a corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and a bank holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the Bank Holding Company Act of 1956, as amended. Gloucester Bank and Trust Company is a state chartered trust company and wholly-owned subsidiary of the Seller (the "Seller's Bank") duly organized and validly existing under the laws of the Commonwealth of Massachusetts. The deposit accounts of the Seller's Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") to the fullest extent permitted by law and all premiums and assessments required in connection therewith have been paid by the Seller's Bank. Each subsidiary (as defined in Section 9.05(g) below) of the Seller (other than the Seller's Bank) (collectively, the "Subsidiaries") is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. The Seller, the Seller's Bank and the Subsidiaries each has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to have obtained such approval or to be so licensed or qualified and be in good standing would not, either individually or in the aggregate, have a Material Adverse Effect (as defined below).

         (b) A true and complete list of all the Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of the outstanding capital stock or other ownership interest by the Seller or the Seller's Bank of each Subsidiary, is set forth in Section 3.01 of the Seller Disclosure Schedule. Except as set forth in Section 3.01 of the Seller Disclosure Schedule, neither the Seller nor the Seller's Bank directly or indirectly owns five percent or more of the capital stock or other equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

         (c) When used in connection with the Seller, the Seller's Bank, or any of the Subsidiaries, the term "Material Adverse Effect" means any change or effect that is or would be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Seller, the Seller's Bank and the Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (x) changes in interest rates or general economic conditions affecting banks generally, (y) changes in federal or state banking or tax laws or regulations affecting banks generally or (z) changes in generally accepted or regulatory accounting principles applicable to banks or their holding companies generally; or (ii) the ability of the Seller, the Seller's Bank or the Subsidiaries to consummate the transactions contemplated hereby.

         SECTION 3.02. ARTICLES OF ORGANIZATION; BY-LAWS; CORPORATE RECORDS. The Seller has heretofore made available to the Buyer a complete and correct copy of the Articles of Organization and the By-Laws or equivalent organizational documents, each as amended to date, of the Seller, the Seller's Bank and each of the Subsidiaries. Such Articles of Organization, By-Laws and equivalent organizational documents are in full force and effect. None of the Seller, the Seller's Bank or any of the Subsidiaries is in violation of any provision of its Articles of Organization or equivalent organizational documents or of its By-Laws. The minute books of the Seller, the Seller's Bank and each of the Subsidiaries contain in all material respects true and correct records of all meetings held or true and complete records of all other corporate actions taken since January 1, 1997 of their respective stockholders and boards of directors (including committees of their respective boards of directors).

         SECTION 3.03. CAPITALIZATION.

         (a) The authorized capital stock of the Seller consists of 4,000,000 shares of Seller Common Stock. As of the date hereof, (i) 791,374 shares of Seller Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) 4,150 shares of Seller Common Stock are held in the treasury of the Seller,
(iii) no shares of Seller Common Stock are held by Seller's Bank or any of the Subsidiaries, and (iv) 157,483 shares of Seller Common Stock are reserved for future issuance pursuant to the Stock Option Agreement. Each issued and outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Each share of capital stock of each Subsidiary owned by the Seller or the Seller's Bank or any of the other Subsidiaries is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Seller's, the Seller's Bank's or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

         (b) The authorized capital stock of the Seller's Bank consists of 1,000,000 shares of common stock, par value $5 per share (the "Seller's Bank Common Stock") and 12,500 shares of Class B common stock, par value $0.25 per share (the "Class B Stock"). As of the date hereof, (i) 115,820 shares of Seller's Bank Common Stock are issued and outstanding, all of which are owned by the Seller free and clear of any encumbrance or lien (except for directors' qualifying shares, if any) and all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) no shares of the Seller's Bank Common Stock are held in the treasury of the Seller's

Bank or are held by any of the Subsidiaries, and (iii) no shares of Class B Stock are issued or outstanding.

         (c) Except for the Stock Option Agreement, there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Seller, the Seller's Bank or any of the Subsidiaries or obligating the Seller, the Seller's Bank or any of the Subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Seller, the Seller's Bank or any of the Subsidiaries. There are no outstanding contractual obligations of the Seller, the Seller's Bank or any of the Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Seller, the Seller's Bank or any of the Subsidiaries or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary. Seller does not have an employee stock option plan.

         SECTION 3.04. AUTHORITY.

         The Seller has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the Seller's stockholders, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by unanimous vote of the Board of Directors of the Seller (the "Seller Board"). The Seller Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Seller's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of the Seller's stockholders, no other corporate proceedings on the part of the Seller are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

         SECTION 3.05. NO CONFLICT. Neither the execution, delivery and performance of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby, nor compliance by the Seller with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Articles of Organization or By-Laws of the Seller or the articles of organization, by-laws or equivalent organizational documents of the Seller's Bank or any of the Subsidiaries, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Seller, the Seller's Bank or any of the Subsidiaries, or by which any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien, pledge, security interest, charge or other encumbrance on any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller, the Seller's Bank or any of the Subsidiaries is a party, or by which the Seller, the Seller's Bank or any of the Subsidiaries is bound or affected, except, in the case of clause (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, either individually or in the aggregate, have a Material Adverse Effect.

         SECTION 3.06. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Seller does not require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality, domestic or foreign, including, without limitation, any Bank Regulator (as defined below) (each a "Governmental Entity") or with any third party, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state takeover laws, and filing and recordation of appropriate merger documents as required by the laws of the Commonwealth of Massachusetts, (ii) for consents and approvals of or filings, registrations or negotiations with the FRB, the FDIC, the Massachusetts Board of Bank Incorporation (the "BBI"), and the Massachusetts Housing Partnership Fund, (iii) the filings required by this Agreement and (iv) where failure to obtain any such consent, approval, authorization or permit, or to make any such filing or notification, would not prevent or significantly delay consummation of the Merger or otherwise prevent the Seller from performing its obligations under this Agreement, or would not, either individually or in the aggregate, have a Material Adverse Effect. The Seller is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 7.01(c) should not be obtained.

         SECTION 3.07. COMPLIANCE. The Seller, the Seller's Bank and each of the Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in conflict with, or in default or violation of, (a) any statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies and guidelines of any Governmental Entity, applicable to the Seller, the Seller's Bank or any of the Subsidiaries or by which any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries is bound or affected or (b) any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller, the Seller's Bank or any of the Subsidiaries is a party or by which the Seller, the Seller's Bank or any of the Subsidiaries or any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries is bound or affected, except for any such non-compliance, conflicts, defaults or violations that would not, either individually or in the aggregate, have a Material Adverse Effect; and none of the Seller, the Seller's Bank or any of the Subsidiaries knows of, or has received notice of, any material violations of any of the above. Without limiting the generality of the foregoing, none of the Seller, the Seller's Bank or any of the Subsidiaries has been advised of the existence of any facts or circumstances which would cause the Seller's Bank to be deemed not to be in satisfactory compliance with the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder.

         SECTION 3.08. REPORTS.

         (a) The Seller is not required and at all times since the filing of its Registration Statement on Form S-4EF on March 25, 1998 (the "Seller's S-4EF") has not been required to file any forms, reports or documents with the Securities and Exchange Commission (the "SEC"). The Seller has heretofore delivered to the Buyer all communications mailed by the Seller to its stockholders since March 25, 1998 and such communications, including the Seller's S-4EF, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the FDIC or with the SEC.

         (b) The Seller, the Seller's Bank and each of the Subsidiaries has timely filed and made available to the Buyer true and complete copies of all forms, reports and documents required to be filed by each of them with all appropriate federal or state governmental or regulatory authorities charged with the supervision of banks or bank holding companies or engaged in the insurance of bank deposits, including without limitation, Banking Commissioner of the Commonwealth of Massachusetts (the "Massachusetts Commissioner"), the FRB, and the FDIC (collectively, the "Bank Regulators") since January 1, 1997, and have paid all fees and assessments due and payable in connection therewith. Such reports as of their respective date of filing complied in all material respects with the requirements of all laws, rules and regulations enforced or promulgated by such Bank Regulators. Except for normal periodic examinations conducted by the FDIC, the Massachusetts Commissioner or any other Bank Regulator in the regular course of the business of the Seller, the Seller's Bank and the Subsidiaries (the "Bank Examinations"), no Bank Regulator has initiated any proceeding or, to the best knowledge of the Seller, investigation into the business or operations of the Seller, the Seller's Bank or any of the Subsidiaries since December 31, 1996. Except as set forth on Section 3.08(b) of the Seller Disclosure Schedule, the Seller, the Seller's Bank and the Subsidiaries have not received any objection from any regulatory agency to any of their responses to any violation, criticism or exception by any Bank Regulator with respect to any report or statement relating to any examinations, which objection remains unresolved.

         SECTION 3.09. FINANCIAL STATEMENTS.

         (a) The Seller has previously made available to the Buyer, for copying, originals of (i) the consolidated financial statements of the Seller, the Seller's Bank and the Subsidiaries as of December 31 for the years 1996, 1997 and 1998 including related statements of income, changes in stockholders' equity, cash flows and the notes thereto, in each case accompanied by the audit report of Shatswell MacLeod & Company, independent public accountants for the Seller, and (ii) the unaudited consolidated financial statements of the Seller, the Seller's Bank and the Subsidiaries as of November 30, 1999 and November 30, 1998, and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the eleven month periods then ended. The December 31, 1998 consolidated balance sheet ("Seller Balance Sheet") of the Seller (including the related notes, where applicable) and each of the other financial statements referred to in this Section 3.09 (including the related notes, where applicable) fairly presents (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), and the financial statements referred to in Section 6.10 hereof each will fairly present, the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of the Seller, the Seller's Bank and the Subsidiaries for the respective periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) has been prepared, and the financial statements referred to in
Section 6.10 hereof will be prepared, in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto. Each of the financial statements referred to in this Section 3.09, including, in each case, the notes thereto, comply, and the financial statements referred to in Section 6.10 hereof will comply, with applicable accounting requirements and to the extent applicable thereto with the published rules and regulations of the FDIC. Without limiting the generality of the foregoing, (x) the allowance for possible loan losses included in the financial statements referred to in this Section 3.09 was, and the allowance for possible loan losses to be included in the financial statements referred to in Section 6.10 hereof will be, determined in accordance with GAAP. The books and records of the Seller, the Seller's Bank and the Subsidiaries are true and complete in all material respects and have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

         (b) The consolidated balance sheet of the Seller, the Seller's Bank and the Subsidiaries as of December 31, 1998 and as of November 30, 1999, including the notes thereto, each makes adequate provision for all material liabilities and obligations of every nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) of the Seller, the Seller's Bank and the Subsidiaries as of December 31, 1998 and as of November 30, 1999, respectively, and except as and to the extent set forth on such consolidated balance sheet, none of the Seller, the Seller's Bank or any of the Subsidiaries has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) which would be required to be reflected or disclosed on a balance sheet, or in the notes thereto, prepared in accordance with GAAP.

         SECTION 3.10. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1998, except as contemplated by this Agreement, the Seller, the Seller's Bank and the Subsidiaries have conducted their businesses only in the ordinary course and in manners consistent with past practice and, since December 31, 1998, there has not been (a) either individually or in the aggregate, any Material Adverse Effect, (b) any material damage, destruction or loss with respect to any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries,
(c) any change by the Seller, the Seller's Bank or any of the Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller's independent accountants, (d) any revaluation by the Seller, the Seller's Bank or any of the Subsidiaries of any asset, including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by the Seller, the Seller's Bank or any of the

Subsidiaries into any contract or commitment (other than with respect to Loans, as hereinafter defined) of more than $200,000, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Seller, the Seller's Bank or any of the Subsidiaries except in the ordinary course of business in an amount consistent with past practice or any redemption, purchase or other acquisition of any of its securities, (g) except as would have been permitted by Section 5.01(b)(xi) hereof, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of the Seller, the Seller's Bank or any of the Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Seller, the Seller's Bank or any of the Subsidiaries, (h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by the Seller, the Seller's Bank or any of the Subsidiaries for federal or state income tax purposes, (j) any change in the credit policies or procedures of the Seller, the Seller's Bank or any of the Subsidiaries, the effect of which was or is to make any such policy or procedure materially less restrictive in any material respect, (k) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (l) any forgiveness or cancellation of any indebtedness or contractual obligation other than in the ordinary course of business consistent with past practice, (m) except with respect to funds borrowed by the Seller, the Seller's Bank or any of the Subsidiaries, any mortgage, pledge, lien or lease of any assets, tangible or intangible, of the Seller, the Seller's Bank or any of the Subsidiaries with a value in excess of $25,000 in the aggregate (n) any acquisition or disposition of any assets or properties having a value in excess of $200,000, or any contract for any such acquisition or disposition entered into, other than the acquisition or disposition of Loans in the ordinary course of business consistent with past practice, or (o) any lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice.

         SECTION 3.11. ABSENCE OF LITIGATION. None of the Seller, the Seller's Bank or any of the Subsidiaries is a party to any, and there are no pending, or to the best knowledge of the Seller, threatened legal, administrative, arbitral or other claims, actions, proceedings or investigations of any nature, against the Seller, the Seller's Bank or any of the Subsidiaries or any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, either individually or in the aggregate, would have a Material Adverse Effect and no facts or circumstances have come to the Seller's attention which have caused it to believe that a material claim, action, proceeding or investigation against or affecting the Seller, the Seller's Bank or any of the Subsidiaries could reasonably be expected to occur. None of the Seller, the Seller's Bank or any of the Subsidiaries, or any property or asset of the Seller, the Seller's Bank or any of the Subsidiaries, is subject to any order, writ, judgment, injunction, decree, determination or award which restricts its ability to conduct business in any area in which it presently does business or has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

         SECTION 3.12. EMPLOYEE BENEFIT PROGRAMS.

         (a) Section 3.12(a) of the Seller Disclosure Schedule sets forth a list of every Employee Program that has been maintained by the Seller, the Seller's Bank or an Affiliate at any time during the three years preceding this Agreement.

         (b) Each Employee Program which has ever been maintained by the Seller, the Seller's Bank or an Affiliate and which has been intended to qualify under
Section 401(a) or 501(c)(9) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination or approval letter from the Internal Revenue Service ("IRS") regarding its qualification under such section and has, in fact, been qualified under the applicable section of the Code from the effective date of such Employee Program through and including the Closing Date (or, if earlier, the date that all of such Employee Program's assets were distributed). No event or omission has occurred which would cause any Employee Program to lose its qualification or otherwise fail to satisfy the relevant requirements to provide tax-favored benefits under the applicable Code Section (including without limitation Code Sections 105, 125, 401(a) and 501(c)(9)). Each asset held under any such Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability. No partial termination (within the meaning of Section 411(d)(3) of the Code) has occurred with respect to any Employee Program that is qualified under Section 401(a) of the Code.

         (c) None of the Seller, the Seller's Bank or any Affiliate knows, nor should any of them reasonably know, of any material failure of any party to comply with any laws applicable with respect to the Employee Programs that are currently maintained by the Seller, the Seller's Bank or any Affiliate. With respect to any Employee Program currently maintained by the Seller, the Seller's Bank or any Affiliate, there has been no (i) "prohibited transaction," as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Code Section 4975, (ii) material failure to comply with any provision of ERISA, other applicable law, or any agreement, or (iii) non-deductible contribution, which, in the case of any of (i), (ii), or (iii), could subject the Seller, the Seller's Bank or any Affiliate to material liability either directly or indirectly (including, without limitation, through any obligation of indemnification or contribution) for any damages, penalties, or taxes, or any other loss or expense. No litigation or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or threatened with respect to any such Employee Program. All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Employee Programs ever maintained by the Seller, the Seller's Bank or any Affiliate, for all periods prior to the Closing Date, either have been made or have been accrued

(and all such unpaid but accrued amounts are described on Section 3.12(c) of the Seller Disclosure Schedule).

         (d) None of the Seller, the Seller's Bank nor any Affiliate has incurred any liability under title IV of ERISA which has not been paid in full prior to the Closing. There has been no "accumulated funding deficiency" (whether or not waived) with respect to any Employee Program ever maintained by the Seller, the Seller's Bank or any Affiliate and subject to Code Section 412 or ERISA Section 302. With respect to any Employee Program maintained by the Seller, the Seller's Bank or an Affiliate and subject to title IV of ERISA, there has been no (nor will be any as a result of the transaction contemplated by this Agreement) (i) "reportable event," within the meaning of ERISA Section 4043, or the regulations thereunder (for which notice the notice requirement is not waived under 29 C.F.R. Part 2615) and (ii) no event or condition which presents a material risk of plan termination or any other event that may cause the Seller, the Seller's Bank or any Affiliate to incur liability or have a lien imposed on its assets under title IV of ERISA. No Employee Program maintained by the Seller, the Seller's Bank or an Affiliate and subject to title IV of ERISA (other than a Multiemployer Plan) has any "unfunded benefit liabilities" within the meaning of ERISA Section 4001(a)(18), as of the Closing Date. Neither the Seller, the Seller's Bank nor any Affiliate has ever maintained a Multiemployer Plan. None of the Employee Programs ever maintained by the Seller, the Seller's Bank or any Affiliate has ever provided health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by part 6 of subtitle B of title I of ERISA) or has ever promised to provide such post-termination benefits.

         (e) With respect to each Employee Program maintained by the Seller, the Seller's Bank or any Subsidiary within the three years preceding the Closing Date, complete and correct copies of the following documents (if applicable to such Employee Program) have previously been delivered to the Buyer: (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements) as they may have been amended to the date hereof; (ii) the most recent IRS determination or approval letter with respect to such Employee Program under Code Section 401(a) or 501(c)(9), and any applications for determination or approval subsequently filed with the IRS; (iii) the three most recently filed IRS Forms 5500, with all applicable schedules and accountants' opinions attached thereto; (iv) the three most recent actuarial valuation reports completed with respect to such Employee Program; (v) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (vi) any insurance policy (including any fiduciary liability insurance policy or fidelity bond) related to such Employee Program; and (vii) any registration statement or other filing made pursuant to any federal or state securities law.

         (f) Each Employee Program required to be listed on Section 3.12(a) of the Seller Disclosure Schedule may be amended, terminated, or otherwise modified by the Seller, the Seller's Bank or the Affiliate to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals under any Employee Program and no employee communications or provision of any Employee Program document has failed to effectively reserve the right of the Seller, the Seller's Bank or the Affiliate to so amend, terminate or otherwise modify such Employee Program.

         (g) Each Employee Program currently maintained by the Seller or the Seller's Bank (including each non-qualified deferred compensation arrangement) is maintained in compliance with all applicable requirements of federal and state securities laws including (without limitation, if applicable) the requirements that the offering of interests in such Employee Program be registered under the Securities Act of 1933 and/or state "Blue Sky" laws.

         (h) Each Employee Program currently maintained by the Seller, the Seller's Bank or an Affiliate has complied with the applicable notification and other applicable requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, Health Insurance Portability and Accountability Act of 1996, the Newborns' and Mothers' Health Protection Act of 1996, the Mental Health Parity Act of 1996, and the Women's Health and Cancer Rights Act of 1998.

         (i) For purposes of this section:

                           (i) "Employee Program" means (A) all employee benefit
                  plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; (B) all stock option plans, stock purchase plans, bonus or incentive award plans, severance pay policies or agreements, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements (including any informal arrangements) not described in (A) above, including without limitation, any arrangement intended to comply with Code Section 120, 125, 127, 129 or 137; and (C) all plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Code Section 401(a) or an organization described in Code Section 501(c)(9), or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

                           (ii) An entity "maintains" an Employee Program if
                  such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

                           (iii) An entity is an "Affiliate" of the Seller if it
                  would have ever been considered a single employer with the Seller under ERISA Section 4001(b) or part of the same "controlled group" as the Seller for purposes of ERISA Section 302(d)(8)(C).

                           (iv) "Multiemployer Plan" means an employee pension
                  or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

         SECTION 3.13. LABOR MATTERS. No work stoppage involving the Seller, the Seller's Bank or any of the Subsidiaries is pending or, to the best knowledge of the Seller, threatened. None of the Seller, the Seller's Bank or any of the Subsidiaries is involved in, or, to the best knowledge of the Seller, threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to interfere in any material respect with the respective business activities of the Seller, the Seller's Bank or any of the Subsidiaries. No employees of the Seller, the Seller's Bank or any of the Subsidiaries are represented by any labor union, and, to the best knowledge of the Seller, no labor union is attempting to organize employees of the Seller, the Seller's Bank or any of the Subsidiaries.

         SECTION 3.14. PROPERTY AND LEASES.

         (a) The Seller, the Seller's Bank and each of the Subsidiaries each has good and marketable title to all the real property and all other property owned by it and included in the consolidated balance sheet of the Seller, the Seller's Bank and the Subsidiaries included in audited financial statements for the period ended December 31, 1998. Each parcel of real property, and each item of personal property, owned or leased by the Seller, the Seller's Bank or any of the Subsidiaries (i) is owned or leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, "Liens"), other than (A) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (B) inchoate mechanics' and materialmen's Liens for construction in progress, (C) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Seller, the Seller's Bank or such Subsidiary consistent with past practice, (D) all matters of record, Liens and other imperfections of title and encumbrances which, either individually or in the aggregate, would not be material, and (E) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any Federal Reserve Bank or Federal Home Loan Bank, interbank credit facilities, or any transaction by a Subsidiary acting in a fiduciary capacity (collectively, "Permitted Liens"), and
(ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the best knowledge of the Seller, has any such condemnation, expropriation or taking been proposed. None of the Seller, the Seller's Bank or any of the Subsidiaries has received any notice of violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement relating to its properties.

         (b) All leases of real property leased for the use or benefit of the Seller, the Seller's Bank or any of the Subsidiaries to which the Seller, the Seller's Bank or any of the Subsidiaries is a party requiring rental payments in excess of $25,000 during the period of the lease, and all amendments and modifications thereto, are in full force and effect, and there exists no default under any such lease by the Seller, the Seller's Bank or any of the Subsidiaries, nor, to the best knowledge of the Seller, any event which with notice or lapse of time or both would constitute a material default thereunder by the Seller, the Seller's Bank or any of the Subsidiaries.

         SECTION 3.15. TAXES AND TAX RETURNS.

         (a) Each of the Seller, the Seller's Bank and the Tax Subsidiaries has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by Seller, the Seller's Bank and the Tax Subsidiaries (whether or not shown on any Tax Return) have been paid. None of the Seller, the Seller's Bank or the Tax Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Seller, the Seller's Bank or the Tax Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Seller, the Seller's Bank or the Tax Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

         (b) Each of the Seller, the Seller's Bank and the Tax Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing or credited to the account of any customer, employee, independent contractor, creditor, stockholder, or other third party.

         (c) No director or officer (or employee responsible for Tax matters) of the Seller, the Seller's Bank or the Tax Subsidiaries expects any authority to assess any additional material Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Seller, the Seller's Bank or the Tax Subsidiaries either (A) claimed or raised by any authority in writing or (B) as to which any of the directors and officers (and employees responsible for Tax matters) of the Seller, the Seller's Bank or the Tax Subsidiaries has knowledge based upon personal contact with any agent of such authority. Section 3.15(c) of the Seller Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Seller, the Seller's Bank or the Tax Subsidiaries for taxable periods ending on or after December 31, 1992, indicates those income Tax Returns that have been audited, and indicates those income Tax Returns that currently are the subject of audit. Seller has delivered to the Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies against or agreed to by the Seller, the Seller's Bank or the Tax Subsidiaries since December 31, 1992.

         (d) None of the Seller, the Seller's Bank or any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.



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
         (e) None of the Seller, the Seller's Bank or any Tax Subsidiary has filed a consent under Section 341(f) of the Code, concerning collapsible corporations. No property of the Seller, the Seller's Bank or any Tax Subsidiary is property that the Seller, the Seller's Bank or any Subsidiary is or will be required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954 (as in effect prior to the Tax Reform Act of 1986) or is "tax-exempt use property" within the meaning of Code Section 168(h). None of the Seller, the Seller's Bank or any Tax Subsidiary has been required to include in income any adjustment pursuant to Code Section 481 by reason of a voluntary change in accounting method initiated by the Seller, the Seller's Bank or any Tax Subsidiary. None of the Seller, the Seller's Bank or any Tax Subsidiary has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 280G or Code Section 162(m). None of the Seller, the Seller's Bank or any Tax Subsidiary has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). None of the Seller, the Seller's Bank or any Tax Subsidiary is a party to any Tax allocation or sharing agreement. None of the Seller, the Seller's Bank or any Tax Subsidiary (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Seller) or (B) has any Liability for the Taxes of any person (other than the Seller, the Seller's Bank or any Subsidiary) under Treasury Regulations Section 1.1506-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

         (f) The unpaid Taxes of the Seller, the Seller's Bank and each Subsidiary (A) did not, as of November 30, 1999, exceed by any material amount the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the unaudited consolidated balance sheet of Seller and its Subsidiaries as of November 30, 1999 (rather than in any notes thereto) and (B) do not exceed by any material amount that reserve as adjusted for the passage of time through the Closing Date.

         (g) For purposes of this Section 3.15

         "Affiliated Group" means any affiliated group within the meaning of Code Section 1504(a).

         "Knowledge" means actual knowledge after reasonable investigation.

         "Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

         "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, net worth, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and includes amounts for which the Seller, the Seller's Bank or any Subsidiary is liable in its own right or as transferee of the assets of, or successor to, any corporation, person, association, partnership, joint venture, or other entity.

         "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         "Tax Subsidiary" means a Subsidiary that is a corporation or a partnership for United States federal income tax purposes and if, a corporation, which is a member of an Affiliated Group that files consolidated federal income tax returns with the Seller as common parent, or, if a partnership, in which the Seller, the Seller's Bank or any of the Subsidiaries holds at least a 50 percent capital or profits interest, and unless otherwise indicated thereon includes all Subsidiaries listed on Section 3.01 of the Seller Disclosure Schedule.

         SECTION 3.16. CERTAIN CONTRACTS.

         (a) Except as set forth in Section 3.16(a) of the Seller Disclosure Schedule, none of the Seller, the Seller's Bank or any Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment of any director, officer, employee or consultant, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will result in any payment (whether of severance pay or otherwise) becoming due from the Seller, the Seller's Bank, or any of its Subsidiaries to any officer or employee thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $50,000 per annum, (v) which materially restricts the conduct of any line of business by the Seller, the Seller's Bank, or any of the Subsidiaries, (vi) with or to a labor union or guild (including any collective bargaining agreement), or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. The Seller has previously delivered to the Buyer true and complete copies of all employment, consulting and deferred compensation agreements which are in writing and to which the Seller, the Seller's Bank or any of the Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section, whether or not set forth in
Section 3.16(a) of the Seller Disclosure Schedule, is referred to herein as a "Seller Contract".

         (b) Except as set forth in Section 3.16(b) of the Seller Disclosure Schedule, (i) to the best knowledge of the Seller, each Seller Contract is legal, valid and binding upon the Seller, the Seller's Bank or such Subsidiary, as the case may be, and in full force and effect, (ii) the Seller, the Seller's Bank and each of the Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each such Seller Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of the Seller, the Seller's Bank or any of the Subsidiaries under any such Seller Contract.

         SECTION 3.17. LOAN PORTFOLIO. Except as set forth in Section 3.17 of the Seller Disclosure Schedule, none of the Seller, the Seller's Bank or any Subsidiary is a party to any written or oral (a) loan agreement, note or borrowing arrangement (including, without limitation, leases and credit enhancements) (collectively, "Loans") as to which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest, or (b) Loan with any director, executive officer or, to the best knowledge of the Seller, five percent stockholder of the Seller, the Seller's Bank or any of the Subsidiaries, or to the best knowledge of the Seller, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. To the best knowledge of the Seller, all of the Loans originated and held on the date hereof and at the Effective Time by the Seller, the Seller's Bank and the Subsidiaries, and any other Loans purchased and held currently and at the Effective Time by the Seller, the Seller's Bank and the Subsidiaries, were solicited, originated and exist, and will exist at the Effective Time, in material compliance with all applicable loan policies and procedures of the Seller, the Seller's Bank and the Subsidiaries. Section 3.17 of the Seller Disclosure Schedule sets forth as of the date hereof, (i) all of the Loans in original principal amount in excess of $50,000 of the Seller, the Seller's Bank or any of the Subsidiaries that as of the date of this Agreement are classified as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Seller, the Seller's Bank and the Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of such Loans by category, it being understood that no representation is being made that the FDIC or the Massachusetts Commissioner would agree with the loan classifications contained in Section 3.17 of the Seller Disclosure Schedule. The Seller shall promptly inform the Buyer in writing of any Loan the original principal balance of which exceeds $50,000 that becomes classified in the manner described in this Section 3.17, or any Loan the classification of which is materially and adversely changed at any time after the date of this Agreement. The information (including electronic information and information contained on tapes and computer disks) with respect to the Loans furnished to Buyer by the Seller is true and complete in all material respects.

         SECTION 3.18. INVESTMENT SECURITIES. Section 3.18(a) of the Seller Disclosure Schedule sets forth the book and market value as of December 31, 1999 of the investment securities, mortgage backed securities and securities held for sale by the Seller, the Seller's Bank and the Subsidiaries. Section 3.18(b) of the Seller Disclosure Schedule sets forth the names of all the joint ventures in which the Seller, the Seller's Bank or any of the Subsidiaries has an investment (whether or not such joint ventures remain active). Except for pledges to secure public and trust deposits, Federal Reserve borrowings, repurchase agreements and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Seller Balance Sheet for the period ended December 31, 1998, and none of the material investments made by the Seller, the Seller's Bank or any of the Subsidiaries since December 31, 1998, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time. The Seller and the Seller's Bank have
(i) properly reported as such any investment securities which are required under GAAP to be classified as "available for sale" at the lower of cost or market, and (ii) accounted for any decline in the market value of its marketable equity securities portfolio in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 12 and Staff Accounting Bulletin No. 59, including without limitation the recognition through the Seller's consolidated statement of operations of any unrealized loss with respect to any individual marketable equity security as a realized loss in the accounting period in which a decline in the market value of such security is determined to be "other than temporary."

         SECTION 3.19. DERIVATIVE TRANSACTIONS. None of the Seller, the Seller's Bank or the Subsidiaries is engaged in transactions in or involving forwards, futures, options on futures, swaps or similar off-balance sheet derivative instruments except as agent on the order and for the account of others other than Federal Home Loan Bank advances or in connection with mortgage loan secondary market activities in the ordinary course of business consistent with the Seller's Bank's past practices.

         SECTION 3.20. INSURANCE. The Seller has made available to the Buyer true and complete copies of all material policies of insurance of the Seller, the Seller's Bank and the Subsidiaries currently in effect. All of the policies relating to insurance maintained by each of the Seller, the Seller's Bank and the Subsidiaries with respect to its material properties and the conduct of its business in any material respect (or any comparable policies entered into as a replacement therefor) are in full force and effect and none of the Seller, the Seller's Bank or the Subsidiaries has received any notice of cancellation with respect thereto. All life insurance policies on the lives of any of the current and former officers of the Seller or the Seller's Bank which are maintained by the Seller or the Seller's Bank or which are otherwise included as assets on the books of the Seller or the Seller's Bank (i) are, or will at the Effective Time be, owned by the Seller or the Seller's Bank, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Seller and the Seller's Bank agree that there will not be an amendment prior to the Effective Time without the consent of the Buyer, and (ii) are accounted for properly as assets on the books of the Seller or the Seller's Bank, as applicable, in accordance with GAAP in all material respects. None of the Seller, the Seller's Bank or the Subsidiaries has any material liability for unpaid premiums or premium adjustments not properly reflected on the Seller's consolidated financial statements described in Section
3.09 and Section 6.10.

         SECTION 3.21. ENVIRONMENTAL MATTERS.

         (a) Each of the Seller, the Seller's Bank and the Subsidiaries and, to the best knowledge of the Seller, the Participation Facilities and the Loan Properties (each defined below), are, and have been, in material compliance with all applicable environmental laws and with all rules, regulations, standards and requirements of the United States Environmental Protection Agency (the "EPA") and of state and local agencies with jurisdiction over pollution or protection of the environment.

         (b) There is no suit, claim, action or proceeding pending or, to the best knowledge of the Seller, threatened, before the EPA or any other Governmental Entity or other forum in which the Seller, the Seller's Bank or any of the Subsidiaries or any Participation Facility has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor), with any environmental law, rule, regulation, standard or requirement or (ii) relating to the release into or presence in the Environment (as defined below) of any Hazardous Materials (as defined below) or Oil (as defined below) whether or not occurring at or on a site owned, leased or operated by the Seller, the Seller's Bank or any of the Subsidiaries or any Participation Facility except as have not been or are not reasonably likely to be, either individually or in the aggregate, material.

         (c) To the best knowledge of the Seller, the Seller's Bank and the Subsidiaries, there is no suit, claim, action or proceeding pending or threatened, before the EPA or any other Governmental Entity or other forum in which any Loan Property has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any environmental law, rule, regulation, standard or requirement or (ii) relating to the release into or presence in the Environment of any Hazardous Material or Oil whether or not occurring at or on a site owned, leased or operated by a Loan Property, except where such noncompliance or release has not been or is not reasonably likely to be, either individually or in the aggregate, material.

         (d) None of the Seller, the Seller's Bank, any of the Subsidiaries, nor to their best knowledge any Participation Facility or any Loan Property, has received any notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.21 could reasonably be based. No facts or circumstances have come to the Seller's attention which have caused it to believe that a material suit, claim, action or proceeding as described in subsection (b) or (c) of this Section 3.21 could reasonably be expected to occur.

         (e) During the period of (i) the Seller's, the Seller's Bank's or any of the Subsidiaries' ownership or operation of any of their respective current properties, (ii) the Seller's, the Seller's Bank's or any of the Subsidiaries' participation in the management of any Participation Facility, or (iii) the Seller's, the Seller's Bank's or any of the Subsidiaries' holding of a security interest in a Loan Property, there has been no release or presence in the Environment of Hazardous Material or Oil in, on, under or affecting such property or, to the best knowledge of the Seller, such Participation Facility or Loan Property, except where such release or presence is not or is not reasonably like to be, either individually or in the aggregate, material. To the best knowledge of the Seller, prior to the period of (x) the Seller's, the Seller's Bank's or any of the Subsidiaries' ownership or operation of any of their respective current properties or any previously owned or operated properties,
(y) the Seller's, the Seller's Bank's or any of the Subsidiaries' participation in the management of any Participation Facility, or (z) the Seller's, the Seller's Bank's or any of the Subsidiaries' holding of a security interest in a Loan Property, there was no release or presence of Hazardous Material or Oil in, on, under or affecting any such property, Participation Facility or Loan Property, except where such release or presence is not or is not reasonably likely to be, either individually or in the aggregate, material.

         (f) The following definitions apply for purposes of this Section 3.21:
(i) "Loan Property" means any property in which the Seller, the Seller's Bank or any of the Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (ii) "Participation Facility" means any facility in which the Seller, the Seller's Bank or any of the Subsidiaries participates or has participated in the management and, where required by the context, said term means the owner or operator of such property; (iii) "Hazardous Material" means any pollutant, contaminant, or hazardous substance or hazardous material as defined in or pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any other federal, state, or local environmental law, regulation, or requirement; (iv) "Oil" means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other federal, state, or local environmental law, regulation, or requirement; and (v) "Environment" means any soil, surface waters, groundwaters, stream sediments, surface or subsurface strata, and ambient air, and any other environmental medium.

         SECTION 3.22. INTELLECTUAL PROPERTY. The Seller, the Seller's Bank and each of the Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and none of the Seller, the Seller's Bank or any of the Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. The Seller, the Seller's Bank and each of the Subsidiaries have performed in all material respects all the obligations required to be performed by them and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing.

         SECTION 3.23. FIDUCIARY ACCOUNTS. None of the Seller, the Seller's Bank or the Subsidiaries serves as a fiduciary or maintains fiduciary accounts, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law.

         SECTION 3.24. AGREEMENTS WITH BANK REGULATORS. None of the Seller, the Seller's Bank or any of the Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its loan loss allowances or reserves, its credit policies or its management, nor has the Seller, the Seller's Bank or any Subsidiary been informed by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. None of the Seller, the Seller's Bank or any of the Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the Seller, the Seller's Bank or any of the Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

         SECTION 3.25. MATERIAL INTERESTS OF CERTAIN PERSONS. No officer or director of the Seller, the Seller's Bank or any of the Subsidiaries, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Seller, the Seller's Bank or any of the Subsidiaries that would be required to be disclosed in a proxy statement to stockholders under Regulation 14A of the Exchange Act.

         SECTION 3.26. BROKERS' FEES; OPINIONS. No broker, finder or investment banker, other than McConnell, Budd & Downes, Inc. (the "Investment Banker"), is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or the Stock Option Agreement based upon arrangements made by or on behalf of the Seller. The fee payable to the Investment Banker in connection with the transactions contemplated by this Agreement is as described in an engagement letter between the Seller and the Investment Banker, a true and complete copy of which has heretofore been furnished to the Buyer. The Seller has previously received the opinion of the Investment Banker to the effect that, as of the date of such opinion, the Merger Consideration to be received by the stockholders of the Seller pursuant to the Merger is fair, from a financial point of view, to such stockholders, and such opinion has not been amended or rescinded as of the date of this Agreement.

         SECTION 3.27. PROXY STATEMENT. The information contained in the proxy statement to be sent to the stockholders of the Seller in connection with the Stockholders' Meeting (the "Proxy Statement") will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Seller or at the time of the Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Seller makes no representation or warranty with respect to any information to be supplied by the Buyer which is contained in any of the foregoing documents. To the extent reasonably practicable, the Proxy Statement will comply in all material respects as to form and content with the requirements of the Exchange Act and the rules and regulations thereunder.

         SECTION 3.28. SELLER INFORMATION. The information supplied by the Seller or the Seller's Bank for inclusion in the Registration Statement on Form S-4 referred to in Section 6.01 (the "S-4") (or any amendment or supplement thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

         SECTION 3.29. STATE TAKEOVER LAWS. The Board of Directors of the Seller has approved the transactions contemplated by this Agreement and the Seller Option Agreement and taken all other requisite action such that the provisions of Ch. 110F of the Massachusetts General Laws and the provisions of the Seller's Articles of Organization relating to special voting requirements for certain business combinations will not apply to this Agreement or the Stock Option Agreement or any of the transactions contemplated hereby or thereby.

         SECTION 3.30. DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to the Buyer pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. No information believed by the Seller to be material to the Merger and which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, to the best knowledge of the Seller, has been withheld from, or has not been delivered in writing to, the Buyer.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         The Buyer hereby represents and warrants to the Seller that:

         SECTION 4.01.              CORPORATE ORGANIZATION.

         (a) The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and a bank holding company registered with the FRB under the Bank Holding Company Act of 1956, as amended. Andover Bank is a savings bank and wholly-owned (except for directors qualifying shares) subsidiary of the Buyer (the "Buyer's Bank") duly organized and validly existing under the laws of the Commonwealth of Massachusetts. The deposit accounts of the Buyer's Bank are insured by the FDIC to the fullest extent permitted by law and all premiums and assessments required in connection therewith have been paid by the Buyer's Bank. The Buyer and the Buyer's Bank each has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and be in good standing would not, either individually or in the aggregate, have a Buyer Material Adverse Effect (as defined below).

         (b) When used in connection with the Buyer or the Buyer's Bank, the term "Buyer Material Adverse Effect" means any change or effect that is or would be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Buyer and the Buyer's Bank taken as a whole, other than any such effect attributable to or resulting from (x) changes in interest rates or general economic conditions affecting banks generally, (y) changes in federal or state banking or tax laws or regulations affecting banks generally or (z) changes in generally accepted or regulatory accounting principles applicable to banks or their holding companies generally; or (ii) the ability of the Buyer to consummate the transactions contemplated hereby.

         SECTION 4.02. CAPITALIZATION.

         (a) The authorized capital stock of the Buyer consists of 15,000,000 shares of Buyer Common Stock and 3,000,000 shares of Preferred Stock, $.10 par value (the "Preferred Stock"). As of January 14, 2000, (i) 6,521,572 shares of Buyer Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, (ii) 12,500 shares of Buyer Common Stock are held in the treasury of the Buyer, (iii) no shares of Buyer Common Stock are held by any subsidiaries of Buyer, (iv) 102,531 shares of Buyer Common Stock are reserved for future issuance pursuant to the Buyer Option Plan (v) 75,000 shares of Buyer Common Stock are reserved for future issuance pursuant to Directors' Deferred Compensation Plan,, and (vi) 100,000 shares of Preferred Stock have been designated and no shares are issued and outstanding as Series B Junior Participating Cumulative Preferred Stock pursuant to the Buyer's Shareholder Rights Agreement (the "Parent Rights").

         (b) Except for the Buyer Option Plan, the Directors' Deferred Compensation Plan and the Buyer's Dividend Reinvestment Plan, there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Buyer or the Buyer's Bank or obligating the Buyer or the Buyer's Bank to issue or sell any shares of capital stock of, or other equity interests

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
in, the Buyer or the Buyers's Bank. There are no outstanding contractual obligations of the Buyer to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in the Buyer or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any subsidiary of the Buyer.

         SECTION 4.03. AUTHORITY.

         The Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer (the "Buyer Board"). This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

         SECTION 4.04. NO CONFLICT. Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, nor compliance by the Buyer with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Certificate of Incorporation or By-Laws of the Buyer or the articles of organization or by-laws of the Buyer's Bank, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Buyer or the Buyer's Bank, or by which any property or asset of the Buyer or the Buyer's Bank is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien, pledge, security interest, charge or other encumbrance on any property or asset of the Buyer or the Buyer's Bank pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Buyer or the Buyer's Bank is a party, or by which the Buyer or the Buyer's Bank is bound or affected, except, in the case of clause (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which would not, either individually or in the aggregate, have a Buyer Material Adverse Effect.

         SECTION 4.05. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Buyer does not require any consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity or with any third party, except (i) for the S-4 and applicable requirements, if any, of the Exchange Act, state takeover laws, and filing and recordation of appropriate merger documents as required by the laws of the Commonwealth of Massachusetts and the State of Delaware, (ii) for consents and approvals of or filings, registrations or negotiations with the FRB, the FDIC, the BBI, and the Massachusetts Housing Partnership Fund, (iii) the filings required by this Agreement and (iv) where failure to obtain any such consent, approval, authorization or permit, or to make any such filing or notification, would not prevent or significantly delay consummation of the Merger or otherwise prevent the Buyer

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
from performing its obligations under this Agreement, or would not, either individually or in the aggregate, have a Buyer Material Adverse Effect. The Buyer is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 7.01(c) should not be obtained.

         SECTION 4.06. COMPLIANCE. The Buyer and the Buyer's Bank hold, and have at all times within the last six years, held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in conflict with, or in default or violation of, (a) any statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies and guidelines of any Governmental Entity, applicable to the Buyer or the Buyer's Bank or by which any property or asset of the Buyer or the Buyer's Bank is bound or affected or (b) any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Buyer or the Buyer's Bank is a party or by which the Buyer or the Buyer's Bank or any property or asset of the Buyer or the Buyer's Bank is bound or affected, except for any such non-compliance, conflicts, defaults or violations that would not, either individually or in the aggregate, have a Buyer Material Adverse Effect; and neither the Buyer nor the Buyer's Bank knows of, or has received notice of, any violation of any of the above. Without limiting the generality of the foregoing, neither the Buyer nor the Buyer's Bank has been advised of the existence of any facts or circumstances which would cause the Buyer's Bank to be deemed not to be in satisfactory compliance with the Community Reinvestment Act of 1977, as amended, and the regulations promulgated thereunder.

         SECTION 4.07. FINANCIAL STATEMENTS. The Buyer has previously made available to the Seller copies of (i) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1997 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1996 through 1998, inclusive, as reported in the Buyer's 1998 Annual Report on Form 10-K, and (ii) the unaudited consolidated financial statements of the Buyer and its subsidiaries as of September 30, 1999 and September 30, 1998 as reported on the Buyer's Quarterly Report on Form 10Q for the quarter ended September 30, 1999, and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the nine month period then ended. The December 31, 1998 consolidated balance sheet of the Buyer (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of the Buyer and its subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.07 (including the related notes where applicable) fairly present in all material respects, (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes) in all material respects, the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Buyer for the respective fiscal periods or as of the respective dates therein set forth and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act.

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
         SECTION 4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS.

         (a)      Since December 31, 1998:

                  (i) there has not been any Buyer Material Adverse Effect;

                  (ii) there has not been any incurrence by the Buyer of any liability that has had, or to the knowledge of the Buyer could reasonably be expected to have, a Buyer Material Adverse Effect;

                  (iii) there has not been any agreement, contract or commitment entered into, or agreed to be entered into, except for those in the ordinary course of business none of which has had a Buyer Material Adverse Effect;

                  (iv) there has not been any change in any of the accounting methods or practices of the Buyer or any of its subsidiaries other than changes required by applicable law or generally accepted accounting principles.

         SECTION 4.09. ABSENCE OF LITIGATION. Neither the Buyer nor any of its subsidiaries is a party to any, and there are no pending, or to the best knowledge of the Buyer, threatened legal, administrative, arbitral or other claims, actions, proceedings or investigations of any nature, against the Buyer or any of its subsidiaries or any property or asset of the Buyer or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, either individually or in the aggregate, would have a Buyer Material Adverse Effect and no facts or circumstances have come to the Buyer's attention which have caused it to believe that a material claim, action, proceeding or investigation against or affecting the Buyer or any of its subsidiaries could reasonably be expected to occur. Neither the Buyer nor its subsidiaries, or any property or asset of the Buyer or any of its subsidiaries, is subject to any order, writ, judgment, injunction, decree, determination or award which restricts its ability to conduct business in any area in which it presently does business or has or could reasonably be expected to have, either individually or in the aggregate, a Buyer Material Adverse Effect.

         SECTION 4.10. AGREEMENTS WITH BANK REGULATORS. Neither the Buyer nor the Buyer's Bank is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its loan loss allowances or reserves, its credit policies or its management, nor has the Buyer or the Buyer's Bank been informed by any Bank Regulator that it is contemplating issuing or requesting any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither the Buyer or the Buyer's Bank is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which the

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
Buyer or the Buyer's Bank is entitled to receive financial assistance or indemnification from any governmental agency.

         SECTION 4.11. BUYER INFORMATION. The information contained in the Prospectus relating to the offering of the Buyer Common Stock pursuant to this Agreement, will not, on the date the Prospectus (or any amendment or supplement thereto) is first mailed to stockholders of the Seller or at the time of the Stockholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to such offering which shall have become false or misleading. Notwithstanding the foregoing, the Buyer makes and will make no representation or warranty with respect to any information supplied by the Seller which is contained in the Prospectus. The Prospectus and the related S-4 will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

         SECTION 4.12. CAPITAL, FINANCING. On the date hereof, the Buyer is, at a minimum, "adequately capitalized," as such term is defined in the rules and regulations promulgated by the FRB and the FDIC, as the case may be. The Buyer will have available to it sources of capital and financing sufficient to fulfill its cash obligations hereunder.

         SECTION 4.13. SEC REPORTS. Buyer has previously made available to the Seller a true and complete, in all material respects, copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1997 by the Buyer with the SEC pursuant to the Securities Act or the Exchange Act (the "Buyer Reports") and (b) communication mailed by Buyer to its shareholders since January 1, 1997, and, as of their respective dates, no such Buyer Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

                                    ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

         SECTION 5.01. COVENANTS OF THE SELLER.

         (a) The Seller covenants and agrees that, between the date of this Agreement and the Effective Time, unless the Buyer shall otherwise agree in writing, the business of the Seller, the Seller's Bank and the Subsidiaries shall be conducted only in, and the Seller, the Seller's Bank and the Subsidiaries shall not take any action except in, the usual, regular and ordinary course of business and in a manner consistent with past banking practice and generally to conduct their business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and without significant increase in the rate of growth of the Seller's, the Seller's Bank's

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
or the Subsidiaries' loan portfolio. The Seller shall use its reasonable best efforts to preserve substantially intact the business organization of the Seller, the Seller's Bank and the Subsidiaries, to keep available the present services of the officers, employees and consultants of the Seller, the Seller's Bank and the Subsidiaries and to preserve the current relationships and goodwill of the Seller, the Seller's Bank and the Subsidiaries with customers, suppliers and other persons with which the Seller, the Seller's Bank or any of the Subsidiaries have business relationships, including without limitation, implementing a deposit retention program in furtherance thereof.

         (b) By way of amplification and not limitation of clause (a) above, except as contemplated by this Agreement and the Stock Option Agreement, the Seller shall not, nor shall the Seller permit the Seller's Bank or any of the Subsidiaries, between the date of this Agreement and the Effective Time, directly or indirectly to do, or publicly announce an intention to do, any of the following without the prior written consent of the Buyer through its representative Gerald T. Mulligan (which consent shall not be unreasonably withheld):

                           (i) amend or otherwise change its Articles of Organization or By-laws or equivalent organizational documents;

                           (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of, any shares of capital stock of any class of the Seller, the Seller's Bank or any of the Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Seller, the Seller's Bank or any of the Subsidiaries, or enter into any agreement with respect to any of the foregoing;

                           (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for the declaration and payment of a regular quarterly cash dividend in an amount not to exceed the amount of the most recent quarterly cash dividend declared by the Seller prior to the date of this Agreement and at times consistent with the Seller's past practice;

                           (iv) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement;

                           (v) repurchase, redeem or otherwise acquire any shares of the capital stock of the Seller, the Seller's Bank or any of the Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of the Seller, the Seller's Bank or any of the Subsidiaries;

                           (vi) enter into any new line of business or materially expand the business currently conducted by the Seller, the Seller's Bank and the Subsidiaries or file any

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
         application to relocate or terminate the operations of any banking office of the Seller's Bank;

                           (vii) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, other business organization or any division thereof or any material amount of assets;

                           (viii) except for advances from the Federal Home Loan Bank in an amount not to exceed $20 million outstanding at any one time, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any individual, corporation or other entity, or make any loan or advance, other than in the ordinary course of business consistent with past practice;

                           (ix) enter into any contract or agreement other than in the ordinary course of business consistent with past practice and, in any event, regardless of whether consistent with past practice, undertake or enter into any contract or other commitment (other than contracts or commitments relating to Loans) involving an aggregate payment by or to the Seller, the Seller's Bank or any of the Subsidiaries under any such contract or commitment of more than $50,000 or having a term of one year or more from the time of execution;

                           (x) authorize any single capital expenditure which is in excess of $25,000 or capital expenditures which are, in the aggregate, in excess of $50,000 for the Seller, the Seller's Bank and the Subsidiaries taken as a whole, except for written contractual commitments entered into prior to the date of this Agreement as disclosed in the Seller Disclosure Schedule;

                           (xi) (A) except as required by applicable law, (x) adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between the Seller, the Seller's Bank or any of the Subsidiaries and one or more of its current or former directors, officers or employees, or (y) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), provided, however, that the Seller or the Seller's Bank may grant salary increases to its officers and employees at the regular review date of such officers and employees in an aggregate amount for all officers and employees not to exceed 4% of the aggregate current annualized base salaries of such officers and employees or constitute more than a 10% increase with respect to any one officer or employee; or (B) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Seller, the Seller's Bank or any of the Subsidiaries, or establish, adopt, enter into or amend any collective bargaining,

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
         bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

                           (xii) take any action with respect to accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Seller's independent accountants;

                           (xiii) make any tax election or settle or compromise any federal, state, local or foreign tax liability;

                           (xiv) pay, discharge or satisfy any claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice;

                           (xv) make any new or additional equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

                           (xvi) sell any securities in its investment portfolio, except in the ordinary course of business, or engage in transactions in or involving forwards, futures, options on futures, swaps or similar derivative instruments;

                           (xvii) sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements or purchase or sell any loans in bulk;

                           (xviii) take any action that is intended or reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or any of the conditions to the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Article VII not being satisfied in any material respect, or in any material violation of any provision of this Agreement or the Stock Option Agreement, except, in every case, as may be required by applicable law;

                           (xix) commit any act or omission which constitutes a material breach or default by the Seller, the Seller's Bank or any of the Subsidiaries under any Regulatory Agreement or under any material contract or material license to which any of them is a party or by which any of them or their respective properties is bound;

                           (xx) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any

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
         commercial real estate if such environmental assessment indicates the presence of Hazardous Material in amounts which, if such foreclosure were to occur, would be material;

                           (xxi) enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to, (A) any contract, agreement or lease for office space, operations space or branch space to which the Seller, the Seller's Bank or any of the Subsidiaries is a party or by which the Seller, the Seller's Bank or any of the Subsidiaries or its respective properties is bound; (B) any lease, contract or agreement other than in the ordinary course of business consistent with past practice including renewals of leases to existing tenants of the Seller, the Seller's Bank or any Subsidiary; (C) regardless of whether consistent with past practices, any lease, contract, agreement or commitment, other than Loans, involving an aggregate payment by or to the Seller, the Seller's Bank or any of the Subsidiaries of more than $25,000 or requiring performance by the Seller, the Seller's Bank or any of the Subsidiaries of any obligations at any time more than one year after the time of execution;

                           (xxii) change in any material respect its loan policies or procedures, except as required by regulatory authorities; or

                           (xxiii) agree to do any of the foregoing.

         SECTION 5.02. SYSTEM CONVERSIONS. From and after the date hereof, the Buyer and the Seller shall meet on a regular basis to discuss and plan for the conversion of the Seller's and the Seller's Bank's data processing and related electronic informational systems to those used by the Buyer and its affiliates, which planning shall include, but not be limited to, discussion of the possible termination by the Seller and the Seller's Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Seller or the Seller's Bank in connection with its systems operations and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Seller and the Seller's Bank shall not be obligated to take any such action prior to the Effective Time and, unless the Seller and the Seller's Bank otherwise agree, no conversion shall take place prior to the Effective Time. In the event that the Seller or the Seller's Bank takes, at the request of the Buyer, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, the Buyer shall indemnify the Seller or the Seller's Bank, as applicable on terms reasonably satisfactory to such party for any such fees and expenses, and the costs of reversing the conversion process, if for any reason the Merger is not consummated in accordance with the terms of this Agreement; provided that such indemnification shall not apply to the termination of the subservicing agreements referred to in the next sentence. The Seller has confirmed to the Buyer that it will provide by January 31, 2000 to Rockport National Bank and Cape Ann Savings Bank the required six month notice, in proper form, of the termination of its subservicing agreements with Rockport National Bank and Cape Ann Savings Bank.

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
         SECTION 5.03. CERTAIN CHANGES AND ADJUSTMENTS. Prior to the Closing (as defined in Section 9.01 hereof), the Buyer and the Seller shall consult and cooperate with each other concerning the Seller's Bank's loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) to reflect Buyer's plans with respect to the conduct of the Seller's Bank's business following the Merger; provided, however, that the Seller and the Seller's Bank shall not be obligated to take any action pursuant to this Section which is inconsistent with GAAP and unless and until the Buyer acknowledges, and the Seller and the Seller's Bank are satisfied, that all conditions to Seller's obligation to consummate the Merger have been satisfied. No action taken by the Seller or the Seller's Bank pursuant to this Section or the consequences resulting therefrom shall be deemed to be a breach of any representation, warranty, agreement or covenant herein or constitute a Material Adverse Effect.

         SECTION 5.04. ALCO MANAGEMENT. The Seller agrees that during the period from the date of this Agreement through the Effective Time, the Seller will consult with the Buyer in the development of a reasonable program to manage the Seller's, Seller's Bank's and any Subsidiaries interest sensitive assets and liabilities (including its fixed-rate mortgage portfolio and its investment portfolio), which program will include a policy not to acquire securities for the investment portfolio of the Seller, the Seller's Bank or any Subsidiary if such securities have a maturity date that is more than five years after the date of acquisition thereof, unless otherwise agreed by the parties. The Buyer and Seller agree to consult on investment programs to be administered by the Seller and the Seller's Bank.

         SECTION 5.05. COVENANT OF THE BUYER. During the period from the date of this Agreement and continuing until the Effective Time, the Buyer shall not, and shall not permit any of its subsidiaries to, take any action that is intended or which reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being untrue in any material respect, or in any of the conditions to the Merger or other transactions contemplated in this Agreement as set forth in Article VII not being satisfied in any material respect, or in a material violation of any provision of this Agreement or the Stock Option Agreement, except, in every case, as may be required by applicable law.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

         SECTION 6.01. REGULATORY MATTERS.

         (a) The Seller shall promptly prepare the Proxy Statement and the Buyer shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The S-4 will constitute the registration statement registering the issuance of the Buyer Common Stock pursuant to this Agreement. Each of the Buyer and the Seller shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Seller shall thereafter promptly mail the Proxy Statement to

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
its shareholders. Buyer shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Seller shall furnish all information concerning the Seller and the holders of the Seller Common Stock as may be reasonably requested in connection with any such action.

         (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). The Seller and the Buyer shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Seller or the Buyer, as the case may be, and any of their respective subsidiaries, which appear in any filing made with or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

         (c) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of the Buyer, the Seller or any of their respective subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated hereby.

         (d) The Buyer and the Seller shall promptly furnish each other with copies of written communications received by the Buyer or the Seller, as the case may be, or any of their respective subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

         SECTION 6.02. ACCESS TO INFORMATION.

         (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Seller shall, and shall cause the Seller's Bank and each of the Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Seller shall, and shall cause the Seller's Bank and the Subsidiaries to, make available to the Buyer (i) a copy

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
of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which the Seller is not permitted to disclose under applicable law),
(ii) copies of all periodic reports to senior management, including, without limitation, reports on non-performing loans and other asset quality matters and all materials furnished to the board of directors of the Seller or the Seller's Bank relating to asset quality generally, and (iii) all other information concerning its business, properties and personnel as the Buyer may reasonably request (other than information which the Seller is not permitted to disclose under applicable law). Neither the Seller nor the Seller's Bank nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Seller's, the Seller's Bank's or the Subsidiaries' customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

         (b) Without limiting the generality of the foregoing, the Seller shall cooperate with the Buyer in compiling the following with respect to each of the Seller, the Seller's Bank and each Subsidiary (or, in the case of clause (B) below, with respect to the Seller's Bank and each Subsidiary) as of the most recent practicable date (as well as on an estimated pro forma basis as of the Effective Date giving effect to the consummation of the transactions contemplated hereby): (A) the basis of the Seller, the Seller's Bank and each Subsidiary in its assets; (B) the basis of the stockholder(s) of the Seller's Bank and each Subsidiary in its stock, or the amount of any excess loss account (as defined in Treasury Regulations Section 1.1502-19); (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Seller, the Seller's Bank and any Subsidiary; and (D) the amount of any deferred gain or loss allocable to the Seller, the Seller's Bank or any Subsidiary arising out of any deferred intercompany transaction (as defined in Treasury Regulations
Section 1.1502-13).

         (c) All information furnished by the Seller to the Buyer or its representatives pursuant hereto shall be treated as the sole property of the Seller and, if the Merger shall not occur, the Buyer and its representatives shall return to the Seller or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Buyer shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Buyer's possession prior to the disclosure thereof by the Seller; (y) was then generally known to the public; or (z) was disclosed to the Buyer by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Buyer is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Seller to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Buyer may disclose such information to such tribunal or governmental body or agency without liability hereunder.

         (d) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Buyer shall, and shall cause the Buyer's Bank and its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Seller and the Seller's Bank, access, during normal business hours during the period prior to the Effective Time, to such information regarding the Buyer and its subsidiaries as shall be reasonably necessary for the Seller to fulfill its obligations pursuant to this Agreement to prepare the Proxy Statement or which may be reasonably necessary for the Seller to confirm that the representations and warranties of the Buyer contained herein are true and correct and that the covenants of the Buyer contained herein have been performed in all material respects. Neither the Buyer nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Buyer's customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

         (e) All information furnished by the Buyer to the Seller or its representatives pursuant hereto shall be treated as the sole property of the Buyer and, if the Merger shall not occur, the Seller and its representatives shall return to the Buyer or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Seller shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Seller's possession prior to the disclosure thereof by the Buyer; (y) was then generally known to the public; or (z) was disclosed to the Seller by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Seller is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Buyer to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Seller may disclose such information to such tribunal or governmental body or agency without liability hereunder.

         (f) No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein or any condition to the obligations of the parties hereto.

         SECTION 6.03. STOCKHOLDER MEETING. The Seller shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement. The Seller will, through its Board of Directors, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement; provided, however, that nothing contained in this Section 6.03 or elsewhere in this Agreement shall prohibit the Seller's Board of Directors from failing to make such recommendation or modifying or withdrawing its recommendation, if such Board shall have concluded in good faith with the advice of counsel that such action is required to prevent such Board from breaching its fiduciary duties to the stockholders of the Seller.

         SECTION 6.04. LEGAL CONDITIONS TO MERGER. Each of the Buyer and the Seller shall, and shall cause each of its subsidiaries to, use its reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Seller or the Buyer or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

         SECTION 6.05. RESTRICTIONS ON RESALE. The Seller shall use all reasonable efforts to cause each director, executive officer and other person of the Seller who, at the time of the stockholder's meeting called by the Seller to approve this Agreement, is an "affiliate" of the Seller (for purposes of Rule 145 under the Securities Act) and who has indicated to the Seller that such person intends to elect to receive the Buyer Common Stock pursuant to the Merger, to execute "affiliate letters" prior to the Effective Time providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of the Buyer Common Stock received by such person in the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. The Buyer shall use all reasonable efforts to comply with Rule 144(c) under the Securities Act in order that all such persons may resell such Buyer Common Stock pursuant to Rule 145(d) under the Securities Act.

         SECTION 6.06. NASDAQ LISTING. The Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

         SECTION 6.07. NO SOLICITATION. The Seller shall not and shall cause the Seller's Bank and the Subsidiaries to not, directly or indirectly, through any officer, director, agent or otherwise, solicit or initiate the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any material portion of the assets of, or any equity interest in, the Seller, the Seller's Bank or the Subsidiaries or any business combination with the Seller, the Seller's Bank or the Subsidiaries or, except to the extent determined by the Seller Board, with the advice of its independent counsel, to be required by fiduciary obligations under applicable law, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate, any effort or attempt by any other person to do or seek any of the foregoing. The Seller immediately shall cease and cause to be terminated and shall cause the Seller's Bank and the Subsidiaries to cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Seller shall notify the Buyer and cause the Seller's Bank or the Subsidiaries to notify the Buyer promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to the Buyer, indicate in reasonable detail the identity of the person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or contact. The Seller agrees and shall cause the Seller's Bank and the Subsidiaries not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Seller, the Seller's Bank or the Subsidiaries is a party.

         SECTION 6.08. EMPLOYEE BENEFIT MATTERS.

         (a) PROVISION OF BENEFITS. As soon as practicable after the Effective Time, the Buyer agrees to provide the employees of the Seller's Bank (the "Seller Employees") who remain employed after the Effective Time (collectively, the "Transferred Seller Employees") with the types and levels of employee benefits maintained by the Buyer for similarly situated employees of the Buyer's Bank. The Buyer will treat, and cause its applicable benefit plans to treat, the service of Seller Employees with Seller or any Subsidiary as service rendered to the Buyer or any Affiliate of Buyer for purposes of eligibility to participate, vesting and for other appropriate benefits, including applicability of minimum waiting periods for participation, but in no event for purposes of benefit accrual (including minimum pension amount) attributable to any period before the Effective Time. Without limiting the foregoing, the Buyer shall not treat any employee of the Seller or any of its Subsidiaries as a "new" employee for purposes of any exclusions under any health or similar plan of the Buyer or an Affiliate for a pre-existing medical condition, and will make appropriate arrangements with its insurance carrier(s) to ensure such result.

         (b) COMPENSATION ARRANGEMENTS. Following the Effective Time, the Buyer shall honor and shall cause its subsidiaries to honor the mutual agreement of the Seller's Bank and David L. Marsh, in accordance with Section 6.18 of this Agreement, with respect to the Special Termination Agreement by and between David L. Marsh and the Seller's Bank, dated as of December 30, 1986 (the "Special Termination Agreement").

         (c) CONTINUATION OF PLANS. Notwithstanding anything to the contrary contained herein, the Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Seller, the Seller's Bank or any of the Subsidiaries; provided, however, that the Buyer shall continue to maintain the such plans (other than stock based or incentive plans or stock funds in retirement plans) until the Seller Employees are permitted to participate in the Buyer's or its Affiliates plans.

         (d) SEVERANCE OBLIGATIONS. Employees of the Seller or the Seller's Bank whose employment is terminated on or within one year after the Effective Time will be provided with severance benefits to the extent as provided in Exhibit II hereto.

         (e) PARACHUTE PAYMENTS. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Seller or any of the Subsidiaries take any action or make any payments that would result, either individually or in the aggregate, in the payment of an "excess parachute payment" within the meaning of Section 280G of the Code or that would result, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

         (f) RETENTION PAYMENTS. The Seller or the Seller's Bank shall pay to those employees of the Seller's Bank designated by the mutual agreement of the Seller and the Buyer retention payments not to exceed in the aggregate the amount set forth in Exhibit II hereto. Such payments shall be payable at such time and shall be allocated among such employees as mutually agreed by the Seller and the Buyer, as promptly as practical after the date hereof.

         SECTION 6.09. DIRECTORS' AND OFFICERS' INSURANCE.

         (a) The Buyer shall use its reasonable best efforts to maintain in effect for three years from the Effective Time, if available, the current directors' and officers' liability insurance policy maintained by the Seller (provided that the Buyer may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Buyer be required to expend pursuant to this Section 6.09(a) more than the amount equal to 150% of the current annual amount expended by the Seller to maintain or procure insurance coverage pursuant hereto. In connection with the foregoing, the Seller agrees to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

         (b) The Buyer agrees to indemnify current and former directors or officers of the Seller to the same extent that such directors or officers are entitled to indemnification as of the date of this Agreement under the Seller's Articles of Organization and/or By-laws to the full extent permitted under applicable law for a period of six years from the Effective Time, provided that in the event that any claim is asserted or made by such current or former director or officer within such six year period, the right to indemnification in respect of such claim shall continue until the disposition of such claim. The provisions of this Section 6.09 are specifically for the benefit of those present and former directors and officers entitled to indemnification as of the date of this Agreement under the Seller's By-Laws.

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
         (c) In the event that the Buyer or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Buyer shall assume the obligations set forth in this Section 6.09.

         SECTION 6.10. FINANCIAL AND OTHER STATEMENTS. Notwithstanding anything to the contrary in Section 6.02, during the term of this Agreement, the Seller shall provide to the Buyer the following documents and information:

                  (a) As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, the Seller will deliver to the Buyer the Seller Bank's quarterly Call Report as filed with the appropriate Bank Regulator. As soon as reasonably available, but in no event more than 90 days after the end of each fiscal year ending after the date of this Agreement, the Seller will deliver to the Buyer the Seller Bank's consolidated and audited financial statements for the fiscal year then ended.

                  (b) Promptly upon receipt thereof, the Seller will furnish to the Buyer copies of all internal control reports submitted to the Seller or the Seller's Bank by independent auditors in connection with each annual, interim or special audit of the books of the Seller or the Seller's Bank made by such auditors.

                  (c) As soon as practicable, the Seller and the Seller's Bank will furnish to the Buyer copies of all such financial statements and reports as they shall send to their stockholder(s), the Massachusetts Commissioner, the FDIC, the FRB, or any other regulatory authority, to the extent any such reports furnished to any such regulatory authority are not confidential and except as legally prohibited under applicable laws and regulations.

                  (d) With reasonable promptness, the Seller and the Seller's Bank will furnish to the Buyer such additional financial data as the Buyer may reasonably request.

         SECTION 6.11. FURTHER ACTION. The Buyer and the Seller each shall, and shall cause their subsidiaries to, use reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Seller or the Buyer or any of their respective subsidiaries in connection with the Merger and any of the other transactions contemplated by this Agreement.

         SECTION 6.12. PUBLIC ANNOUNCEMENTS. Except as otherwise required by law or the rules of Nasdaq, so long as this Agreement is in effect, neither the Buyer nor the Seller shall, or shall they permit any of their subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

         SECTION 6.13. ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be reasonably requested by the Buyer.

         SECTION 6.14. UPDATE OF DISCLOSURE SCHEDULES. From time to time prior to the Effective Time, the Seller will promptly supplement or amend the Seller Disclosure Schedule to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or which is necessary to correct any information in the Seller Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Seller Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 7.02(a) hereof, as the case may be, or the compliance by the Seller with the covenants set forth in Articles V and VI hereof.

         SECTION 6.15. CURRENT INFORMATION.

         (a) During the period from the date of this Agreement to the Effective Time, the Seller will cause one or more of its designated representatives (i) to confer on a regular and frequent basis (at least monthly) with representatives of Buyer to report on (x) the general status of the ongoing operations of the Seller and the Seller's Bank, (y) the status of, and the action proposed to be taken with respect to, those Loans held by the Seller or the Seller's Bank which, either individually or in combination with one or more other Loans to the same borrower thereunder, have an aggregate original principal amount of $250,000 or more and are classified or non-performing assets, and (z) the status of, and the action proposed to be taken with respect to, foreclosed property and other real estate owned by the Seller or the Seller's Bank, and (ii) to cooperate and communicate with respect to the manner in which the business of the Seller and the Seller's Bank is conducted, including but not limited to, the disposition of certain assets after the Effective Time, the type and mix of products and services, personnel matters, branches, the granting of credit, and problem loan management, reserve adequacy, securities investments and accounting. During the period from the date of this Agreement to the Effective Time, the Seller and the Seller's Bank shall provide the Buyer with sufficient information to review new extensions of credit, renewals and restructurings having an original principal amount of $200,000 and information detailing overall asset quality. The Seller shall also ensure that the Seller's Bank

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
allows the Buyer to designate one of its officers to attend the Seller's Bank credit committee meetings and be a non-voting attendee thereof.

         (b) The Seller and the Seller's Bank will promptly notify the Buyer of any material change in the normal course of business or in the operation of the properties of the Seller or the Seller's Bank and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving them and will keep the Buyer reasonably informed of such events.

         (c) To the extent not covered by paragraphs (a) and (b) above, the Seller and the Seller's Bank shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Seller, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, and (ii) any failure of the Seller, the Seller's Bank or the Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this paragraph (c) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         SECTION 6.16. DIRECTORS OF SELLER'S BANK. As sole stockholder of Seller's Bank immediately following the Effective Time, the Buyer agrees to ensure that the Directors of the Seller's Bank immediately prior to the Effective Time shall be the Directors of the Seller's Bank for a period of one year following the Effective Time; provided, however, that immediately following the Effective Time, the number of members of the Board of Directors of the Seller's Bank shall be expanded by one member and the vacancy so created shall immediately thereafter be filled by a person designated by the Buyer. The Seller and the Buyer agree to cause the Seller's Bank to hold regular meetings of its Board of Directors not more than one time per month. Loan Committee meetings, which shall not be considered meetings of the Board of Directors, may be held as frequently as the Seller's Bank deems appropriate.

         SECTION 6.17. TERMINATION OF EMPLOYMENT AGREEMENT. The Seller agrees to cause the Seller's Bank to cause the Employment Agreement by and between David
L. Marsh and the Seller's Bank, dated as of January 1, 1993 (the "Current Employment Agreement") to be terminated by the mutual written agreement of the parties thereto prior to the Effective Time.

         SECTION 6.18. TERMINATION OF SPECIAL TERMINATION AGREEMENT. The Seller agrees to cause the Special Termination Agreement to be terminated by the mutual written agreement of the parties thereto prior to the Effective Time, which such mutual agreement shall include as its only ongoing obligation a provision accelerating the payment contemplated by Section 4 of the Special Termination Agreement and providing for the payment to Mr. Marsh of such amount, by check, within three (3) business days of the Effective Time.

         SECTION 6.19. EMPLOYMENT AGREEMENTS. The Seller agrees to cause the Seller's Bank to execute and deliver and to cause David L. Marsh and Rick Edelstein to execute and deliver prior to the Effective Time employment agreements in the forms attached hereto as Exhibit III and Exhibit IV, respectively (the "Employment Agreements").

         SECTION 6.20. VOTING AGREEMENTS. The Seller agrees to cause each of its directors and officers to execute and deliver (individually, and to the extent applicable in their respective capacities as trustee) concurrently with the execution of this Agreement or within twenty-one (21) days thereafter, a voting agreement in the form of Exhibit V hereto.

                                   ARTICLE VII

                            CONDITIONS TO THE MERGER

         SECTION 7.01. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                  (a) STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved and adopted by the affirmative vote of the stockholders of the Seller to the extent required by Massachusetts Law and the Articles of Organization of the Seller;

                  (b) NASDAQ LISTING. The shares of Buyer Common Stock which shall be issued to shareholders of the Seller upon consummation of the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

                  (c) REGULATORY APPROVALS. All necessary approvals, authorizations and consents of all Governmental Entities required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

                  (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

                  (e) NO ORDERS, INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree (whether temporary, preliminary or permanent) issued by federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this

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
         Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an Injunction shall be pending. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction, which prohibits, restricts or makes illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement.

         SECTION 7.02. CONDITIONS TO OBLIGATIONS OF THE BUYER. The obligation of the Buyer to effect the Merger is also subject to the satisfaction or waiver by the Buyer at or prior to the Effective Time of the following conditions:

                  (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Seller in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, it being understood that such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct represent, either individually or in the aggregate, a Material Adverse Effect on the Seller, provided, however, that for purposes of determining satisfaction of this condition, no effect shall be given to an exception in such representations and warranties relating to materiality, a Material Adverse Effect or the knowledge of the Seller. The Buyer shall have received a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of the Seller dated as of the Effective Date.

                  (b) AGREEMENTS AND COVENANTS. The Seller shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Seller to be performed or complied with by it at or prior to the Effective Date under the this Agreement, and the Buyer shall have received a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Seller dated as of the Effective Date.

                  (c) CONSENTS UNDER AGREEMENTS. The Seller and the Seller's Bank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by the Seller or the Seller's Bank for the lawful consummation of the Merger by the Seller.

                  (d) NO BURDENSOME CONDITION. None of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon the Buyer, the Seller, the Surviving Corporation, or any of their respective subsidiaries that would, in the good faith reasonable judgment of the Board of Directors of the Buyer, materially and adversely affect the business, operations, financial conditions, property or assets of the combined enterprise or of the Seller or the Seller's Bank or otherwise materially impair the value of the Seller or the Seller's Bank to the Buyer; provided, however, that no term condition or restriction that relates primarily to regulatory matters existing at the date hereof with respect to the pre-Merger business or activities of the Buyer or any of its subsidiaries shall be deemed to affect the business, operations, financial condition, property or assets of the combined enterprise or of the Seller or the Seller's Bank or otherwise materially impair the value of the Seller to the Buyer.

                  (e) ACCOUNTANT'S LETTER. The Seller shall have caused to be delivered to the Buyer letters from Shatswell MacLeod & Company, independent public accountants with respect to the Seller, dated the date on which the S-4 or last amendment thereto shall become effective, and dated the date of the Closing, and addressed to the Buyer and the Seller, with respect to the Seller's consolidated financial position and results of operations, which procedures shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions.

                  (f) INVESTMENT BANKER OPINION. The Buyer shall have received a copy of the opinion of the Seller's Investment Banker, dated as of the date of this Agreement, that the Merger Consideration to be received by the stockholders of the Seller pursuant to the Merger is fair to such shareholders from a financial point of view.

                  (g) EMPLOYMENT AGREEMENT TERMINATION. The Current Employment Agreement shall have been terminated by the mutual written agreement of the parties thereto.

                  (g) SPECIAL TERMINATION AGREEMENT TERMINATION. The Special Termination Agreement shall have been terminated by the mutual written agreement of the parties thereto.

                  (h) EMPLOYMENT AGREEMENTS. The Employment Agreements shall have been executed and delivered by the stipulated parties thereto.

         SECTION 7.03. CONDITIONS TO OBLIGATIONS OF THE SELLER. The obligations of the Seller to effect the Merger are also subject to the following conditions:

                  (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Buyer in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, it being understood that such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct represent, either individually or in the aggregate, a Material Adverse Effect on the Buyer, provided, however, that for purposes of determining satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality, a Material Adverse Effect or the knowledge of the Buyer. The Seller shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Buyer to such effect dated as of the Effective Date.

                  (b) AGREEMENTS AND COVENANTS. The Buyer shall have performed in all material respects all obligations and complied in all material respects with all of the respective agreements or covenants to be performed or complied by such party under this Agreement and the Seller shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Buyer to such effect dated as of the Effective Date.

                  (c) INVESTMENT BANKER OPINION. The Seller shall have received the opinion of the Seller's Investment Banker, dated as of the date of this Agreement, that the Merger Consideration to be received by the stockholders of the Seller pursuant to the Merger is fair to such shareholders from a financial point of view.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

         SECTION 8.01. TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the stockholders of the Seller:

                  (a) by mutual written consent duly authorized by the Boards of Directors of the Buyer and the Seller;

                  (b) by either the Buyer or the Seller if (i) the Effective Time shall not have occurred on or before September 30, 2000 or such later date as the parties may have agreed upon (the "Expiration Date"); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

                  (c) by either the Buyer or the Seller (i) ninety days after the date on which any request or application for a regulatory approval required to consummate the Merger shall have been denied or withdrawn at the request or recommendation of the Governmental

         Entity which must grant such requisite regulatory approval, unless within the ninety day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with such Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.01(c)
         (i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

                  (d) by either the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Effective Time or within thirty business days following receipt by the breaching party of written notice of such breach from the other party hereto (for purposes of this Section a material breach shall be deemed to be a breach which has, either individually or in the aggregate, a Material Adverse Effect on the party making such representations or warranties, provided, that no effect shall be given to any qualification relating to materiality, a Material Adverse Effect or knowledge in such representations and warranties);

                  (e) by either the Buyer or the Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty business days following receipt by the breaching party of written notice of such breach from the other party hereto;

                  (f) by either the Buyer or the Seller (provided, that if the terminating party is the Seller, the Seller shall not be in material breach of any of its obligations under Section 6.03) if any approval of the stockholders of the Seller required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof, or by the Buyer, if such meeting of stockholders shall not have been held or shall have been canceled prior to the Expiration Date;

                  (g) by the Buyer, if the Seller Board shall not have publicly recommended to the stockholders of the Seller that such stockholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby or shall have withdrawn or modified such recommendation in a manner adverse to the Buyer; or

                  (h) by the Seller pursuant to the provisions of Section 2.06 hereof.

         SECTION 8.02. EFFECT OF TERMINATION; EXPENSES.2

         (a) In the event of the termination of this Agreement pursuant to
Section 8.01, this Agreement shall forthwith become void (except as set forth in Section 9.03), and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, and (ii) as otherwise provided in this
Section 8.02.

         (b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the gross negligence or willful breach of a party hereto, such party shall be liable to the other party for all out-of-pocket costs and expenses (but in no event in an amount in excess of $450,000), including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder ("Expenses"). The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity.

         (c) As a condition of the Buyer's willingness, and in order to induce the Buyer, to enter into this Agreement and to reimburse the Buyer for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, the Seller will make a cash payment to the Buyer of $800,000 (the "Special Payment") if and only if:

                  (i) (x) the Buyer or the Seller has terminated this Agreement pursuant to Section 8.01(f), or (y) the Buyer has terminated this Agreement pursuant to
                           Section 8.01(g), or (z) the Buyer has terminated this Agreement pursuant to Sections 8.01(d) or 8.01(e) and the breach of the representation, warranty, covenant or agreement under Sections 8.01(d) or 8.01(e) was caused by the willful conduct or gross negligence of the Seller, and

                  (ii) (x) within twelve months of any such termination or other event specified in (i) above, (A) the Seller or the Seller's Bank shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than the Buyer or any affiliate of the Buyer or (B) the Seller Board or any committee thereof shall have authorized, approved, recommended, publicly proposed or failed to publicly oppose an Acquisition Transaction or recommended that stockholders of the Seller authorize, approve or accept any Acquisition Transaction with any person other than the Buyer or any affiliate of the Buyer, or (y) in the case of Sections 8.01(f) or 8.01(g), at the time of such termination or event giving rise to such termination, it shall have been publicly announced that any person (other than the Buyer or any affiliate of the Buyer) shall have (A) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) filed an application (or given a notice), whether in draft or final form, under the BHC Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction.

         Any payment required under this Section 8.02(c) will be (i) payable by the Seller to the Buyer (by wire transfer of immediately available funds to an account designated by the Buyer) within five business days after demand by the Buyer and (ii) net of any other payments made by the Seller to the Buyer pursuant to the provisions of Section 8.02(b). In the event of a termination under circumstances that would trigger a payment under this Section 8.02(c), any standstill provisions contained in the Confidentiality Agreement shall terminate.

         For purposes of this Agreement, "Acquisition Transaction" shall mean
(i) a merger, consolidation or similar transaction involving the Seller, the Seller's Bank or any of their Subsidiaries, (ii) the disposition, by sale, lease, exchange or otherwise, of assets of the Seller, the Seller's Bank or any of their Subsidiaries representing 24.9% or more of the consolidated assets of the Seller, the Seller's Bank and their Subsidiaries, in a single transaction or series of transactions, other than sales of mortgages into the secondary market in the ordinary course of business consistent with past practice, (iii) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 24.9% or more of the voting power of the Seller, the Seller's Bank or any of their Subsidiaries, (iv) any person (other than the Buyer or any affiliate of the Buyer) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act, with respect to, a tender offer or exchange offer to purchase any shares of Seller Common Stock such that, upon consummation of such offer, such person would own or control 24.9% or more of the then outstanding shares of Seller Common Stock, or (v) any person (other than the Buyer or any affiliate of the Buyer) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, 24.9% or more of the then outstanding shares of Seller Common Stock.

                    (d) Except as otherwise provided in this Section 8.02, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by this Agreement is consummated.

         SECTION 8.03. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the transactions contemplated hereby, no amendment may be made which would reduce the amount or change the type of consideration into which each share of Seller Common Stock shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         SECTION 8.04. WAIVER. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the approval and adoption of this Agreement and the approval of the transactions contemplated hereby by the stockholders of the Seller there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which would reduce the amount or change the form of the consideration into which each Share shall be converted upon consummation of the Merger delivered to the Seller's stockholders hereunder other than as contemplated by this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                               GENERAL PROVISIONS

         SECTION 9.01. CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 9:00 a.m. on a date to be specified by the parties, within ten business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Sections 7.01 (the "Closing Date"), at the offices of Goodwin, Procter & Hoar LLP, One Exchange Place, Boston, Massachusetts, unless another time, date or place is agreed to in writing by the parties hereto.

         SECTION 9.02. ALTERNATIVE STRUCTURE. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Buyer shall be entitled to revise the structure of the Merger and the other transactions contemplated hereby and thereby, provided that (i) there are no material adverse federal or state income tax consequences to the Seller and its stockholders as a result of the modification; (ii) the consideration to be paid to the holders of shares of Seller Common Stock under this Agreement is not thereby changed in kind or reduced in amount; (iii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of the Seller's directors, officers and other employees; and (iv) such modification will not be likely to delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

         SECTION 9.03. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Articles I and II and Sections 6.08, 6.09 and 6.16 shall survive the Effective Time indefinitely and those set forth in Section 6.02(c) and in Sections 6.02(e), Article VIII and Article IX hereof shall survive termination indefinitely.

         SECTION 9.04. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.04):

                    if to the Buyer:

                    Andover Bancorp, Inc.
                    61 Main Street
                    Andover, Massachusetts  01810
                    Facsimile:     (978) 475-3200
                    Attention:     Gerald T. Mulligan
                                   President and Chief Executive Officer

                    with a copy to:

                    Goodwin, Procter & Hoar
                    One Exchange Place
                    Boston, Massachusetts 02109
                    Facsimile:     (617) 523-1231
                    Attention:     Regina M. Pisa, P.C.
                                   Paul W. Lee, P.C.


                    if to the Seller:

                    GBT Bancorp
                    2 Harbor Loop
                    Post Office Box 30
                    Gloucester, Massachusetts 01930-0030
                    Facsimile:     (978) 283-5072
                    Attention:     David L. Marsh
                                   President and Chief Executive Officer
                    with a copy to:

                    Foley Hoag & Eliot LLP
                    One Post Office Square
                    Boston, Massachusetts  02109
                    Facsimile:      (617) 832-7000
                    Attention:      Peter W. Coogan, Esq.

         SECTION 9.05. CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

         (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 5% or more;

         (b) "beneficial owner" with respect to any shares of Seller Common Stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or
(iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

         (c) "business day" means any day on which the principal offices of the FDIC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of Boston;

         (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

         (e) "knowledge" as used herein in the context of the Seller shall mean knowledge of the Seller or its subsidiaries and as used herein in the context of the Buyer shall mean knowledge of the Buyer or its subsidiaries.

         (f) "person" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

         (g) "subsidiary" or "subsidiaries" of the Surviving Corporation, the Buyer, the Seller or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries, except as otherwise defined herein.

         SECTION 9.06. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

         SECTION 9.07. ENTIRE AGREEMENT. This Agreement (including the Disclosure Schedules and Exhibits) and the Stock Option Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof except for the Confidentiality Agreement.

         SECTION 9.08. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         SECTION 9.09. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement (other than Section 6.08), express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         SECTION 9.10. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 9.11. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the City of Boston.

         SECTION 9.12. HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 9.13. INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits, Annexes or Schedules, such reference shall be to a Section of or Exhibit, Annex or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to be January 26, 2000.

         SECTION 9.14. COUNTERPARTS. This Agreement may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                                    * * * * *

         IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be executed as a sealed instrument as of the date first written above by their respective officers thereunto duly authorized.


                              ANDOVER BANCORP, INC.



                              By:   /s/ Gerald T. Mulligan
                                    ---------------------------------------
                                    Title:    President and Chief Executive
                                                 Officer

Attest: /s/ Cynthia J. Milne

                              By:   /s/ Joseph F. Casey
                                    ---------------------------------------
Secretary                           Title:    Chief Financial Officer and
                                                 Treasurer


                              GBT BANCORP



                              By:   /s/ David L. Marsh
                                    ---------------------------------------
                                    Title:    President and Chief Executive
                                                 Officer

Attest: /s/ Marianne Smith

                              By:   /s/ Marianne Smith
                                    ---------------------------------------
Secretary                           Title:    Treasurer

                                                                         Annex B



                             STOCK OPTION AGREEMENT

         STOCK OPTION AGREEMENT, dated as of January 26, 2000, between GBT BANCORP, a Massachusetts corporation ("ISSUER"), and ANDOVER BANCORP, INC., a Delaware corporation ("GRANTEE").

                                   WITNESSETH:

         WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the "MERGER AGREEMENT"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

         WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined):

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

         1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 157,483 fully paid and nonassessable shares of Issuer's Common Stock, no par value per share ("COMMON STOCK"), at a price of $20.50 per share (the "OPTION PRICE"); PROVIDED FURTHER that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

            (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

         2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined); PROVIDED THAT the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 100 days following such Subsequent Triggering Event. Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial

Triggering Event except a termination by Grantee pursuant to Sections 8.01(d) or 8.01(e) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional); or (iii) the passage of twelve months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Sections 8.01(d) or 8.01(e) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional). The "Last Triggering Event" shall mean the last Initial Triggering Event to expire. The term "Holder" shall mean the holder or holders of the Option.

            (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                (i) Issuer or any of its Subsidiaries (each an "ISSUER SUBSIDIARY"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 ACT"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "GRANTEE SUBSIDIARY") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction or shall have failed to publicly oppose an Acquisition Transaction, in each case with any person other than Grantee or a Grantee Subsidiary. For purposes of this Agreement, "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC") of Issuer, (x) a purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Significant Subsidiary of Issuer, or (z) any substantially similar transaction; PROVIDED, HOWEVER, that in no event shall any (i) merger, consolidation, or similar transaction involving Issuer or any Significant Subsidiary in which the voting securities of Issuer outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of the Issuer or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, PROVIDED any such transaction is not entered into in violation of the terms of the Merger Agreement;

                (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement;

                (iii) The shareholders of Issuer shall have voted and failed to approve and adopt the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than the Grantee or a Grantee Subsidiary) shall have made a proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

                (iv) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                (v) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

                (vi) After an overture is made by a person other than Grantee or any Grantee Subsidiary to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

                (vii) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, whether in draft or final form, for approval to engage in an Acquisition Transaction.

            (c) The term "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date hereof:

                (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

                (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (y) shall be 20%.

            (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "TRIGGERING EVENT"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

            (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "CLOSING DATE"); PROVIDED that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods (including any extensions thereof) have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods (including any extensions thereof) shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

            (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, PROVIDED that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

            (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

            (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

         "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

                (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this
Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer;
(iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. sec. 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any other federal or state regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such other federal or state regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and
(iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

         4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would be prohibited under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

         6. The obligations set forth in this Section 6 shall apply during such time as securities of the Issuer (or its successors or assigns) are registered under the 1934 Act. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 100 day after such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering the resale of this Option and any shares issued pursuant to this Option and the issuance of any shares issuable pursuant to this Option to the extent then permitted under the rules, regulations or policies of the SEC and, to the extent not so permitted, the resale of such shares issuable pursuant to this Option. The Issuer shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option ("OPTION SHARES") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such longer time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Holder's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and PROVIDED, HOWEVER, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and PROVIDED FURTHER, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

         7. (a) Immediately prior to the occurrence of a Repurchase Event (as defined below), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "OPTION REPURCHASE PRICE") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "OWNER") delivered within 100 days after such occurrence (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "OPTION SHARE REPURCHASE PRICE") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

            (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this
Section 7. Within the later to occur of (x) five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

            (c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner a certificate for the Option Shares it is then so prohibited from repurchasing.

            (d) For purposes of this Section 7, a Repurchase Event shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the proviso to Section 2 (b) (i) hereof or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock, PROVIDED THAT no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. The parties hereto agree that Issuer's obligations to repurchase the Option or Option Shares under this Section 7 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

         8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

            (b) The following terms have the meanings indicated:

                (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

                (2) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                (3) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

                (4) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; PROVIDED THAT if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

            (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

            (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

            (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "SUBSTITUTE OPTION ISSUER") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

            (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

         9. (a) At the request of the holder of the Substitute Option (the "SUBSTITUTE OPTION HOLDER"), the issuer of the Substitute Option (the "SUBSTITUTE OPTION ISSUER") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "SUBSTITUTE OPTION REPURCHASE PRICE") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed), and at the request of the owner (the "SUBSTITUTE SHARE OWNER") of shares of Substitute Common Stock (the "SUBSTITUTE SHARES"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "SUBSTITUTE SHARE REPURCHASE PRICE") equal to (x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

            (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

            (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing.

         10. The 100-day period for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

         11. Issuer hereby represents and warrants to Grantee as follows:

            (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

            (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

            (c) Issuer has taken all action (including if required redeeming all of the Rights or amending or terminating the Rights Agreement) so that the entering into of this Option Agreement, the acquisition of shares of Common Stock hereunder and the other transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

         12. Grantee hereby represents and warrants to Issuer that:

            (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

            (b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

         13. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 10); PROVIDED, HOWEVER, that until the date 15 days following the date on which the Federal Reserve Board approves an application by Grantee under the BHCA to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board.

         14. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq National Stock Market upon official notice of issuance and applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

         15. (a) Grantee may, at any time during which Issuer would be required to repurchase the Option or any Option Shares pursuant to Section 7, surrender the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 15 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The "Surrender Price" shall be equal to
(i) $1 million, plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Option Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Option Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms' length sale of a portion of the Option to any party not affiliated with Grantee.

            (b) Grantee may exercise its right to surrender the Option and any Option Shares pursuant to this Section 15 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Option and Option Shares, if any, in accordance with the provisions of this Section 15 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

            (c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 15 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 15(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 15).

            (d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 15 with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute option pursuant to Section 9.

         16. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

         17. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         18. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

         19. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         20. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         21. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         22. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         23. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.




                    *                   *                   *

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                           GBT BANCORP



                                           By:    /s/ David L. Marsh
                                              ---------------------------------
                                           Name:  David L. Marsh
                                           Title: President and Chief Executive
                                                  Officer



                                           ANDOVER BANCORP, INC.



                                           By:    /s/ Gerald T. Mulligan
                                           ------------------------------------
                                           Name:  Gerald T. Mulligan
                                           Title: President and Chief Executive
                                                  Officer

                                                                         ANNEX C

         PROVISIONS OF MASSACHUSETTS LAW GOVERNING SHAREHOLDERS' RIGHTS

                    MASSACHUSETTS GENERAL LAWS, CHAPTER 156B


Section 85. Dissenting stockholder; right to demand payment for stock; exception

     A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

Section 86. Sections applicable to appraisal; prerequisites

     If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

Section 87. Statement of rights of objecting stockholders in notice of meeting; form

     The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

     "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."

Section 88. Notice of effectiveness of action objected to

     The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation.

Section 89. Demand for payment; time for payment

     If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

Section 90. Demand for determination of value; bill in equity; venue

     If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

Section 91. Parties to suit to determine value; service

     If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

Section 92. Decree determining value and ordering payment; valuation date

     After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.

Section 93. Reference to special master

     The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

Section 94. Notation on stock certificates of pendency of bill

     On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

Section 95. Costs; interest

     The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.

Section 96. Dividends and voting rights after demand for payment

     Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;

     (2) A bill, if filed, shall be dismissed as to such stockholder; or

     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

Section 97. Status of shares paid for

     The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

Section 98. Exclusive remedy; exception

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

                                                                         Annex D




                                                                     May 1, 2000


The Board of Directors
GBT Bancorp
2 Harbor Loop
Gloucester, MA  01930


The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of GBT Bancorp ("GBT") of the cash payment amount and exchange ratio governing the exchange of shares of the common stock of GBT for shares of common stock of Andover Bancorp, Inc. ("Andover") in connection with the proposed acquisition of GBT by Andover pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated January 26, 2000 by and between Andover and GBT. Pursuant to the Merger Agreement, GBT will merge with and into Andover, with Andover being the surviving corporation.

        As is more specifically set forth in the Merger Agreement, upon consummation of the merger, each outstanding share of GBT common stock, except for shares held by Andover and its subsidiaries (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be exchanged into 0.7543 shares of Andover Common Stock (subject to modification in certain cases dependent upon the price of Andover Common Stock proximate to the closing date of the transaction) or will receive $20.50 in cash as determined by a GBT shareholder election process outlined in the Merger Agreement. The Merger Agreement may be terminated under certain conditions prior to the effective time of the merger by the Board of Directors of either party based on defined criteria.

        McConnell, Budd & Downes, Inc., as part of its investment banking business, is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, competitive bidding processes, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with GBT includes having worked as a financial advisor to GBT since 1995 on a contractual basis and specifically includes our participation in the process and negotiations leading up to the proposed merger with Andover. In the course of our role as financial advisor to GBT in connection with the merger, we have received fees for our services and will receive additional fees contingent on the occurrence of certain defined events. While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length mergers and other business combination transactions upon consummation of such transactions, as is the case with this transaction, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of this transaction.

         In arriving at our opinion, we have reviewed the Merger Agreement and the proxy statement/prospectus in the form to be mailed to GBT stockholders. We have also reviewed publicly available business, financial and shareholder information relating to GBT and its subsidiaries and certain publicly available financial and shareholder information relating to Andover.

         In connection with the foregoing, we have (i) reviewed Andover's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the five calendar years ended December 31, 1999 and Andover's Quarterly Report on Form 10-Q for the first three fiscal quarters of 1999; (ii) reviewed GBT's Annual Reports to Stockholders and related financial information for the four calendar years ended December 31, 1998 and GBT's Quarterly Reports to Stockholders for the first three fiscal quarters of 1999 and related unaudited financial information for 1999; (iii) reviewed certain internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to McConnell, Budd & Downes, Inc. by Andover and GBT, respectively; (iv) held discussions with members of the senior management and board of GBT concerning the past and current results of operations of GBT, its current financial condition and management's opinion of its future prospects; (v) held discussions with members of senior management of Andover concerning the past and current results of operations of Andover, its current financial condition and management's opinion of its future prospects; (vi) reviewed the historical record of reported prices, trading volume and dividend payments for both GBT and Andover common stock; (vii) considered the current state of and future prospects for the economy of eastern Massachusetts generally and the relevant market areas for GBT and Andover in particular; (viii) reviewed specific merger analysis models employed by McConnell, Budd & Downes, Inc. to evaluate potential business combinations of financial institutions; (ix) reviewed the reported financial terms of selected recent business combinations in the banking industry; and (x) performed such other studies and analyses as McConnell, Budd & Downes, Inc. considered appropriate under the circumstances associated with this particular transaction.

        In the course of our review and analysis we considered, among other things, such topics as the historical and projected future contributions of recurring earnings by the parties, the anticipated future earnings per share results for the parties on both a combined and stand-alone basis, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future earnings per share, the relative capitalization and capital adequacy of each of the parties, the availability of non-interest income to each of the parties, the relative asset quality and apparent adequacy of the reserve for loan losses for each of the parties. We also considered the composition of deposits and the composition of the loan portfolio of each of Andover and GBT. In addition, we considered the historical trading range, trading pattern and relative market liquidity of the common shares of each of the parties. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by Andover and GBT and or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either Andover or GBT, nor have we obtained from any other source, any current appraisals of the assets or liabilities of either Andover or GBT. We have also relied on the management of Andover and GBT as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

        In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the merger, we assume that no conditions will be imposed by any regulatory agency in connection with its approval of the merger that will have a material adverse effect on the results of operations, the financial condition or the prospects of GBT following consummation of the merger.

        Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the exchange ratio is fair to the stockholders of GBT from a financial point of view.

                                                 Very truly yours,


                                                 McConnell, Budd & Downes, Inc.

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 145 of the Delaware General Corporation Law, as amended, the Registrant has the power to indemnify directors, officers, employees or agents, under certain prescribed circumstances, and subject to certain limitations, against certain costs and expenses, including attorneys' fees, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his or her being a director, officer, employee or agent of the Registrant if it is determined that he or she acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

         Section 102(b)(7) of the Delaware General Corporation Law, as amended, provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article V of the Registrant's By-laws , as amended and restated, provides that present and former directors and officers of the Registrant will be indemnified to the fullest extent authorized by the DGCL, as the same exists or may in the future be amended to provide for broader indemnification rights, against any and all reasonable expenses or liability incurred in connection with any threatened, pending or completed legal proceeding in which any such person is involved as a result of serving or having served as a director or officer of the Registrant, as a director or officer of any subsidiary of the Registrant, or acting or having acted in any capacity with any other entity at the Registrant's written request or direction, in each case if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to criminal actions or proceedings, that such person had no reasonable cause to believe his or her conduct was unlawful. The By-laws provide that any indemnification extended to an officer pursuant to Article V will include the reimbursement of expenses by us prior to the final disposition of the proceeding upon the receipt of an undertaking by such indemnified person to repay such payment if it is determined that such indemnified person is not entitled to such reimbursement. The By-laws further provide that the previously described provisions of Article V are deemed to be a contract between the Registrant and each director and officer. In addition, the By-laws provide that the provisions with respect to indemnification and payment of expenses incurred in defending a covered proceeding will not be exclusive of any right which any person may have or hereafter acquire under any statute, provision of the Charter or the By-laws, agreement, vote of the stockholders or disinterested directors or otherwise.

         Article 6 of the Registrant's Restated Certificate of Incorporation provides that directors of the Registrant shall not be personally liable for monetary damages to the Registrant or its stockholders for breaches of their fiduciary duty as directors, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS.

         (a) The following exhibits are filed as part of this Registration Statement or incorporated herein by reference:

Exhibit
No.                                  Description

     2.1 Agreement and Plan of Merger by and between Andover Bancorp, Inc. and GBT Bancorp, dated as of January 26, 2000 (Incorporated by reference to Exhibit 2.1 to Form 8-K of Andover Bancorp, Inc. filed February 9, 2000 and attached as Annex A to the Joint Proxy Statement/Prospectus included in this Registration Statement)

     4.1 Specimen of Andover Bancorp, Inc. common stock certificate (incorporated herein by reference to Exhibit 4 to Andover's Registration Statement on Form S-4, Registration No. 33-11891, filed on February 11, 1987).

     4.2 Shareholder Rights Agreement, dated as of January 21, 1999, between Andover Bancorp, Inc. and BankBoston, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Andover Bancorp Inc.'s Registration Statement on Form 8-A, filed on January 25,
            1999)

    *5.1    Opinion of Goodwin, Procter & Hoar LLP

    *8.1    Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters

    *8.2    Opinion of Foley, Hoag & Eliot LLP as to certain tax matters

    10.1 Stock Option Agreement, dated as of January 26, 2000, by and between Andover Bancorp, Inc. and GBT Bancorp (Incorporated by reference to
            Exhibit 10.1 to Form 8-K of Andover Bancorp, Inc. filed February 9, 2000 and attached as Annex B to the Joint Proxy Statement/Prospectus included in this Registration Statement)

   *23.1    Consent of Shatswell, MacLeod & Company, P.C.

   *23.2    Consent of KPMG LLP

   *23.3    Consent of McConnell, Budd & Downes, Inc.

    23.4    Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
            8.1)

    23.5    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 8.2)

    24.1 Powers of Attorney (contained on signature pages to this Registration Statement)

    99.1 Opinion of McConnell, Budd & Downes, Inc. as to the fairness of the transaction to stockholders of GBT Bancorp (Attached as Annex D to the Joint Proxy Statement/Prospectus included in this Registration Statement)


-----------

*   Filed herewith.

ITEM 22.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (c) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, Andover Bancorp, Inc. certifies that it has duly caused this registration statement (the " Registration Statement") to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Massachusetts, on this 3rd day of May, 2000.


                                           ANDOVER BANCORP, INC.



                                           By:  /s/ Gerald T. Mulligan
                                                --------------------------------
                                                    Gerald T. Mulligan
                                                    President
                                                    and Chief Executive Officer



        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
c

              Signature                                   Capacity                              Date
/s/ Gerald T. Mulligan                               President and Chief                     May 3, 2000
--------------------------------------------
    Gerald T. Mulligan                               Executive Officer
                                                     (Principal Executive Officer)

    *                                                Director                                May 3, 2000
--------------------------------------------
    Thomas F. Caffrey

    *                                                Director                                May 3, 2000
--------------------------------------------
    Naomi A. Gardner

    *                                                Director                                May 3, 2000
--------------------------------------------
    Cornelius J. McCarthy

    *                                                Director                                May 3, 2000
--------------------------------------------
    Clifford E. Elias

    *                                                Director                                May 3, 2000
--------------------------------------------
    Robert J. Scribner

    *                                                Director                                May 3, 2000
--------------------------------------------
    Fred P. Shaheen

    *                                                Director                                May 3, 2000
--------------------------------------------
    Paul J. Donahue, Sr.

    *                                                Director                                May 3, 2000
--------------------------------------------
    John E. Fenton, Jr.

    *                                                Director                                May 3, 2000
--------------------------------------------
    Frank D. Goldstein

    *                                                Director                                May 3, 2000
--------------------------------------------
    Irving E. Rogers, III


    /s/ Joseph F. Casey                              Chief Financial Officer and             May 3, 2000
--------------------------------------------         Treasurer (Principal
    Joseph F. Casey                                  Financial and Accounting Officer)


*By /s/ Gerald T. Mulligan
    ----------------------------------------
    Attorney-in-Fact


                                  EXHIBIT INDEX

Exhibit
No.                               Description

     2.1 Agreement and Plan of Merger by and between Andover Bancorp, Inc. and GBT Bancorp, dated as of January 26, 2000 (Incorporated by reference to Exhibit 2.1 to Form 8-K of Andover Bancorp, Inc. filed February 9, 2000 and attached as Annex A to the Joint Proxy Statement/Prospectus included in this Registration Statement)

     4.1 Specimen of Andover Bancorp, Inc. common stock certificate (incorporated herein by reference to Exhibit 4 to Andover's Registration Statement on Form S-4, Registration No. 33-11891, filed on February 11, 1987).

     4.2 Shareholder Rights Agreement, dated as of January 21, 1999, between Andover Bancorp, Inc. and BankBoston, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Andover Bancorp Inc.'s Registration Statement on Form 8-A, filed on January 25,
            1999).

    *5.1    Opinion of Goodwin, Procter & Hoar LLP

    *8.1    Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters

    *8.2    Opinion of Foley, Hoag & Eliot LLP as to certain tax matters

    10.1 Stock Option Agreement, dated as of January 26, 2000, by and between Andover Bancorp, Inc. and GBT Bancorp (Incorporated by reference to
            Exhibit 10.1 to Form 8-K of Andover Bancorp, Inc. filed February 9, 2000 and attached as Annex B to the Joint Proxy Statement/Prospectus included in this Registration Statement)

   *23.1    Consent of Shatswell, MacLeod & Company, P.C.

   *23.2    Consent of KPMG LLP

   *23.3    Consent of McConnell, Budd & Downes, Inc

    23.4    Consent of Goodwin, Procter & Hoar LLP (included in Exhibits 5.1 and
            8.1)

    23.5    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 8.2)

    24.1 Powers of Attorney (contained on signature pages to this Registration Statement)

    99.1 Opinion of McConnell, Budd & Downes, Inc. as to the fairness of the transaction to stockholders of GBT Bancorp (Attached as Annex D to the Joint Proxy Statement/Prospectus included in this Registration Statement)

---------------------

*Filed herewith.